SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 28, 2008

British Telecommunications plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: Annual Report and Form 20-F 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Deputy Secretary

Date: May 28, 2008

Bringing it all together

Annual
Report &
Form 20-F
2008

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

Back to Contents

BT is one of the world’s leading communications services companies operating in 170 countries.

•	Our vision is to be dedicated to helping our customers thrive in a changing world.

•	Our mission is to be the leader in delivering converged communication services.

•	Our principal activities include the provision of; networked IT services globally; local, national and international communications services; broadband and internet products and services; and converged fixed/mobile products and services.

CONTENTS
2	Report of the Directors
	2	Business review
	12	Financial review
	25	Statutory information
27	Statement of directors’ responsibility
28	Report of the independent auditors
29	Consolidated financial statements
76	Glossary of terms and US equivalents
77	Report of the independent auditors – parent company
78	Financial statements of British Telecommunications plc
93	Subsidiary undertakings and associate
94	Additional information for shareholders
98	Cross reference to Form 20-F

This is the annual report for the year ended 31 March 2008. It complies with UK regulations and is the annual report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     In this annual report, references to ‘‘BT’’, ‘‘BT plc’’, ‘‘the group’’, ‘‘the company’’, ‘‘we’’ or ‘‘our’’ are to British Telecommunications plc and its subsidiaries and lines of business, or any of them as the context may require.
     References to a year are to the financial year ended 31 March of that year, eg ‘‘2008’’ refers to the year ended 31 March 2008.
     Please see cautionary statement regarding forward-looking statements on page 95.
     A number of measures quoted in this Annual Report are ‘non GAAP’ measures. These include EBITDA and profit before specific items, net debt and free cash flow. The rationale for using non GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 13, 14-15, 19 and 23-24.

British Telecommunications plc Annual Report and Form 20-F 2008	1

Back to Contents

REPORT OF THE DIRECTORS BUSINESS REVIEW

Introduction
BT is one of the world’s leading communications services companies, operating in over 170 countries worldwide. Our principal activities include the provision of:

•	networked IT services globally;
•	local, national and international communications services;
•	broadband and internet products and services; and
•	converged fixed/mobile products and services.

Our vision
Our vision is to be dedicated to helping our customers thrive in a changing world. Dedication to our customers is vital in a competitive market. By designing everything we do around our customers, we can help them succeed on their terms.
     We aim to be a global leader in converged communications services. Convergence – bringing together fixed-line and mobile technologies, IT and communications, networks and services – is at the core of what we offer our customers. At BT, we call this ‘unified communications’.

Our strategy
Our strategy is to increase shareholder value by:

•	driving profitable growth in new wave markets;
•	defending our traditional business;
•	transforming our networks, systems and services for the twenty-first century; and
•	creating long-term partnerships with our customers.

Driving profitable new wave growth
At a time when next generation products and services are radically reshaping the communications industry, customers have more choice than ever before. But more choice can mean more complexity. Which is why we aim to offer straightforward and comprehensive services, backed by levels of customer service that set us apart from our competitors.
     In the 2008 financial year (2008), 39% of our revenue came from new wave and next generation products and services –primarily networked IT, broadband and convergent mobility solutions. This is up from 36% in the 2007 financial year (2007). New wave revenue grew by 9% in 2008, mainly driven by growth in networked IT services and broadband.

Global networked IT services
We are a business operator running our customers’ mission-critical networked IT services, to allow them to focus on their core business. We do this to create value in partnership with our customers including, co-investing and co-innovating so that they can create long-term value for their customers. We are a global leader in our target markets, competing with the world’s best. In recent years we have proved our ability to deliver both local and global networked IT Services contracts for large corporate customers and other organisations – including the government and public sectors – around the world. We have a comprehensive portfolio of services, supported by tens of thousands of highly skilled professional services people. Revenue from networked IT services for 2008 was £4,841 million, up 10% on the previous year.

Broadband in the UK
We continue to enhance the availability and attractiveness of broadband in the UK. At 31 March 2008, we had 12.7 million broadband lines, including 4.3 million LLU (local loop unbundling) lines. Broadband is available through our wholesale business to 99.6% of the UK’s homes and businesses.

In the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU broadband connections was 35%, compared with 34% in 2007. With 4.4 million broadband connections, we continue to be the UK’s most popular broadband retailer. During 2008, revenue from broadband services grew by 10% to £2,219 million.

Convergent mobility solutions
In the converged world, individuals and businesses increasingly need to connect and communicate wherever they happen to be, using whatever device they choose. We offer a range of mobility services in both the consumer and business markets. BT Openzone, for example, is one of the leading Wi-Fi (wireless broadband) services in the UK and at the heart of our ‘wireless cities’ initiative. Customers signing up to our broadband packages get Wi-Fi minutes included and we offer Wi-Fi roaming via 3,000 premium BT Openzone hotspots in the UK and Ireland and a further 40,000 around the world.
     In 2008, group mobility revenue was up 18% at £348 million, compared with £294 million in 2007. At 31 March 2008, we had a total of 360,000 mobile connections. We also further extended the European coverage of our mobility offering in 2008 through MVNO (mobile virtual network operator) agreements with Vodafone in Spain and Italy.

Defending our traditional business
We continue to face challenges in our traditional markets as a result of increased competition, a shift in our customers’ buying patterns and a challenging regulatory regime. In response to these conditions, we aim to make our traditional services – mainly calls and lines – ever more compelling for customers. For example, by combining voice services in attractive new ways, we can continue to add value to our customers’ lives and businesses. Revenue from traditional services was £12,661 million in 2008. This represents a decline of 1% in the year.

Transforming our networks
Our strategy is to build innovative, software-driven global networks that provide platforms for the rapid delivery of flexible and resilient new services that transform the customer experience and enable us to operate more cost effectively. Our global 21CN (twenty-first century network) is helping to define communications networks for the future and we are investing in a flexible systems infrastructure throughout BT. At 31 March 2008, 40% of the core 21CN infrastructure had been built.

At the heart of a networked Britain
BT has the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, 670 local and 120 trunk processor units, more than 125 million kilometres of copper wire and over 10.8 million kilometres of optical fibre, and an extensive IP backbone network.

Our global footprint
We have one of the most extensive IP-enabled networks in the world, stretching from Europe to North and South America, the Middle East, Africa and the Asia Pacific region.
     In 2008, we focused on enhancing the quality of our flagship MPLS (multi-protocol label switching) network service which provides coverage and support in 172 countries from more than 800 BT managed PoPs (points of presence) and more than 2,500 PoPs in partnership. We installed an average of more than 3,100 new customer sites a month on our MPLS network during 2008. As a result, MPLS revenue for 2008 grew by 25% to £815 million.

2	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Business review

Back to Contents

Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week. In November 2007, BT won the World Communications Association award for ‘Best Customer Care’. Widely recognised as a leading global industry event, the scheme celebrates business excellence and outstanding service.

Creating long-term partnerships
Our customers are at the heart of what we do and improving customer service is a critical focus for us. Understanding our customers’ needs and responding to them quickly and with insight helps to set us apart from our competitors.
     We explain elsewhere in this Business review how we are, for example, focusing on areas such as networked IT services contracts as part of this long-term partnership strategy. At 31 March 2008, around 80% of our global services business unit’s major contracts were for five or more years, and 70% of consumer revenue was under contract.

How do we measure our success?
For 2008, the KPIs (key performance indicators) against which we measured the success of our strategy were customer service and free cash flow.

Being number one for customer service
Our goal is to become number one for customer service. We believe that this is the vital differentiator in all the markets in which we operate. In order to measure our progress, we have changed our main customer measures to reflect more directly the real experience our customers have from start to finish. The key measures we now use are ‘right first time’ and ‘cycle time’:

•	‘right first time’ is the most important measure of whether we are keeping our promises to our customers and meeting or exceeding their expectations; and
•	‘cycle time’ is the time between the start and finish of each and every customer experience – for example, the time elapsed between a customer’s initial attempt to contact BT and receipt of the relevant service and payment of the bill.

     We are focusing on getting things ‘right first time’ because this will streamline the customer experience and reduce ‘cycle times’. We set ourselves the group-wide target in 2008 of improving ‘right first time’ by 11%. In fact, we achieved an increase of around 9% and, for the 2009 financial year (2009), our target is to achieve an even greater year-on-year improvement.
     All parts of BT are required to implement ‘right first time’ plans for their customers, and a number of ‘right first time’ initiatives have been introduced. These range from the prioritisation of sales queue activities, clean order entry and validation, accurate billing and closer working with suppliers throughout our global operations, through to a drive in our retail operations relating to the provision and repair of products and services. In our consumer business, for example, a rigorous emphasis on ‘right first time’ has driven major improvements in the experience of customers using our broadband technical help services. Thanks to the introduction of new processes, a restructuring of the call centre and the delivery of customer-focused training programmes, our front line advisers have been able to deal with customers more effectively. Customer dissatisfaction levels have fallen as advisers have been able to handle a higher proportion of customer contacts, without the need to pass them on to colleagues.
     Although the principal emphasis during the year was on ‘right first time’, we also paid close attention to ‘cycle time’. In particular, we have been driving ‘cycle time’ improvements through individual product lines.

Free cash flow
Free cash flow in 2008 was £2,462 million, compared with £2,080 million in 2007 (an increase of 18%). For details of how we define free cash flow, see page 19. Free cash flow is a non-GAAP measure. For further discussion of non-GAAP measures, see page 24.

Transforming BT
BT is engaged in a process of radical transformation – from a fixed-line business to a software-driven global communications services company. In 2008, we invested £402 million in this transformation. Increasingly, communications infrastructures are no longer just the physical network; what is becoming more important now are the layers of software that make it possible to manage the network without the need for physical intervention. The development of ‘common capabilities’, or reusable components, is increasingly enabling us to meet customers’ needs quickly and flexibly. 80% of our new products already use common capabilities.
     A year ago we announced a new structure designed to enable us to transform the way we offer services to our customers. Today, we are one of the world’s first communications companies to have achieved the integration of its networks, IT, processes and technical product design. This enables us to create end-to-end processes, remove unnecessary complexity and bring BT people closer to our customers. See Our IT systems and networks estate on page 9 for more information about our systems and networks.

Outlook
In our outlook statement in our 2007 Business review, we said that we had confidence that we could continue to grow revenue and EBITDA before specific items in 2008. We have successfully delivered growth in these areas.
     In 2009, we expect to continue to deliver revenue growth as we continue our transformation. Our continued focus on driving efficiencies across the group is expected to generate further gross cost savings of some £700 million which will contribute towards growth in EBITDA before specific items and leaver costs.

How BT is structured
BT has four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach, all supported by two internal functional units: BT Design and BT Operate.
     BT Global Services is a global business operator; BT Retail, BT Wholesale and Openreach operate mainly within the UK, where BT is the largest communications services provider to the residential and business markets.

BT Global Services
Revenue in 2008 increased by 8% to £7,889 million, compared with £7,312 million in 2007. Non-UK revenue grew by 21% in 2008 and new wave revenue grew by 10%. Total orders were £8 billion in 2008.

BT Retail
Revenue in 2008 increased by 2% to £8,477 million, compared with £8,346 million in 2007. New wave revenue, mostly broadband, grew by 20%, while traditional revenue, mainly calls and lines, decreased by 3%.
     There are four parts to BT Retail:

Report of the Directors — Business review	British Telecommunications plc Annual Report and Form 20-F 2008	3

Back to Contents

•	Consumer; at 31 March 2008, we had 15 million UK consumer customers with around 19 million residential customer exchange and broadband lines;
•	BT Business; at 31 March 2008, we had around one million business customers in the UK, who between them had 7.5 million business exchange and broadband lines;
•	BT Ireland, which operates across the major business, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland; and
•	Enterprises, which comprises a number of individual businesses: BT Conferencing, BT Directories, BT Payphones, BT redcare (monitoring and tracking facilities), BT Expedite (a specialist retail division offering retail integration solutions and services) and dabs.com (a leading internet-based retailer of IT and technology products).

BT Wholesale
In 2008, BT Wholesale’s main focus was as a market-facing line of business. Overall, revenue decreased by 8% to £4,959 million, mainly due to a decline in low margin transit and premium rate services revenue, price reductions in broadband and volume decreases resulting from LLU migrations. However, at the same time, we are increasingly positioning BT Wholesale as a provider of innovative, managed network solutions, signing a number of major deals in 2008.

Openreach
Openreach is responsible for the crucial ‘first mile’ of the network in the UK. It was set up in January 2006, following a strategic review of the telecommunications market by Ofcom, to offer all communications providers – including other BT lines of business – fair, equal and open access to our access and backhaul networks, in order to underpin the future development of the industry.
     Revenue in 2008 grew by 1% to £5,266 million, driven by external volume growth across Openreach’s portfolio of products and services.

BT Design and BT Operate
BT Design is responsible for the design and deployment of the platforms, systems and processes which support our products and services. BT Operate is responsible for their operation. Together, they help BT deliver software-driven products over next generation networks. They also help BT to achieve cost efficiencies. BT Design and BT Operate serve BT’s customer-facing businesses and do not generate external revenue.

Our customers
Our customers comprise:

•	major corporate customers (global corporations, multi-site organisations in the UK and overseas, and governments in the UK and overseas);
•	consumer customers in the UK;
•	small and medium-sized enterprises (SME) in the UK (typically companies with up to 1,000 employees, although some of our customers in this market are significantly larger); and
•	other communications providers in the UK (including our wholesale customers and those who receive access network services provided by Openreach).

     For financial reporting purposes, we continue to report by lines of business (see Financial review).

Keeping our costs down
We continue to benchmark ourselves against the best in the industry to determine where efficiencies can be generated. We remain focused on financial discipline and on delivering efficiency programmes to generate sustainable cost efficiencies.
     Cost transformation programmes delivered £625 million of savings in 2008 and we expect to deliver around £700 million in 2009. Many of these programmes are closely linked to ‘right first time’ initiatives, which have the dual benefit of reducing our cost of failure as well as enhancing the customer experience.
     We have, for example, continued to enhance the ways in which customers interact with BT. The number of transactions completed via bt.com rose by more than 90% in 2008. At 31 March 2008, we had 3.6 million customers receiving e-bills, almost 1.9 million of whom do not receive paper bills. In response, we have planted one million trees over the past three years.
     We remained focused on reducing the number and complexity of our systems and processes (see Our IT systems and networks estate on page 9). Other key programmes relate to innovative procurement and sourcing.
     We continued to explore the possibilities of flexible and agile working. At 31 March 2008, 23% of BT people doing what are conventionally thought of as ’office jobs’ did not have a dedicated desk of their own. Rather, they used a combination of homeworking and/or flexible workstations which can be shared by multiple users.
     We also made progress in 2008 in our drive to streamline our organisation and eliminate duplication. This will remain a priority in 2009.

Regulation and competition
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world. Communications markets are undergoing significant change with, for example, the accelerating convergence of TV and video services over fixed and mobile broadband connections. The differences between fixed and mobile telephony are increasingly becoming blurred, with many calls from offices and homes now being made from mobiles. Service bundles offering TV, broadband and fixed and mobile telephony are provided by an increasing number of competitors in the market.
     The changing dynamics of the markets and of business models are creating new sources of competition and choices for consumers. Under these circumstances, we believe that it is critical that regulation should only be applied where necessary, otherwise there is a real risk that innovation and investment could be stifled.
     The UK has one of the world’s most competitive broadband markets, with over four million lines for non-BT communications providers now unbundled (LLU). The success of LLU has led to Ofcom’s (see below) proposed recognition of separate geographic markets in the UK following its wholesale broadband access market review, a position supported by the European Commission (see Significant market power conditions below). This is a welcome development and means that deregulation would be able to occur in areas where infrastructure competition is strong, enabling us to compete more effectively. Ofcom is planning to carry out two narrowband market reviews in the 2009 financial year.

Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various EU (European Union) directives, regulations and recommendations. The framework is currently under review by EU bodies and new directives are expected to take effect in or about 2010. UK legislation and regulation will therefore need to be amended to reflect any changes.

4	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Business review

Back to Contents

Our policy is to comply fully with all applicable laws and regulations, while competing fairly and vigorously within the rules.

Ofcom
Ofcom (the Office of Communications) was set up under the Office of Communications Act 2002 (replacing the previous telecommunications regulator, Oftel) to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Ofcom regulation takes the form of sets of conditions laid down by Ofcom under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having SMP (significant market power) in a particular market. The Communications Act also imposes more general requirements on communications providers.

Conditions applying to all providers
General conditions
The general conditions made by Ofcom apply generally to all providers of electronic communications networks or services. Although these conditions are concerned primarily with consumer protection, they also include requirements relating to general access and interconnection, standards, emergency planning and numbering. A separate condition regulates the provision of premium rate services.

Electronic-Communications Code (ECC)
The ECC applies to communications providers authorised to carry out streetworks and similar activities for network provision. The application of the ECC is subject to conditions made by the Secretary of State for Business, Enterprise and Regulatory Reform.

Funds for liabilities
Under the terms of the ECC, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage caused by work it carries out, and for the removal of its network in the event of liquidation or bankruptcy.
     The conditions require an electronic communications provider subject to the code to provide Ofcom annually with a certificate that, in the opinion of its board, it has fulfilled its obligations to ensure the availability of the required funds. BT has provided this for the period to 31 March 2009.

Other general requirements
Other general requirements contained in the Communications Act include:

•	the payment of administrative charges; and
•	the provision of information to Ofcom when required.

Conditions applying to BT
Universal service conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider. The universal service obligations (USO) are defined in an order issued by the Secretary of State. Ofcom subsequently adopted universal service conditions based on these obligations. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other universal service conditions include obligations relating to payphones and special social needs schemes such as the light user scheme.

Significant market power conditions
Ofcom is required by the EU directives regularly to review relevant markets and determine whether any communications provider has SMP in those markets. Where Ofcom finds that a provider has SMP, it must impose such remedies as it considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly, to publish prices and notify price changes and obligations relating to regulatory accounting. In some cases, additional obligations such as price controls and cost orientation have also been imposed.
     Following a series of market reviews by Ofcom, BT has been deemed to have SMP in a number of retail and wholesale fixed telecommunications markets, including all or parts of the markets for: fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access, wholesale local access and leased lines.
     In 2008, Ofcom continued to work on its review of the wholesale broadband access market, repeating earlier proposals to define three geographical markets based upon the level of competition in individual exchange areas. For the most competitive market, covering around 1,070 exchanges, Ofcom proposes to remove the SMP obligations, subject to a one-year transition period. Ofcom’s Final Statement on this market review is expected to be published in the first quarter of the 2009 financial year.
     In May 2007, following certain improvements to our WLR product, Ofcom granted consent for certain pricing relaxations in relation to business exchange lines for major business customers. Ofcom is also carrying out a market review of business connectivity. This may result in deregulation of some categories of higher bandwidth wholesale private circuits, and also the extension of charge controls to a number of business connectivity services not currently subject to such controls (see Pricing regulation on page 6). Ofcom is planning to initiate market reviews of fixed narrowband wholesale services and fixed narrowband retail services in the 2009 financial year.

How we are delivering our Undertakings
In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005.
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry and to support a reduction in regulation over time. Significant structural changes have been made to enable BT to deliver the Undertakings, including the creation of a new access services division (Openreach) and the implementation of restrictions on sharing of information between upstream and downstream divisions of BT. Since the Undertakings came into force, we have made good progress in delivering our commitments.
     The key Undertakings given by BT are to:

•	establish Openreach;
•	deliver equivalence of input for key wholesale products, and increased transparency for others;
•	introduce new rules on access to, and sharing of, certain restricted information;
•	restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale;
•	ensure fair access and migration to our 21CN for other communications providers;

Report of the Directors — Business review	British Telecommunications plc Annual Report and Form 20-F 2008	5

Back to Contents

•	publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings; and
•	create an Equality of Access Board (EAB) to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005. The EAB Annual Report which does not form part of this report is available online at www.bt.com/eabreport

     In Ofcom’s annual report on the impact of the strategic review of telecommunications, published in December 2007, Ofcom reviewed the impact of the Undertakings and concluded that BT’s progress in implementing them had delivered benefits for industry and for consumers. Ofcom also identified a number of areas where changes to the Undertakings are required. These include Openreach’s provision of space, power and Ethernet services, and the process for consulting with industry on the deployment of 21CN. We are working closely with Ofcom on the form these changes will take.

Pricing regulation
BT is no longer subject to retail price controls covering public-switched telephony services. Other wholesale services continue to be subject to price controls:

•	Network charge control: We operate under interconnection agreements with most other CPs (communications providers). Our charges for a range of interconnect services are controlled by Ofcom, under the NCC (network charge control) regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition, charges are cap controlled each year by RPI (Retail Price Index) minus X for services Ofcom considers unlikely to become competitive in the near future, and safeguard cap-controlled (ie no increases above RPI) for services likely to become competitive. (X is a number specific to a particular market, indicating the permitted change in controlled prices relative to the rate of inflation.) The current NCC period began on 1 October 2005 and will last until 30 September 2009. BT must notify Ofcom and other CPs if it intends to amend existing charges or offer new services.
•	Other charge controls: PPCs (partial private circuits) are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel. The control is a four-year, three-part RPI minus X formula covering low and high bandwidth services and equipment. Ofcom will carry out a review of the PPC charge control before the existing control expires on 30 September 2008. In its consultation on the business connectivity market review, Ofcom has proposed to remove our SMP designation in relation to higher bandwidth PPCs and certain circuits provided in Central London. This would result in these services being removed from the charge control. However, Ofcom has also proposed to extend charge controls to PPC trunk segments, wholesale Ethernet origination services and certain ancillary services.

Competition
UK market trends
The UK market has seen another strong year of growth in broadband, with Wi-Fi proving ever more popular both in and out of the home. Broadband networks have supported the launch and increased usage of new services, including peer-to-peer applications, such as the BBC’s iPlayer, and IPTV, including BT Vision. Mobile broadband has also been a focus for many of the mobile operators as the voice and text market approach saturation. Broadband providers are now expected to deliver an excellent level of service in addition to a range of applications and products which are tailored to the individual needs of customers.

Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 (Competition Act) in the UK and EU competition law. Breach of UK or EU competition rules could lead to fines of up to 10% of a company’s worldwide revenue in its previous financial year and/or claims for damages in national courts. A company may also be ordered to cease an infringing activity. Where we operate outside of the UK, we are also subject to the competition laws in the relevant countries.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded, and argued that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision during the 2009 financial year.

Other significant changes and issues
Ofcom is currently conducting a review of the Openreach financial framework, with the aim of creating a long-term financial environment in which Openreach will deliver efficiency, coverage and high quality services, while ensuring that equivalence of access encourages improved service performance. The consultation is expected to begin in early summer 2008 and any newly proposed regulatory measures should take effect during 2009.
     The implementation of the Undertakings and continuing changes to the market for Openreach products have resulted in changes to Openreach’s cost base. The focus of Ofcom’s review is likely to be the current price ceilings on the copper access products – WLR and LLU – and transaction (connections, migrations) and rental charges.
     This review is, in our view, a significant milestone and we welcome it as an opportunity to create regulatory certainty and financial stability, as well as provide incentives for Openreach to invest and innovate.

Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

Doing business in the European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. This framework is currently under review (see Regulation in the UK on page 4). The manner and speed with which the existing directives have been implemented vary from country to country and national regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
     The European Commission formally investigated the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. It concluded that no such state aid had been granted. The Commission’s decision

6	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Business review

Back to Contents

has now been appealed, but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.

The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation, and in most of these we have to meet certain conditions and have had to obtain licences or other authorisations. The degree to which these markets are liberalised varies widely which means that our ability to compete fully in some countries is constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related wholesale access to their networks where appropriate and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.

Our relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as a customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.

Legal proceedings
We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction in 2000. Blu, in which we held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, we could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.

Our resources
Our brand and reputation
BT has a strong reputation and a trusted brand that is widely recognised in the UK and around the world. Our brand helps to shape our relationships with customers, suppliers and employees.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.

Our brand values are implicit in our advertising strap line – Bringing it all together – which captures both what we can do for customers and our commitment to acting as a single BT team.
     During 2008 we made great progress with the task of integrating the brands and identities of the various IT services businesses that we have acquired in the UK and around the world. As each of these companies adopts the BT brand and identity, they enhance our reputation for expertise in delivering services in local markets, while the acquired companies gain from the global scale and trust that the BT brand brings with it.

Our people
Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.

Building a global team
Our people strategy continued to support the transformation of BT in our drive to become ‘number one for customer service’. As we increasingly operate globally, so our workforce outside the UK continues to grow. At 31 March 2008, BT employed 111,300 people worldwide – 102,000 in the UK and the rest of Europe, the Middle East and Africa; 4,700 in the Americas; and 4,600 in the Asia Pacific region. Significant acquisition activity during the financial year meant that 8,455 new employees were integrated within the BT family. The acquisition, for example, of Frontline involved the transfer of 3,264 people to BT.
     Our success as a business depends on recruiting, retaining, developing and rewarding skilled and talented people who live by the BT values.

Nurturing leadership capabilities
The quality of leadership is also vital to the successful transformation of BT. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.

Encouraging learning and development
We offer employees a wide range of learning and re-skilling opportunities. A variety of online and instructor-led courses are available through Route2Learn, our group-wide web-based learning portal.
     We have created and operate a learning governance model to ensure that learning and development within BT really do align with our key strategic objectives. Our successful company-wide re-accreditation to Investors in People (first achieved in 1998) is a vital measure of our success in achieving this alignment.
     Key to being ‘number one for customer service’ is developing a passionately customer-centric culture in BT and ensuring that our people have the skills and the tools necessary to ensure that every customer experience is an excellent one. A number of development initiatives designed to improve our ‘right first time’ performance were launched in 2008. For example, by the end of May 2008, BT Design and BT Operate will have taken about 21,000 people from around the world through a one-day event focused on a number of practical ways to improve the customer experience and to drive innovation and cross-organisation problem solving.

Rewarding and recognising achievement
Around 40,000 managers are eligible for variable, performance-related bonuses and the remuneration of our most senior managers is linked to BT’s total shareholder return performance measured over a period of three years or, in the case of Openreach senior managers, Openreach’s performance over a three-year period.

Report of the Directors — Business review	British Telecommunications plc Annual Report and Form 20-F 2008	7

Back to Contents

From 2009, remuneration will also be linked to the manner in which objectives are met as well as to the fact that they are met. This ‘how’ factor will take into account the behaviours managers exemplify – customer-centric leadership abilities – in meeting their objectives.
     We are also developing ways of recognising and rewarding not just individual performance but also teamwork between individuals and between different parts of the business, in order to promote new ways of serving our customers’ best interests.
     We operate a flexible benefits programme in many parts of BT, which gives employees the freedom to choose between different types of benefits, exchanging salary for healthcare or bonus payments for enhanced pension contributions.
     We continued to provide our employees with opportunities to share in the group’s success. Employees outside the UK receive an award of free BT Group plc shares or a cash equivalent depending on local legal and/or regulatory requirements (from 2008, all BT employees in the UK were entitled to receive free broadband instead of an award of free shares). Employees in more than 25 countries also have the opportunity to save to buy BT Group plc shares at a discount to the price at the start of the savings period. And under the BT Employee Share Investment Plan (ESIP), UK employees can buy BT Group plc shares from their pre-tax and pre-NI salaries. 95% of eligible employees participate in one or more of these plans.
     Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan (see Pensions in the Financial review on page 23).

Connecting with our people
Our annual employee attitude survey was conducted most recently in February 2008 and attracted a 72% response rate (over 74,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular e-mail bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We also operate a pan-European works council (the BTECC).

Embedding flexibility and promoting diversity
We continue to create an inclusive working environment in which employees can thrive regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.
     22% of our workforce is female, women hold 19 of our top 81 leadership roles and make up 29% of the people in our leadership team succession plans. 10% of our most highly rewarded people in the UK are from an ethnic minority background and 16.5% are female.
     Diversity and inclusion at BT are led by our Global Equality and Diversity Forum. Each diversity group – eg gender, race, disability –is championed by a senior manager who is a member of the Forum. In addition, each line of business has a senior manager champion for equality and diversity, who is responsible for the promotion, development and implementation of local diversity and inclusion strategies. For example, in 2008 Openreach developed a recruitment campaign to attract more women and people from ethnic minority backgrounds into the engineering workforce. The campaign received a Chairman’s Award from Race for Opportunity and the Investor of the Year award from Women into Science, Engineering and Construction (WISE).
     We benchmark our policies and practices against the standards set by a number of organisations including Race for Opportunity (BT ranking: 3rd), the Employers Forum on Disability (BT ranking: 3rd), Opportunity Now (gender) (BT ranking: 6th), Stonewall (sexual orientation) (BT ranking: 11th) and the Schneider Ross Global Diversity and Inclusion benchmark (BT ranking: 2nd).
     Outside the UK, we are working to ensure that our policies and practices are tailored to address legislation country by country, as well as respecting cultural differences.
     Flexible working – for example, hot-desking, office sharing and working from home – enables people with disabilities, caring responsibilities and those returning from maternity leave to work where once it would have been difficult. All BT employees have the right to request flexible working and it is already well established in our UK operations where more than 11,000 employees work from home. This practice is increasingly important in our global operations where during 2008, we ran flexible working initiatives in Spain, France, the Netherlands and the US.

Health and safety
The health and safety of our people are of paramount importance and we continue to seek improvements by focusing on behavioural/ lifestyle change. In 2008, we concentrated our health promotion activities on mental well-being – impaired mental health is our single greatest cause of lost time and productivity. Our sickness absence rate amounted to 2.43% of calendar days being lost – 20% lower than five years ago. During 2008, we reduced our accident rate by more than 20% to 1.9 lost time incidents per million working hours at 31 March 2008.

Our global research and development capability
We are developing a global R&D (research and development) capability to support BT’s drive to meet customers’ needs around the world. We have a world-class team of researchers, scientists and developers, including over 3,100 people at Adastral Park (England), a research team based in Malaysia and a new R&D centre in China. We have announced plans to establish a joint research and innovation centre in the United Arab Emirates with the Emirates Telecommunications Corporation (Etisalat) and Khalifa University. And we play a lead role in the India-UK Advanced Technology Centre, a consortium of industry and academic partners from India and the UK.
     We have dedicated innovation scanning teams in the US, Asia and the Middle East who identify more than 600 new technologies, business propositions and market trends a year.
     We embrace open innovation, reaching out beyond the company to find the best people and the best ideas, wherever they are in the world. We are involved in partnerships at every stage of the innovation process, from scientific research to the development of new products and services.
     In 2008, we invested £1,252 million in R&D to support our drive for innovation. This investment comprised capitalised software development costs of £720 million and R&D operating costs of £532 million. This compares with £1,119 million in 2007, which comprised £741 million of capitalised software development costs and £378 million of R&D operating costs.

8	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Business review

Back to Contents

Embracing open innovation
We work with more than 30 universities around the world and have open innovation partner relationships with the University of Cambridge, UCL (University College London) and MIT (Massachusetts Institute of Technology). Examples of collaborations include our work with Cambridge University to research protocols and architectures for wireless mesh networks, and the work we have done with MIT Sloan on the applications of systems dynamics modelling.
     We are also a member of the Participate consortium – a UK government-funded project to explore the ways in which a combination of pervasive broadcast and online media can create mass-participation events. And we led the EU-funded NM2 collaborative research project into ‘shapeshifted TV’ – TV that can be personalised to suit the preferences of individual viewers.
     Building on our long tradition of innovation, we filed patent applications for 168 inventions in 2008. We routinely seek patent protection in different countries including the US, Japan, France, Germany and China, and we currently maintain a total worldwide portfolio of around 8,000 patents and applications.

External venturing
We have successfully launched nine innovative, independent startup companies, six through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. They include Azure Solutions, which merged with Subex to become the world’s largest revenue assurance company. Real Time Content is the latest company to be launched.

Our IT systems and networks estate
Our dedicated IT and networks professionals have a strong record in the development and delivery of systems and solutions and in managing a secure and resilient infrastructure. In 2008, in addition to the infrastructure work for 21CN, we focused significant systems development effort on introducing new programmes and services over 21CN and improving ‘right first time’ performance.
     We continued the radical transformation of the BT systems estate, with the aim of achieving year-on-year cost reductions at the same time as improving speed to market and enhancing the customer experience.
     By eliminating duplication and simplifying and rationalising our systems, we have been able to reduce the number of systems in use. In 2008, we closed almost 650 systems, bringing cumulative net closures to around 1,350 in less than three years.

Our property portfolio
At 31 March 2008, we occupied approximately 7,000 properties in the UK and approximately 400 properties in the rest of the world. The majority of these UK properties are owned by – and leased from – the Telereal Group, which is part of the William Pears Group. These properties mainly house exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres.
     We anticipate that the deployment of innovative technology which makes possible the consolidation of exchange equipment along with changes to our working patterns, will continue to reduce the size of our property portfolio and the amount we invest in it.

Our wider responsibilities
Sustainability and corporate social responsibility (CSR)
We see CSR as the voluntary action a company takes to contribute to the wider social goal of sustainable development.
     Managing social, ethical and environmental issues in a way that grows shareholder value, builds our brand and helps us and our customers become more sustainable is very important to us. This section conforms to the Association of British Insurers’ disclosure guidelines on social responsibility. More detailed information about our social, ethical and environmental performance is available in our independently verified 2008 sustainability report at www.btplc.com/betterworld
     We invest significant resources in our CSR programmes and believe that it is vital that we continue to be forward-looking and responsible in our everyday operations and maintain our reputation for excellence.
     During 2008, our UK accreditation to environmental management standard ISO 14001 was renewed, and we achieved certification for our operations in Ireland, Italy and Belgium. Our aim is to gain accreditation around the world. We have had ISO 9001 (the international quality management system standard) certification for our operations in the UK and much of the rest of the world since 1994.
     During 2008, our CSR strategy prioritised three areas where BT can make the most difference: climate change, social inclusion and sustainable economic growth.

Recognition of our contribution to society
In July 2007, BT won Business in the Community’s prestigious Company of the Year award for our positive impact on society. The award goes to the company judged to be improving its business and its overall impact on society, in the marketplace, the workplace, the environment and the community, through leadership and integration of responsible business practices.
     During 2008, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the seventh year in a row. The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental issues for competitive advantage. We were reaccredited with the Queen’s Award for Enterprise in recognition of our contribution to sustainable development. In 2008, we retained our Platinum Banding for companies scoring over 95% on Business in the Community’s Corporate Responsibility Index. We were the top scorer in all but three of the 79 impact areas. And the Association of Chartered Certified Accountants (ACCA) named BT as the winner of its best sustainability report award 2007.

Being a responsible business
CSR touches every part of our business – from the way we interact with our customers, suppliers and partners, look after our people, give back to communities and support charities, right through to our practical concern for the environment. We commit a minimum of 1% of our UK pre-tax profits (cash and in-kind) to activities which support society. We provided a total of £22.3 million designed to benefit society in 2008, of which £2.5 million was in charitable donations.
     Our community investment strategy aims to help individuals and communities make a better world through improved communications skills and technology. Our BT Better World campaign aims to ensure that young people have the communication skills they need. Over three million young people benefit from BT’s educational resources every year.
     ChildLine, a UK charity, receives calls from 4,500 children every day but lack of funds means that many hundreds go unanswered. We are working with ChildLine on a campaign to ensure that every child’s call for help is answered. In 2008, BT and BT employees raised £650,000 for ChildLine.
     BT volunteers and call centre employees take donations as part of major charity telephone and online appeals, including Children in Need, Sport Relief and Comic Relief, helping to raise millions of pounds each year. We also manage the telephone networks and

Report of the Directors — Business review	British Telecommunications plc Annual Report and Form 20-F 2008	9

Back to Contents

provide equipment for these events. And we help the Disaster Emergency Committee (DEC) respond to international disasters.
     In 2007, we launched our first global development partnership with UNICEF to develop community projects to bring education, ICT (information and communications technology) and communications skills to disadvantaged children. BT is investing £1.5 million over three years and this will be added to by fundraising activities by BT people around the world. Projects were launched in South Africa in 2007, and in Brazil in April 2008. China is scheduled for 2009. More than £140,000 has already been raised to support the projects in South Africa where, with BT’s support, UNICEF has built or renovated classrooms at 25 of the country’s most impoverished schools, as well as providing ICT training for teachers. Around 18,000 children have benefited. The two-year initiative in Brazil aims to reach more than 10,000 disadvantaged young people in ten schools in Sao Paulo, Rio de Janeiro, Belo Horizonte, Salvador and Fortaleza. By making communications skills and technology available in this way, we are enabling young people to tackle issues that affect them, their schools and their communities.
     In June 2007, we announced a three-year partnership with the British Red Cross in support of disaster relief worldwide. We are the first global communications services company ever to partner with the British Red Cross in this way. We are investing £100,000 a year to provide essential satellite, IT and GPS equipment. By funding a three-year programme, BT and the British Red Cross can ensure that the relevant equipment is in place so that relief can be deployed anywhere in the world as quickly as possible. This partnership builds on our current support for disaster relief through DEC and is a natural extension of our own emergency response and civil resilience activities.

What are our CSR risks?
For a number of years we have maintained a CSR risk register. During 2008 we continued to develop our knowledge and understanding of our CSR risks. Our most significant CSR risks continue to be:

•	breach of our code of business ethics;
•	climate change;
•	diversity;
•	health and safety;
•	outsourcing;
•	privacy; and
•	supply chain working conditions.

     Each of these risks has an owner within BT and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Group risk factors.

CSR opportunities
In general, corporate sustainability efforts have tended to focus on mitigating risks and reducing social and environmental impacts. Although we believe that such efforts are essential, they are only part of the story. If our sustainability efforts really are to support our business growth, we need actively to seek out commercial opportunities.
     In our view, information and communications technology has a positive role to play as part of the solution as individuals and organisations look for more sustainable ways of communicating, working and living. Our sustainable economic growth programme is intended to help BT and our customers achieve socially beneficial growth within environmental limits. This has a very direct connection with our business strategy and our commitment to put our customers at the heart of what we do.

In 2008, we launched our sustainability practice, helping our customers improve their CSR performance. The first consultancy offering is a carbon impact assessment.
     The London Organising Committee of the Olympic Games and Paralympic Games (LOCOG) reinforced its vision of ‘a Games for the Digital Age’ by announcing in March 2008 that BT had become the latest Tier One partner of the London 2012 Games. As the official communications services partner, we will be responsible for providing the communications services supporting the Games. As a Sustainability Partner, we will use our involvement with the Games as a platforms to drive and showcase our sustainability agenda.

Group risk factors
In common with all businesses, BT is affected by a number of risk factors, not all of which are wholly within our control. Although many of the risk factors influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks affecting our business but it is not intended to be an extensive analysis of all risk affecting our business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     We have a defined enterprise-wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The group risk register captures the most significant risks facing the business over a three year strategic planning horizon. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies. The group risk register has been reviewed by the Operating Committee before being reviewed and approved by the Board.
     The risk factors below are all identified on the group risk register and should be considered against the background of our risk management process. The risk factors discussed in this section are considered to be consistent with the principal risks and uncertainties facing the group. The risk factors should also be considered in connection with the statement on Internal control over financial reporting on page 25, the forward-looking statements in this document and the Cautionary statement regarding forward-looking statements on page 94.

Regulatory controls
Some of our activities are subject to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.
     Most of our wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other communications providers. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to other communications providers. These controls may adversely affect our market share, the severity of competition and our future profitability.
     In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings that were accepted by Ofcom and came into force in September 2005. In Ofcom’s annual report on the impact of the Telecoms Strategic Review, published in December 2007, Ofcom noted the real progress we had made to date in meeting the Undertakings, and

10	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Business review

Back to Contents

described where we could take further action to benefit UK consumers. A number of challenging milestones in the Undertakings also remain to be delivered.
     In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. Pressure for the introduction of next generation access services could result in BT being forced to invest without being able to recover a fair return on the investment.
     Ofcom is conducting a review of the Openreach financial framework during the 2009 financial year. Whilst the review is, in our view, an opportunity to create regulatory certainty and financial stability, there is a risk that it may adversely affect our competitive position and future returns on our regulated copper asset base.
     Further details on the regulatory framework in which we operate can be found in Regulation and competition on page 4.

Competition in UK fixed-network services
We face strong competition in UK fixed-network services.
     Ofcom considers that we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over other communications providers’ networks) and wholesale access products.
     Reduction in our share of the fixed network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike other communications providers, we continue to be obliged by the current regulatory regime to serve customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services. The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, profitability, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge and existing technologies and products will develop further.
     We need to continually exploit next-generation technologies in order to develop our existing and future services and products. However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services. For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed-network and of calls being routed over the internet in place of the traditional switched network. If these trends accelerate, our fixed-network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme, and the risk that our major suppliers fail to meet their obligations may result in delays to the delivery of the expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new business areas.
     This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline. In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.

Major contracts
Our business may be adversely affected if we fail to perform on major customer contracts.
     We have entered into a number of complex and high value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, thereby adversely impacting our profit margins.
     In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption.
     Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations, including the deployment of 21CN. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.

Pensions
We have a funding obligation to a defined benefit pension scheme.
     Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. As a result, of the triennial actuarial valuation of the BTPS at 31 December 2005, we agreed to make annual deficiency payments of £280 million over ten years. The first three instalments totalling £840 million were paid upfront by April 2007.
     The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

Report of the Directors — Business review	British Telecommunications plc Annual Report and Form 20-F 2008	11

Back to Contents

FINANCIAL REVIEW

The following table shows the summarised income statement and includes a reconciliation of the key financial performance measures before and after specific items and is discussed further in this Financial review.

Summarised group income statement	2008	2007
Year ended 31 March	£m	£m

Revenue	20,704	20,223
Other operating income[a]	349	233
Operating costs[a]	(18,689)	(17,908)

Operating profit:
Before specific items	2,903	2,720
Specific items	(539)	(172)
	2,364	2,548
Net finance income:
Net finance income before specific items	720	747
Specific items	–	139
	720	886
Share of post tax profits (losses) of associates and joint ventures:
Before specific items	(11)	15
Specific items	–	–
	(11)	15
Profit on disposal of associates and joint ventures:
Before specific items	–	–
Specific items	9	22
	9	22

Profit before taxation:
Before specific items	3,612	3,482
Specific items	(530)	(11)
	3,082	3,471
Taxation:
Before specific items	(921)	(907)
Specific items	343	979
	(578)	72

Profit for the year:
Before specific items	2,691	2,575
Specific items	(187)	968
	2,504	3,543

a	Includes specific items.

12	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors —Financial review

Back to Contents

Introduction to the Financial review
In the Financial review we discuss the results of the group and the customer-facing lines of business for 2008 and 2007.
     We explain the performance of the business using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. In particular, in this Financial review, we principally focus on our trading results before specific items, a non-GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of our results. The directors believe that presentation of the group’s trading results this way is relevant to an understanding of the group’s performance as specific items are significant one-off or unusual in nature and have little predictive value. Specific items are therefore analysed and discussed separately in this Financial review. The other non-GAAP measures we use in this Financial review are EBITDA before specific items, BT Global Services EBITDA before specific items and leaver costs, together with the associated margin, free cash flow and net debt. Each of these measures is discussed in more detail at the end of this section on pages 23 to 24.
     In the Financial review, references we make to ‘2008’, ‘2007’, and ‘2009’ are to the financial years ended 31 March 2008, 2007, and 2009, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2008.
     Please see cautionary statement regarding forward looking statements on page 94.

Group results
Group revenue – new wave and traditional
In 2008, group revenue increased by 2% to £20,704 million.
     We split our revenue between new wave and traditional services. New wave revenue principally comprises revenue from networked IT services, broadband and mobility. Traditional revenue mainly comprises revenue from fixed calls and lines, global carrier, circuits and transit. Reporting revenue this way is consistent with our strategy to pursue profitable growth in new wave markets whilst defending our traditional business.
     New wave revenue increased by 9% to £8,043 million in 2008 (2007: £7,374 million) and now represents 39% of total revenue. The increase in new wave revenue reflects the success of our strategy to pursue profitable growth in new wave markets. Revenue from networked IT services, broadband and mobility all grew strongly. Revenue from networked IT services increased by 10% to £4,841 million (2007: £4,386 million) and broadband revenue increased by 10% to £2,219 million (2007: £2,016 million). Mobility revenue increased by 18% to £348 million in 2008 (2007: £294 million).
     Traditional revenue was £12,661 million in 2008 (2007: £12,849 million). The rate of decline was 1% year on year, reflecting our robust defence of the traditional business in a highly competitive market. The decline in traditional revenue includes the impact of a reduction in low margin transit and premium rate services volumes.
     Revenue from new acquisitions was £245 million in 2008 (2007: £192 million).
     Given the nature of our new wave activities and their relative immaturity, the profit margins we generate from these activities are currently lower than those from our mature traditional products and service offerings. The adverse impact on our overall profitability has been mitigated by overall growth in revenues and our cost efficiency programmes which have achieved savings of over £625 million in 2008 (2007: £500 million). Our expectation is that we will continue to pursue profitable growth in new wave markets, defend our traditional business and generate sustainable cost efficiencies.

Geographical information
In 2008, approximately 83% of our revenue was generated by operations in the UK, compared with 85% in 2007. Non UK revenue grew by 18% in 2008 compared with 14% in 2007. Our operating profits were principally derived from our UK operations with losses being incurred outside the UK in each of the last two years.

Other operating income
Other operating income before specific items was £359 million in 2008 (2007: £236 million). The increase is largely due to growth in the third party business undertaken by our vehicle fleet operations, some upfront benefits from the transformation of our operational cost base through global sourcing and process improvement and income from the exploitation of our intellectual property.

Operating costs
Operating costs before specific items increased by 2% to £18,160 million (2007: £17,739 million), in line with the same percentage increase in our group revenue. Our cost efficiency programmes achieved savings of over £625 million in the year, enabling us to hold overall cost growth below inflation.
     As a percentage of revenue, operating costs, before specific items, were 88% (2007: 88%). Net specific item operating costs were incurred, amounting to £529 million and £169 million in 2008 and 2007 respectively. These specific costs are considered separately on page 17.

	2008	2007
	£m	£m

Operating costs:
Staff costs (including leaver costs)	5,350	5,215
Own work capitalised	(724)	(718)
Net staff costs	4,626	4,497
Depreciation	2,410	2,536
Amortisation	479	384
Payments to telecommunications operators	4,237	4,162
Other operating costs	6,408	6,160

Operating costs before specific items	18,160	17,739
Specific items	529	169

Operating costs	18,689	17,908

Net staff costs increased by 3% to £4,626 million (2007: £4,497 million), driven by the impact of pay inflation, the cost of additional staff needed to support service improvements and additional headcount arising from acquisitions, partly offset by efficiency savings. In 2008, headcount increased by 5,100 to 111,300. The increase in headcount in the current year was primarily driven by acquisitions and the focus on service improvements. Leaver costs were £127 million (2007: £147 million). Our pension expense for 2008 was £626 million (2007: £643 million). The decrease in pension costs in the year reflects the impact of leavers from the group’s main defined benefit pension scheme, the BTPS.
     Depreciation decreased by 5% to £2,410 million (2007: £2,536 million) largely as a result of some traditional legacy assets becoming fully depreciated and the useful lives of other assets being extended. The effect of this has been partially offset by higher depreciation on 21CN assets as they start to be brought into use. Amortisation has increased by 25% in the year to £479 million (2007: £384 million) due primarily to the impact of new acquisitions. Payments to other telecommunications operators

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	13

Back to Contents

increased by 2% in 2008 to £4,237 million, as a result of increased volumes.
     Other operating costs before specific items increased by 4% in 2008 to £6,408 million (2007: £6,160 million). This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network and investment in service levels and the impact of recent acquisitions. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.
     In 2008, we achieved cost efficiency savings of £625 million through financial discipline and our targeted cost efficiency programmes. This has enabled us to invest more than £300 million in further growth of our new wave activities and customer service improvements.

Operating profit
In 2008, operating profit before specific items was £2,903 million (2007: £2,720 million), 7% higher than 2007. The increase in the current year reflects the revenue growth of the business and the additional other operating income generated in the year.

Line of business results
In this section we discuss the operating results of the lines of business for 2008 and 2007. In addition to measuring financial performance of the lines of business based on the operating profit before specific items, we also measure the performance of the lines of business based upon the EBITDA before specific items. For further discussion of specific items and EBITDA see pages 23 and 24. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business, and for the group, is provided in the table below.

										Operating profit (loss)
	Revenue			Operating profit (loss)[a]			Specific items			before specific items			Depreciation and amortisation			EBITDA before specific items

	2008	2007	[b]	2008	2007	[b]	2008	2007	[b]	2008	2007	[b]	2008	2007	[b]	2008	2007	[b]
	£m	£m		£m	£m		£m	£m		£m	£m		£m	£m		£m	£m

BT Global Services	7,889	7,312		117	70					117	70		744	665		861	735
BT Retail	8,477	8,346		1,050	912					1,050	912		445	445		1,495	1,357
BT Wholesale	4,959	5,386		502	592					502	592		893	908		1,395	1,500
Openreach	5,266	5,223		1,222	1,220					1,222	1,220		689	707		1,911	1,927
Other	28	17		(527)	(246)		539	172		12	(74)		118	195		130	121
Intra-group	(5,915)	(6,061)														–

Group totals	20,704	20,223		2,364	2,548		539	172		2,903	2,720		2,889	2,920		5,792	5,640

a	A reconciliation from total operating profit to profit after tax (net income) is given on page 12.
b	Restated to reflect the reorganisation of the group.

Business transformation
In April 2007, we announced a new structure that will deliver faster, more resilient and cost effective services to customers, wherever they are. Our new organisational structure is based around two new internal functional units: BT Design and BT Operate. With effect from 1 July 2007, BT Design has been responsible for the development and deployment of the platforms, systems and processes which support our services. BT Operate has been responsible for their operation.
     Around 20,000 employees have moved into these new units as a result of the reorganisation. In 2008, we incurred costs of £402 million in respect of the transformation activities, including manager leaver costs (approximately 3,400 employees), property exit costs and costs relating to the development of new processes and systems. These costs have been disclosed as a specific item in the 2008 financial statements. When we announced details of the reorganisation in April 2007 we estimated the transformation activities would result in restructuring costs of £450 million. We expect to incur the remainder of these costs in 2009 and generate a payback within two to three years.
     We have changed the presentation of our financial results to reflect the reorganisation. Our line of business results for 2007 have been restated to ensure consistent presentation. The reorganisation has not impacted the overall group results.
     The historical results of the lines of business have changed, reflecting changes to our intra-group trading arrangements and the allocation of costs between the lines of business. The main change to the intra-group trading arrangements is that a significant amount of intra-group trading has been eliminated. The exception to this is Openreach, as trading between Openreach and the other customer-facing lines of business has not been impacted by the group’s reorganisation.
     BT Operate and BT Design do not generate any revenue and operate on a cost recovery model. This allows the results of the customer-facing lines of business to reflect the end-to-end profitability of serving their customers. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems it manages and operates on behalf of the rest of the business are allocated to the customer-facing lines of business based on their expected utilisation. The assets managed by BT Operate and the associated capital expenditure in the year are also allocated to the customer-facing lines of business in a manner consistent with the depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     We do not consider either BT Design or BT Operate to be reportable segments in accordance with IFRS, and therefore the reportable segments remain the customer-facing lines of business.
     Intra-group revenue generated from the sale of regulated products and services is based on the regulated price. Intra-group revenue generated from the sale of other products and services is agreed between the relevant lines of business.

	Internal cost recorded by

	BT Global	BT	BT
	Services	Retail	Wholesale	Openreach	Other	Total
	£m	£m	£m	£m	£m	£m

Internal revenue recorded by:
BT Global Services	–	–	–	–	–	–
BT Retail	169	–	94	3	17	283
BT Wholesale	19	–	–	1,233	–	1,252
Openreach	395	2,438	39	–	1,508	4,380

Total	583	2,438	133	1,236	1,525	5,915

The table above analyses the trading relationships between each of the lines of business for 2008. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business, both directly, and also indirectly through BT Operate which is included

14	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors —Financial review

Back to Contents

with Other in the table above. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue arising in BT Wholesale relates to the sale of line cards and access electronic services to Openreach.

BT Global Services
	2008	2007	[a]
	£m	£m

Revenue	7,889	7,312
Gross profit	2,839	2,759
S,G&A costs	1,978	2,024
EBITDA	861	735
Operating profit	117	70

a	Restated to reflect the reorganisation of the group.

In 2008, BT Global Services revenue increased by 8% to £7,889 million (2007: £7,312 million). The growth is due to strong performance outside of the UK where revenue grew by 21%. Through organic and inorganic growth, we are able to provide complementary services worldwide and benefit from additional scale within our emerging markets. Revenue from outside the UK has increased to 40% of BT Global Services total revenue (2007: 36%) through growth with our existing customers, winning new customers and acquisitions.
     Our strategy of getting closer and becoming more important to our customers by offering high value propositions and services that can directly improve their business performance has delivered good growth in revenue. Revenue from networked IT services contracts grew by 9% to £4,385 million in 2008. This compares with an increase of 8% to £4,025 million in 2007. During the year, we won new networked IT services contracts worth £5.0 billion (2007: £5.2 billion). These networked IT services contracts represent over 60% of our total order intake of £8.0 billion (2007: £9.3 billion).
     By focusing on enhancing the quality of our flagship global MPLS network service, revenue from MPLS has grown by 25% to £815 million in 2008 (2007: £651 million), with on average over 3,100 customer sites installed per month. Our MPLS coverage and support in 172 countries further demonstrates our aim to be where our customers need us to be.
     Gross profit increased by 3% to £2,839 million in 2008 (2007: £2,759 million). This improvement was driven by the maturity of some of our large long-term contracts and an improving cost base, together with the impact of recent acquisitions. Gross profit is revenue less costs directly attributable to the provision of products and services reflected in revenue in the period. Selling, general and administrative costs (S,G&A) are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs.

S,G&A decreased by 2% to £1,978 million in 2008 (2007: £2,024 million). Excluding leaver costs of £22 million (2007: £41 million), S,G&A costs were £1,956 million (2007: £1,983 million). The reduction in S,G&A has resulted from our transformational cost savings initiatives, including the formation of captive operational centres in low cost economies, global sourcing, network transformation and the de-layering of our management structures, partly offset by the impact of recent acquisitions. Overall S,G&A excluding leaver costs represented 25% of revenue in 2008 compared with 27% in 2007.
     The increase in gross profit together with lower S,G&A costs, has resulted in an increase in EBITDA of 17% to £861 million (2007: £735 million). Excluding leaver costs of £22 million (2007: £41 million), EBITDA was £883 million in 2008 (2007: £776 million), resulting in an EBITDA margin before specific items and leaver costs of 11.2%. This represents an increase of 0.6 percentage points compared with 2007, when the EBITDA margin before specific items and leaver costs was 10.6%. BT Global Services is targeting an EBITDA margin before specific items and leaver costs of 15% in the medium-term. The EBITDA margin after leaver costs was 10.9% (2007: 10.1%). The improvement in EBITDA was driven by the maturity of some of our long-term contracts and benefits from the transformation of our operational cost base through global sourcing and process improvements.
     Depreciation and amortisation was £744 million in 2008 (2007: £665 million), an increase of 12% compared with 2007. This reflects the increased investment in our global infrastructure, customer related capital expenditure and expansion of our business through acquisitions.
     Growth in operating profit of 67% to £117 million is the result of strong organic growth, together with ongoing improvements in our operational cost base and strategic business acquisitions.

BT Retail
	2008	2007	[a]
	£m	£m

Revenue	8,477	8,346
Gross profit	3,116	2,940
S,G&A costs	1,621	1,583
EBITDA	1,495	1,357
Operating profit	1,050	912

a	Restated to reflect the reorganisation of the group.

In 2008, BT Retail revenue was £8,477 million, compared with £8,346 million in 2007. This represents an increase of 2% in 2008. The increase in revenue in 2008 was driven by growth in the broadband, networked IT services and other new wave markets, whilst our traditional defence was based on combining great customer service with competitive pricing.

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	15

Back to Contents

	2008	2007	[a]
	£m	£m

BT Retail revenue
Traditional	6,388	6,611
Networked IT services	508	394
Broadband	1,084	886
Mobility and other	497	455
New wave	2,089	1,735

Total	8,477	8,346

a	Restated to reflect the reorganisation of the group.

New wave revenue increased by 20% to £2,089 million in 2008 (2007: £1,735 million), representing 25% of BT Retail revenue in 2008 (2007: 21%).
     New wave revenue growth has been primarily driven by broadband services which increased by 22% to £1,084 million in 2008. Our broadband installed base increased by 742,000 taking us to 4.4 million customers and retaining our status as the UK’s most popular broadband supplier. These additions represented a 38% share of the total broadband DSL and LLU net additions in 2008. At 31 March 2008 our share of the installed base was 35% (2007: 34%). We offer our customers much more than just broadband access. At 31 March 2008, we had 214,000 customers on our next generation television service, BT Vision; 594,000 broadband digital vault customers and more than 2 million VoIP customers.
     Revenue from networked IT services increased by 29% to £508 million in 2008. The growth was driven by BT Business which continues to develop simple and complete solutions for the SME market. Our portfolio includes IP infrastructure – WAN/LAN, IP telephony, data centre services, security, applications and outsourcing. The 2008 results include the acquisitions of Basilica and Lynx Technology.
     Mobility and other new wave revenues increased by 9% to £497 million in 2008 (2007: £455 million), driven by dabs.com and our Redcare business.
     Traditional revenue declined by 3% in 2008 to £6,388 million. The slowing rate of decline reflects our robust defence of the traditional market through innovative pricing packages for all our customers in a highly competitive market.
     Gross profit increased by 6% in 2008 to £3,116 million (2007: £2,940 million). Gross profit margin increased by 1.6 percentage points to 36.8% in 2008 (2007: 35.2%).
     S,G&A costs were £1,621 million in 2008, compared with £1,583 million in 2007. The increase in S,G&A costs was driven by extra investment in product development, marketing and acquisitions, the impact of which has been partially offset by savings from a number of our cost efficiency programmes. These programmes continued to focus on improving sales channel effectiveness, reducing overheads and removal of inefficiences and duplication.
     The above factors resulted in EBITDA increasing by 10% to £1,495 million in 2008, (2007: £1,357 million) and a 15% improvement in operating profit to £1,050 million in 2008 (2007: £912 million).
     Future growth in our BT Retail line of business will come predominantly from the increased roll out of broadband, converged services, BT Vision and networked IT services to SME customers.

BT Wholesale
	2008	2007	[a]
	£m	£m

Revenue	4,959	5,386
Internal revenue	1,252	1,277
External revenue	3,707	4,109
Gross profit	1,650	1,796
S,G&A costs	255	296
EBITDA	1,395	1,500
Operating profit	502	592

a	Restated to reflect the reorganisation of the group.

In 2008, BT Wholesale revenue declined by 8% to £4,959 million (2007: £5,386 million). The fall in revenue in 2008 includes a decline in broadband revenue of £149 million, as well as a decrease in low margin transit and premium rate services revenue of £136 million.
     Revenue from our new wave products and services decreased by 19% to £921 million in 2008 (2007: £1,132 million), due primarily to the decline in broadband as well as the loss of Short Haul Data Circuit revenues to Openreach. In 2008, revenue from broadband services decreased by 19% to £624 million (2007: £771 million), primarily as a result of price reductions on our IPstream broadband service (£62 million reduction) and a continued trend of certain communication providers switching to LLU provided by Openreach (£81 million reduction).
     Revenue from our traditional products decreased by 6% to £2,786 million in 2008 (2007: £2,977). The reduction in revenue was largely due to the decline in transit and premium rate service volumes and traditional circuits. The reduction in transit revenue is due to communications providers building their own networks and bypassing our network. Our internal revenue fell 2% to £1,252 million in 2008 (2007: £1,277 million), driven by reduced line card access electronic sales to Openreach.
     Although we continue to defend our traditional business and strengthen our position in supporting the mobile sector, our focus is increasingly on the provision of innovative managed network solutions. As our customers transform their businesses we are supporting them, and delivering our own growth, through the delivery of long-term managed solutions. These solutions enable our customers to avoid the capital and operational risk associated with upgrading to next generation networks and services.
     Gross profit decreased by 8% to £1,650 million in 2008 (2007: £1,796 million) reflecting the impact on our business of market factors discussed above. We reduced the gross margin impact of our revenue declines through focused margin management initiatives. The impact of some of the downward trends on our revenue and profit margin has been offset by our continued focus on reducing costs. In 2008, S,G&A costs decreased 14% to £255 million (2007: £296 million). The reduction in costs is the result of an ongoing drive for headcount and associated efficiencies as we continue our journey to having a world class cost base. Savings have been delivered through focused and specifically targeted projects, which have eliminated duplication and complexity in the business. We also continue to align our resources more effectively with the evolving needs of our customers.
     EBITDA was £1,395 million in 2008 (2007: £1,500 million), a decrease of 7%. In 2008 and 2007 we maintained a flat EBITDA margin at 28%.
     Depreciation and amortisation decreased by 2% in 2008 to £893 million (2007: £908 million). Operating profit decreased by 15% to £502 million in 2008 (2007: £592 million).

16	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Financial review

Back to Contents

Openreach
	2008	2007	[a]
	£m	£m

Revenue	5,266	5,223
Revenue from other BT lines of business	4,380	4,528
External revenue	886	685
EBITDA	1,911	1,927
Operating profit	1,222	1,220

a	Restated to reflect the reorganisation of the group.

In 2008, revenue from Openreach increased by 1% to £5,266 million (2007: £5,223 million). The increase is despite the regulatory price cuts on WLR and LLU made during 2008. LLU now forms over 20% of our revenue, with WLR at 60%. This is the result of growth in the LLU market and unbundling activity taking place within the exchanges.
     External revenue was £886 million in 2008, an increase of 29%, and reflects the strong growth of the broadband market and active competition among communications providers. External revenue now forms 17% of our revenue compared with 13% in 2007.
     At 31 March 2008, we had 4.3 million external LLU lines, a 2.4 million increase in the year. External WLR lines and channels have increased by 0.4 million to 4.7 million at 31 March 2008. We currently have over 450 active communications providers as our customers.
     Revenue from other BT lines of business decreased by 3% to £4,380 million in 2008 (2007: £4,528 million). These reductions reflect the shift of WLR volumes from other BT lines of businesses to external communications providers, and also the impact of various price cuts. This impact has been partially mitigated by the growth in the backhaul Ethernet portfolio.
     Operating costs increased by 2% in 2008. This was despite significant investment in delivering the Undertakings, improving our service and inflationary pressures and reflects the success of our cost efficiency initiatives.
     Over the past few years, we have made significant investment in delivering the Undertakings and more recently in improving our service. On the Undertakings, we have delivered Equivalence of Inputs for WLR this year and LLU in the prior year as well as a number of other key milestones. On service, we have invested in people and in the health of our network, such as recruiting and training engineers and service centre personnel. Three quarters of our volume workforce have been multi-skilled to help meet the demands that the market, or the weather, place on our business or network. This was particularly highlighted following the worst of the flooding that occurred in July 2007, when we reduced reactive workstacks to normal levels within two weeks. Overall benefits from these investments have led to lead times on provision and repair improving by at least 40% since the beginning of the year and the number of access fault volumes has decreased by 10%.
     Now that Openreach has established itself as a stand alone business we have increasingly focused on driving cost efficiencies in our business. In addition to the benefits from the improved service and lower faults, we have improved productivity and driven down overtime by effective resource planning. We have also managed the increase in activities that has resulted from trading on an equivalent basis and also the demands from the market by improving and automating our processes and off shoring work where it is appropriate. Focus on non-pay costs, such as efficient use of our vehicle fleet, and value-added services have also contributed towards improving our cost base.
     EBITDA was £1,911 million in 2008 (2007: £1,927 million), broadly flat compared with 2007. EBITDA margin was 36% in 2008 (2007: 37%).
     Depreciation and amortisation was £689 million in 2008, 3% lower than in 2007. The reduction in the year is mainly due to a number of the access network assets reaching the end of their useful economic lives.
     Operating profit was £1,222 million in 2008, which was broadly flat year on year compared with 2007.

Other group items
Specific items
Specific items for 2008 and 2007 are shown in the table below.

	2008	2007
	£m	£m

Operating costs
Restructuring costs	402	–
Property rationalisation costs	–	64
Write off of circuit inventory and other working
capital balances	74	65
Creation of Openreach and delivery of the
Undertakings	53	30
Costs associated with settlement of open tax years	–	10

	529	169
Other operating income
Net loss on sale of group undertakings	10	5
Profit on sale of non current asset investments	–	(2)

	10	3
Finance income
Interest on settlement of open tax years	–	(139)

Associates and joint ventures
Profit on sale of associate	(9)	(22)

Net specific items charge before tax	530	11

Tax credit on specific items above	(149)	(41)
Tax credit in respect of settlement of open tax years	(40)	(938)
Tax credit on re-measurement of deferred taxes	(154)	–

Net specific items charge (credit) after tax	187	(968)

In 2008, specific operating costs included £402 million (2007: £nil) in respect of restructuring costs relating to our transformation activities in the year. The most significant element of the charge related to manager leaver costs, and also property exit and transformation programme costs. A charge of £74 million (2007: £65 million) was recognised as a result of the completion of a review of circuit inventory and other working capital balances which commenced in 2007. A charge of £53 million (2007: £30 million) was recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems, which are due to complete in 2010. In 2007 we incurred property rationalisation costs of £64 million.
     In both 2008 and 2007, we recognised losses on disposal of group undertakings, principally in relation to the disposal of our satellite broadcast business. In 2008, the net loss on disposal was £10 million (2007: £5 million). In 2008, we recognised a £9 million profit arising from the receipt of contingent consideration from the disposal of our interest in an associate, e-peopleserve. In 2007, we also disposed of 6% of our equity interest in our associate Tech Mahindra Limited, resulting in a profit on disposal of £22 million.
     In 2008, we agreed an outstanding tax matter relating to a business demerged in 2001, the impact of which was a tax credit of £40 million and this closes all open items in relation to the settlement reached last year. In 2007, we agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). In 2007, the total impact of the settlement was a net credit of

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	17

Back to Contents

£1,067 million comprising a tax credit of £938 million representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139 million and operating costs of £10 million, representing the costs associated with reaching this agreement. A tax credit of £154 million has also been recognised in 2008 for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.

Net finance income

	2008	2007
	£m	£m

Interest on borrowings	883	742
Loss arising on derivatives not in a designated
hedge relationship	41	4
Net loss on disposal of available-for-sale financial
assets	25	–
Interest on pension scheme liabilities	2,028	1,872

Total finance expense	2,977	2,618
Income from listed investments	–	(7)
Other interest and similar income	(65)	(72)
Interest income on loan to parent company	(1,184)	(994)
Expected return on pension scheme assets	(2,448)	(2,292)

Total finance income	(3,697)	(3,365)

Analysed as:
Net finance income before specific items and
pensions	(300)	(327)
Interest associated with pensions	(420)	(420)

Net finance income before specific items	(720)	(747)
Specific items	–	(139)

Net finance income	(720)	(886)

In 2008, the net finance income before specific items was £720 million (2007: £747 million). The net finance income associated with our defined benefit pension obligation of £420 million was at the same level as 2007. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at the start of the financial year.
     Interest on borrowings was £883 million in 2008 (2007: £742 million). The increase in 2008 reflects higher net borrowings and higher interest rates on variable rate borrowings. Losses arising on derivatives not in a designated hedge relationship was £41 million in 2008 (2007: £4 million). In 2008, losses on derivatives not in a designated hedge relationship included a charge of £26 million on a low cost borrowing transaction which was marginally earnings positive after tax in the year. The net loss on disposal of available-for-sale financial assets of £25 million relates to the utilisation of BT Group plc shares to satisfy share plans.
     Interest income arising from listed investments and other interest and similar income was £65 million in 2008 (2007: £72 million). The reduction in interest income mainly reflects the lower level of investment holdings following their utilisation to fund bond maturities. Interest income on loan to parent company of £1,184 million in 2008 was £190 million higher than 2007.

Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2008	2007
	£m	£m

Share of post tax (loss) profit of associates and joint ventures	(11)	15

Our share of the post tax (loss) profit from associates and joint ventures was a loss of £11 million in 2008 (2007: £15 million profit). Our most significant associate is Tech Mahindra Limited, which contributed £10 million of post tax loss in 2008 (2007: £21 million profit). The loss in 2008 reflects their investment in expansion of their global capabilities during the year.

Profit before taxation
Profit before taxation before specific items for 2008 was £3,612 million, compared with £3,482 million in 2007. The improvement in profit before taxation mainly was due to growth in operating profit. Profit before taxation for 2008 was £3,082 million, compared with profits of £3,471 million in 2007.

Taxation
The tax charge for 2008 was a net charge of £578 million and comprised a charge of £921 million on the profit before taxation and specific items, offset by a tax credit of £343 million on specific items. The tax charge on the profit before taxation and specific items was at an effective rate of 25.5%, compared with 26.1% in 2007.
     The tax credit for the 2007 financial year was a net credit of £72 million and comprised a charge of £907 million on the profit before taxation and specific items, offset by a tax credit of £41 million on certain specific items and a further specific tax credit of £938 million arising on the settlement of substantially all open UK tax matters relating to the ten tax years up to and including the 2004/05 year.

Dividends
Dividends paid in 2008 to the parent company, BT Group Investments Limited, were £4,545 million (2007: £2,330 million) and have been presented as a deduction in shareholders’ equity.

Financing
Summarised cash flow statement
	2008	2007
	£m	£m

Cash flow from operations	5,587	5,620
Net income taxes repaid (paid)	299	(35)

Net cash inflow from operating activities	5,886	5,585

Net purchases of property, plant and equipment and computer software	(3,253)	(3,209)
Net acquisition of subsidiaries, associates and joint ventures	(340)	(237)
Net purchase sale of current and non current asset investments	(160)	515
Dividends received from associates and joint ventures	2	6
Interest received	670	498

Net cash used in investing activities	(3,081)	(2,427)

Net repayment of borrowings and intragroup funding	2,974	(486)
Equity dividends paid	(4,545)	(2,330)
Dividends paid to minority interests	–	(3)
Repurchase of shares	–	(2)
Interest paid	(842)	(797)

Net cash used in financing activities	(2,413)	(3,618)

Effect of exchange rates on cash and cash equivalents	25	(35)
Net increase (decrease) in cash and cash equivalents	417	(495)

18	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Financial review

Back to Contents

In 2008, our cash inflow from operations was £5,587 million (2007: £5,620 million), a reduction of 1% compared to 2007. Cash generated from operations includes pension deficiency contributions of £320 million. No further payments are due until 2009. In 2007, the pension deficiency contributions were £520 million. In addition, in 2008 we made cash payments in respect of our transformation activity of £297 million (2007: £nil).
     In 2008, we received a net tax refund of £299 million, which includes a refund of £521 million in relation to the settlement of open tax years up to and including 2004/05 which was agreed with HMRC in 2007, together with tax paid of £222 million. In 2007, we paid net tax of £35 million, which includes the initial cash receipt of £376 million in relation to the settlement with HMRC.
     Net cash outflow from investing activities was £3,081 million in the 2008 (2007: £2,427 million). In 2008, our net cash outflow for the purchase of property, plant and equipment was £3,253 million (2007 : £3,209 million). The increase in 2008 reflects our preparations for 21CN and the systems developments required by the Undertakings agreed with Ofcom. In 2008, we have continued to make targeted acquisitions to expand our global reach and enhance our capabilities in specific areas. Our net cash expenditure on acquiring new businesses was £340 million in 2008, (2007: £237 million). Significant acquisitions we have made in the current year include Comsat International, Frontline Technologies Corporation Limited and i2i Enterprise Private Limited. In 2007, significant acquisitions included INS Inc and PlusNet.
     In 2008, the net cash outflow from the net purchase of investments was £160 million, compared with an inflow of £515 million in 2007. The cash outflow in 2008 mainly related to the increase in amounts held by liquidity funds.
     Interest received was £670 million in 2008, compared to £498 million in 2007. The interest receipts in 2008 and 2007 include £65 million and £74 million, respectively, from HMRC discussed in the specific items section of this Financial review. Excluding these receipts, interest received was £181 million higher in 2008 reflecting the settlement of interest on intra-group loans.
     Net cash outflow from financing activities of £2,413 million in 2008 compares with £3,618 million in 2007. In 2008, we raised debt of £4,852 million mainly through our European Medium Term Note and US Shelf programmes and intra-group funding from the parent company which were partially offset by cash outflows on the repayment of maturing borrowings, lease liabilities and the net repayment of commercial paper amounting to £1,878 million. In 2007, the full and part maturity of notes and leases resulted in a cash outflow of £1,085 million mainly offset by the net issue of commercial paper and increases in intercompany loans amounting to £588 million.
     Equity dividends paid in 2008 were £4,545 million, compared with £2,330 million in 2007. Interest paid in 2008 was £842 million compared to £797 million in 2007. The increase in 2008 mainly reflects the impact of increased consolidated interest bearing financial assets and liabilities and a one-off payment of £26 million on the close-out of derivatives associated with a low cost borrowing transaction.

Free cash flow

	2008	2007
Free cash flow	£m	£m

Reconciliation of free cash flow
Net cash inflow from operating activities	5,886	5,585
Net purchase of property, plant and equipment and computer software	(3,253)	(3,209)
Net purchase of non current asset investments	(1)	(3)
Dividends from associates	2	6
Interest received	670	498
Interest paid	(842)	(797)

Free cash flow	2,462	2,080

The components of free cash flow, which is a non-GAAP measure and a key performance indicator, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. For further discussion of the definition of free cash flow, see page 24.
     The increase in free cash flow in 2008 of £382 million is largely due to the income tax repayment from HMRC of £521 million (2007: £376 million), a reduction in income taxes paid of £189 million, lower pension deficiency payments of £32 million (2007: £520 million), together with an improvement in working capital movements and lower cash payments in respect of net interest. These improvements were partially offset by payments of £297 million associated with our transformation activities and higher cash payments in respect of capital expenditure.

Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of over £3 billion in a typical year. In 2008 we collected and paid £1,261 million of VAT, £1,255 million of PAYE and National Insurance, £207 million of UK corporation tax (excluding the repayment in respect of years to 31 March 2005) and £319 million of UK business and UK network rates.

Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers. The BT Board regularly reviews the group’s tax strategy.
     The Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the Board considers it is entirely proper that the group conducts an appropriate level of responsible tax planning in managing its tax affairs, being consistent with its obligations to protect the assets of the company for the benefit of our shareholders. This planning is carried out within Board defined parameters.
     We operate in over 170 countries and with this comes additional complexity in the taxation arena. However the majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to and including 2005 are fully agreed. For the 2006 year we consider that there are only two items to be resolved with HMRC. The UK corporation tax returns for 2007 were all filed prior to the statutory deadline of 31 March 2008.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	19

Back to Contents

Our positive working relationship with HMRC was demonstrated in 2007 when we worked intensively with HMRC to accelerate the agreement of all open tax matters up to and including 2005. This project allowed us to build and develop our working relationship with HMRC.
     We have a policy to lobby the government directly on tax matters that are likely to impact the group and in particular respond to consultation documents where the impact could be substantial. Recently we commented on the proposals around ‘Taxation of the foreign profits of companies’. We also lobby the government indirectly through the CBI, various working groups and committees and leading professional advisors.

Tax accounting
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves a high degree of judgement.
     The level of cash tax payments in 2008 and 2007 has been materially affected by a repayment of overpaid tax in relation to prior years following the settlement in 2007 of all open UK tax matters for the ten years up to and including 2005. In 2008 we received a cash repayment of £521 million and in 2007 a cash repayment of £376 million.
     In each of the years 2008 and 2007 the cash tax paid is lower than the income statement charges. This is partly due to the phasing of UK corporation tax instalments, the level of provisioning for risks, taxation of specific items, the impact of deferred tax and the impact of overseas losses or profits which are relieved or taxed at different tax rates from the UK.
     It is expected that the cash tax paid will increase in the short term, despite the reduction in the UK corporation tax rate from 30% to 28% from 1 April 2008, with one of the contributing factors being the change in the capital allowances rate for plant and machinery which fell from 25% to 20% with effect from the same date.
     The effective corporation tax rate on profits before specific items is expected to increase from 25.5%, the rate applicable to 2008. However, we believe that the future years’ tax effective rate will remain below the statutory rate of 28%.

Financial risk and capital management
Financial risk management
We issue or hold financial instruments mainly to finance our operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from our operations and from our sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from our operations.
     We have a centralised treasury operation whose primary role is to manage liquidity, funding, investment and counterparty credit risk and the group’s market risk exposures, including risk from volatility in currency and interest rates. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The BT Group plc Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The BT Group plc Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director.
     The financial risk management of exposures arising from trading financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply such policies and procedures and perform review processes to assess and manage financial risk exposures arising from trading financial instruments.

Foreign exchange risk management
A significant proportion of our current revenue is invoiced in Sterling, and a significant element of our operations and costs arise within the UK. Our overseas operations generally trade and are funded in their local currency which limits their exposure to foreign exchange volatility. Our foreign currency borrowings, which totalled £6.9 billion at 31 March 2008, are used to finance our operations and have been predominantly swapped into Sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on our operations and net assets. We also enter into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result of these policies, our exposure to foreign currency arises mainly on the residual currency exposure on our non UK investments in our subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     After hedging, our exposure to foreign exchange volatility in the income statement from a 10% strengthening in other currencies, based on the composition of assets and liabilities at the balance sheet date, with all other factors remaining constant would be insignificant in both 2008 and 2007.

Interest rate risk management
We have interest bearing financial assets and financial liabilities which may expose us to either interest cash flow or fair value volatility. The BT Group plc Board policy is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates.
     The majority of our long-term borrowings have been, and are, subject to Sterling fixed interest rates after applying the impact of hedging instruments. We have entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. We had outstanding interest rate swap agreements with notional principal amounts totalling £4.8 billion at 31 March 2008 compared to £5.1 billion at 31 March 2007.
     The long-term debt instruments which we issued in December 2000 and February 2001 both contained covenants providing that if the BT Group plc group credit rating were downgraded below A3 in the case of Moody’s or below A- in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT Group plc’s credit rating to BBB+ and Moody’s currently apply a rating of Baa1 following a downgrade in May 2001. Based on the total amount of debt of £4.5 billion outstanding on these instruments at 31 March 2008, our annual finance expense would increase by approximately £22 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB+. If our credit rating with each of Moody’s and S&P were to be

20	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Financial review

Back to Contents

upgraded by one credit rating category our annual finance expense would be reduced by approximately £22 million.
     After the impact of hedging, our main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships and our variable rate borrowings and investments which are largely influenced by Sterling interest rates. Interest rate movements on trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of British Telecommunication plc’s consolidated interest bearing financial assets and financial liabilities at 31 March 2008, a 100 basis point increase in Sterling interest rates would increase our annual net finance income by approximately £180 million which is consistent with 2007.

Credit risk management
Our exposure to credit risk arises mainly from our trading related receivables and from financial assets transacted by the centralised treasury operation.
     For treasury related balances, the BT Group plc Board defined policy restricts the exposure to any one counterparty and financial instrument by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and defining the types of financial instruments which may be transacted. The minimum credit ratings set are A-/A3 for long-term and A1/P1 for short-term investments with counterparties. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the size and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Management review significant utilisations on a regular basis to determine adjustments required, if any. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, we may enter into a netting arrangement to reduce our exposure to credit risk. Currently we make use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible we will seek a legal right of set off and have the ability and intention to settle net. We also seek collateral or other security where it is considered necessary. During 2008, the centralised treasury operation tightened the credit limits applied when investing with counterparties and continued to monitor their credit quality in response to market credit conditions.
     Our credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. We will also enhance credit protection when appropriate by applying processes which include netting and offsetting, considering the customer’s exposure to the group and requesting securities such as deposits, guarantees and letters of credit. In light of the adverse market credit conditions we have taken action to ensure the impact on trading related financial assets is minimised. The concentration of credit risk for trading balances of the group is provided in note 13 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.

Liquidity risk management
We ensure our liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters set by the BT Group plc Board.
     Our liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Operating finance requirements of group companies are met whenever possible from central resources. We manage liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     Despite adverse market credit conditions in 2008, we proactively raised long-term funds of £3.5 billion (excluding intragroup funding) and short-term funds of £0.4 billion. A proportion of these borrowings were raised using our European Medium Term Note programme and US Shelf registration. In addition, we utilised part of our commercial paper programme which is supported by a committed borrowing facility of up to £1,500 million. The facility is available for the period to January 2013. We had additional undrawn committed borrowing facilities of £835 million of which £800 million was agreed in 2008 (with a further £100 million agreed after the balance sheet date), and is for a term of 364 days and has a one year term out. The remaining £35 million was renewed in 2008. These funding related actions ensure the group is in a strong position and able to fund the BT Group plc Board approved projected business requirements beyond 2009.

Price risk management
We have limited exposure to equity securities price risk on investments that we hold.

     Further information on financial instruments is mainly discussed in notes 5, 8, 13, 14, 15 and 32 to the consolidated financial statements.

Capital management
The capital structure is managed at the BT Group plc level, the ultimate parent of the group. The primary objective of the BT Group plc group’s capital management policy is to seek to maintain a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders. In order to meet this objective, BT Group plc group may issue new shares, repurchase shares, adjust the amount of dividends paid to shareholders, or issue or repay debt. BT Group plc group manage the capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the BT Group plc group. The BT Group plc Board regularly reviews the capital structure. No changes were made to these objectives, policies and processes during 2007 and 2008.
     The BT Group plc group’s capital structure consists of net debt, committed facilities and similar arrangements and shareholders equity (excluding the cash flow reserve). The following analysis summarises the components which BT Group plc manages as capital of which this group forms a part:

	2008	2007
	£m	£m

Total ultimate parent shareholders’ equity
(excluding cash flow reserve)	5,252	4,215
Net debt	9,460	7,914
Undrawn committed facilities	2,335	3,535

	17,047	15,664

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	21

Back to Contents

In May 2007, following the BT Group plc Board’s most recent review of the capital structure, an increased share buy back programme of £2.5 billion was announced over the period to 31 March 2009 which has and will result in substantially increased borrowings.
     The BT Group plc group’s general policy is to raise and invest funds centrally, using a variety of capital market issues, borrowing and investment facilities, to meet anticipated funding and investment requirements. This consists of a combination of short, medium and long-term financial instruments.
     At 31 March 2008 the BT Group plc group had financial assets of £5.5 billion consisting of current and non current investments, derivatives, trade and other receivables and cash and cash equivalents. We continually review our credit exposures and have taken proactive steps to ensure that the impact of the current adverse market conditions on these financial assets is minimised. In particular, line of business management have been actively reviewing exposures arising from trading balances and in managing investments the centralised treasury operation has actively monitored the credit quality of investments across treasury counterparties.
     At 31 March 2008, the BT Group plc group’s credit rating was BBB+/Baa1 with Standard and Poor’s and Moody’s, respectively (2007: BBB+/Baa1). The group is not subject to any externally imposed capital requirements. The BT Group plc Board reviews the group’s dividend policy and funding requirements annually.

Capital resources
The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore we continue to adopt the going concern basis in preparing the financial statements. There has been no significant change in the financial or trading position of the group since 31 March 2008.
     The following table sets out our contractual obligations and commitments as they fall due for payment, as at 31 March 2008.

	Payments due by period

		Less			More
		than 1	1-3	3-5	than 5
Contractual obligations	Total	year	years	years	years
and commitments	£m	£m	£m	£m	£m

Loans and other borrowings[a]	12,319	2,805	2,599	1,527	5,388
Finance lease obligations	320	19	42	21	238
Operating lease obligations	8,742	469	885	796	6,592
Pension deficiency obligations	1,960	–	840	840	280
Capital commitments	740	586	119	20	15

Total	24,081	3,879	4,485	3,204	12,513

a	Excludes fair value adjustments for hedged risks.

At 31 March 2008, we had cash, cash equivalents and current asset investments of £1,858 million. At that date, £2,551 million of debt principal (at hedged rates) fell due for repayment in 2009. We had unused short-term bank facilities, amounting to £2,335 million at 31 March 2008. These resources will allow us to settle our obligations as they fall due.

Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 25)
     Capital commitments and guarantees (note 25)

Balance sheet
Net assets at 31 March 2008 were £22,452 million compared with £22,364 million at 31 March 2007, with the increase of £88 million mainly due to the profit for the year of £2,504 million, actuarial gains of £2,621 million and gains on cash flow hedges of £152 million offset by dividends paid of £4,545 million and a tax charge of £832 million on items taken directly to equity.
     BT’s non current assets totalled £22,813 million at 31 March 2008, of which £15,307 million were property, plant and equipment, principally forming the UK fixed network. At 31 March 2007, non current assets were £18,559 million and property, plant and equipment were £14,997 million.
     We believe it is appropriate to show the sub-total ‘Total assets less current liabilities’ of £36,668 million at 31 March 2008 (2007: £32,675 million) in the group balance sheet because it provides useful financial information being an indication of the level of capital employed at the balance sheet date, namely total equity and non current liabilities.
     British Telecommunications plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves of £5,489 million at 31 March 2008, compared with £7,402 million at 31 March 2007.

Capital expenditure
Capital expenditure is a measure of our expenditure on property, plant and equipment and software. It excludes the movement on capital accruals and any assets acquired through new acquisitions in a year. Capital expenditure totalled £3,339 million in 2008 compared with £3,247 million in 2007. The increased expenditure in 2008 related to investment in the creation of re-usable capabilities for major contracts and up front capital expenditure associated with contract wins at the end of the year. 21CN expenditure was higher than 2007 and included equipment deployment, customer site readiness as well as customer migration. 21CN expenditure is mainly reflected in other network equipment. The additional expenditure on 21CN has been partially offset by reduced spend on legacy equipment, including transmission and exchange equipment. Capital expenditure is expected to reduce to around £3.1 billion in 2009.
     Of the capital expenditure, £316 million arose, outside of the UK, in 2008, compared with £296 million in 2007.
     Contracts placed for ongoing capital expenditure totalled £740 million at 31 March 2008. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long-term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. We expect that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions
The total consideration for acquisitions in 2008, was £431 million. Goodwill arising on acquisitions made in 2008 was £297 million.
     The acquisition of Comsat completed in June 2007 for a total consideration of £130 million. Net of deferred consideration and cash acquired, the net cash outflow was £122 million. The provsional fair value of Comsat’s net assets at the date of acquisition was £57 million, giving rise to goodwill of £73 million. Other acquisitions made by BT Global Services, for a total consideration of £230 million, include Frontline Technologies Corporation Limited (Frontline) and i2i Enterprise Private Limited (i2i). Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £166 million. The provisional fair value of the companies’ net assets at the various

22	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Financial review

Back to Contents

dates of acquisition was £53 million, resulting in goodwill of £177 million.
     Acquisitions made by BT Retail, for a total consideration of £71 million, include Lynx Technology, Basilica and Brightview. Net of deferred consideration and cash acquired, the net cash outflow was £60 million. The provisional fair value of the companies’ net assets at the various dates of acquisition was £24 million, giving rise to goodwill of £47 million.
     In 2007 the total consideration for acquisitions made was £343 million. The acquisition of INS completed in February 2007, for a total consideration of £133 million. Net of deferred consideration and cash acquired, the net cash outflow was £129 million. The fair value of INS’s net assets at the date of acquisition was £36 million, giving rise to goodwill of £97 million. Other acquisitions made by BT Global Services in 2007, for a total consideration of £103 million, included Counterpane LLC and I3IT Limited. Goodwill of £72 million was recognised in respect of these acquisitions.
     Acquisitions made by BT Retail in 2007, for a total consideration of £107 million, include PlusNet and dabs.com. Goodwill of £54 million was recognised in respect of these acquisitions.

Pensions
The total pension operating charge for 2008 was £626 million, compared with £643 million in 2007. This includes £561 million in respect of the BTPS, our main defined benefit pension scheme (2007: £594 million). The reduction in the pension charge in 2008 reflects the impact of leavers from the BTPS. In 2007, the increase reflected the effect of increased life expectancy assumptions and pay inflation.
     Detailed pensions disclosures are provided in note 27 to the consolidated financial statements. At 31 March 2008, the overall net IAS 19 asset was £2.0 billion, net of tax, being a £2.3 billion improvement from a deficit of £0.3 billion at 31 March 2007. The improvement principally reflects the increase in AA bond rates used to discount the future liabilities from 5.35% at 31 March 2007 to 6.85% at 31 March 2008. The value of scheme assets held by the BTPS at 31 March 2008 was £37.3 billion. During the year the proportion of funds invested in equities has reduced from 55% to 45%, with additional short-term de-risking activities reducing the short-term economic exposure to 39%.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, our future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium-term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which provides benefits based on the employees’ and the employing company’s contributions.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2005. This valuation showed the fund to be in deficit to an amount of £3.4 billion. Assets of the fund of £34.4 billion at that date covered 90.9% of the fund’s liabilities. The previous valuation was carried out as at 31 December 2002 which showed the fund was in deficit by £2.1 billion. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding valuation would have shown a surplus. The market value of the equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, longer life expectancy assumptions and a lower discount rate used to calculate the present value of the liabilities, meant the deficit had not improved by the same amount.
     As a result of the triennial valuation we agreed to increase the contribution rate to 19.5% of pensionable pay, of which 6% is payable by employees, from 1 January 2007. In addition, we agreed to make deficiency payments equivalent to £280 million per annum for ten years. The first three instalments were paid upfront with £520 million paid in 2007 and a further £320 million paid in 2008. The next deficiency payment is due in December 2009. This compares with the previous contribution rate of 18.2%, of which 6% was payable by employees, and annual deficiency payments of £232 million that were agreed as a result of the 2002 funding valuation. The next triennial valuation will be carried out as at 31 December 2008.

Critical accounting policies
Our principal accounting policies are set out on pages 29 to 36 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2008 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators; providing for doubtful debts; establishing asset lives of property, plant and equipment for depreciation purposes; assessing the stage of completion and likely outcome under long-term contracts; making appropriate long-term assumptions in calculating pension liabilities and costs; making appropriate medium-term assumptions on asset impairment reviews; and calculating current deferred tax liabilities; and determining the fair values of certain financial instruments. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 34 and 35.

Alternative performance measures
We assess the performance of the group using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. The alternative performance measures we use include earnings before interest, tax, depreciation and amortisation (EBITDA); EBITDA before specific items; BT Global Services EBITDA before specific items and leaver costs, together with the associated margin; operating profit before specific items; free cash flow; and net debt. Free cash flow is also a key financial performance indicator for the group.
     Why we use each of these alternative performance measures is explained below. Reconciliations to the nearest measure prepared in accordance with IFRS are included within the body of the Financial review and in the financial statements. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.

EBITDA
In addition to measuring financial performance of the lines of business based on operating profit before specific items, we also measure performance based on EBITDA before specific items. EBITDA is defined as the group profit or loss before depreciation, amortisation, finance expense and taxation. Since this is a non-GAAP measure, it may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA is a common measure used by investors and analysts to evaluate the

Report of the Directors — Financial review	British Telecommunications plc Annual Report and Form 20-F 2008	23

Back to Contents

operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA before specific items to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes significant one off or unusual items which have little predictive value. EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and it needs to be considered in the context of our financial commitments.
     A reconciliation of EBITDA before specific items to group operating profit (loss), the most directly comparable IFRS measure, by line of business and for the group is provided on pages 14 and 15.
     We also discuss EBITDA before specific items and leaver costs, together with the associated margin, for BT Global Services. This is in the context of their target of an EBITDA margin before specific items and leaver costs of 15% in the medium term. BT Global Services operating profit margin, the most directly comparable IFRS measure, was 2% in 2008 compared with 1% in 2007.

Results before specific items
In our income statement and segmental analysis we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one off or unusual in nature and have little predictive value. Items that we consider to be significant one off or unusual in nature include disposals of businesses and investments, business restructuring costs, asset impairment charges and property rationalisation programmes. An analysis of specific items recorded in all years presented is included on page 17. A reconciliation of operating profit to operating profit before specific items and EBITDA before specific items, both for the group and each line of business, is included on pages 14 and 15.

Free cash flow
Free cash flow is one of our key performance indicators with which our performance against our strategy is measured. Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments. Free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. Our use of the term free cash flow does not mean that this is a measure of the funds that are available for distribution to shareholders. A reconciliation of free cash flow to net cash inflow from operating activities, the most directly comparable IFRS measure, is included on page 19.

Net debt
Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements.
     This measure is applied in the context of BT Group plc’s financial statements and is referred to in these financial statements.
     BT Group plc management consider BT Group plc’s consolidated net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents. BT Group plc management believe it is both useful and necessary to disclose net debt as it is a key measure against which performance against BT Group plc group’s strategy is measured. They believe it is a measure of net indebtedness that provides an indicator of overall balance sheet strength. It is also a single measure that can be used to assess both their consolidated cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

24	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Financial review

Back to Contents

REPORT OF THE DIRECTORS STATUTORY INFORMATION

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2008 financial year.

Introduction
The business review and financial review on pages 2 to 24 form part of this report. The audited financial statements are presented on pages 29 to 75 and 93.
     During the year interim dividends of £4,545 million have been paid to the parent company, BT Group Investments Limited (2007: £2,330 million).

Principal activity
The company is the principal trading company of the BT group.
     The group’s principal activities include the provision of networked IT services globally, local, national and international communications services; value broadband and internet products and services; and converged fixed/mobile products and services.

Directors
The directors at 31 March 2008 were Ben Verwaayen and Hanif Lalani who both served throughout the financial year. Glyn Parry was appointed a director on 30 June 2007. John Wroe served as a director until 30 June 2007.

Financial statements
A statement of the directors’ responsibilities for preparing the financial statements is included on page 27.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.

Employees
The company’s aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.
     Our people strategy continued to support the transformation of BT in its drive to become number one for customer service. Success as a business depends on recruiting, retaining, developing and rewarding skilled and talented people who live by the BT values.
     The quality of leadership is also vital to the successful transformation of BT.
     The company offers employees a wide range of learning and re-skilling opportunities. Employees are kept informed about BT’s business through a wide range of communications channels, including our online news service, bi-monthly newspapers, regular email bulletins and senior management webchats and webcast briefings.
     Employees continue to have opportunities to share in the company’s success through employee share plans and most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees.
     We continue to create an inclusive working environment in which employees can thrive regardless of their race, sex, religion/ beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.
     22% of our workforce is female, women hold 19 of our top 81 leadership roles and make up 29% of the people in our leadership team succession plans. 10% of our most highly rewarded people in the UK are from an ethnic minority background and 16.5% are female.
     The health and safety of our people is of paramount importance and we continue to seek improvements by focusing on behavioural/ lifestyle change.

Policy on the payment of suppliers
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Details of this code can be found at www.payontime.co.uk. In the UK, BT’s normal payment terms are 60 days from the date of receipt of a due and valid invoice, although these terms may be different in some of the local markets in which BT operates. BT will make payment to the supplier on the next payment run following expiry of this term. In 2008, the average number of days between the invoice date and the date of the payment run for the invoice was 47 (2007: 44).

Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on pages 20 and 21, and note 32 on pages 71 to 75.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

US Sarbanes-Oxley Act of 2002
The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. The company complies with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the company.

Disclosure controls and procedures
The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act 2002.

Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.
     Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2008, BT’s internal control over financial reporting was effective.

Report of the Directors — Statutory information	British Telecommunications plc Annual Report and Form 20-F 2008	25

Back to Contents

There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2008 that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB) in internal control over financial reporting is reported to the Audit Committee of the parent company.

By order of the Board

Alan Scott
Deputy Secretary
14  May 2008
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

26	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the Directors — Statutory information

Back to Contents

STATEMENT OF DIRECTORS’ RESPONSIBILITY
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and issued by the International Accounting Standards Board (IASB) and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the EU and issued by the IASB of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether the consolidated financial statements comply with IFRSs as adopted by the EU and issued by the IASB and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the consolidated financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of directors’ responsibility	British Telecommunications plc Annual Report and Form 20-F 2008	27

Back to Contents

REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

United Kingdom Opinion
Independent auditors’ report to the members of British Telecommunications plc
We have audited the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2008 which comprise the group income statement, the group balance sheet, the group cash flow statement, the group statement of recognised income and expense, accounting policies and the related notes. These consolidated financial statements are set out on pages 29 to 75 and 93. These consolidated financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2008. This separate report is set out on page 77.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the consolidated financial statements.
     In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited consolidated financial statements. The other information comprises only the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion
In our opinion:
•     the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;
•     the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•     the information given in the Report of the Directors is consistent with the consolidated financial statements.

Separate opinion in relation to IFRSs
As explained in the accounting policies, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at 31 March 2008 and of its profit and cash flows for the year then ended.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2008

United States Opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc

In our opinion, the accompanying group income statements and the related group balance sheets, group cash flow statements and group statements of recognised income and expense present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
London, United Kingdom
16 May 2008

28	British Telecommunications plc Annual Report and Form 20-F 2008	Report of the independent auditors – Consolidated financial statements

Back to Contents

CONSOLIDATED FINANCIAL STATEMENTS ACCOUNTING POLICIES

Accounting Policies
(i) Basis of preparation of the financial statements
These consolidated financial statements have been prepared in accordance with applicable law and IFRS as adopted by the EU and as issued by the IASB. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies trading results before significant one-off or unusual items (termed ‘specific items’), a non GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group consider a columnar presentation to be appropriate as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the board of directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     Accounting policies in respect of the parent company British Telecommunications plc, are set out on pages 78 to 81. These are in accordance with UK GAAP.

(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc (‘‘the company’’) and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
      The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associate are detailed on page 93.

(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and the associated costs can be measured reliably. Where the group acts as an agent in a transaction it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	29

Back to Contents

basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria applied to each element as described above.

(iv) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include such items as profits and losses on disposal of property, plant and equipment, income generated by our fleet operations, repayment works and income from the exploitation of our intellectual property.

(v) Leases
The determination of whether an arrangement is, or contains, a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(vi) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(vii) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRSs, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries which occurred between 1 January 1998 and 1 April 2004 is therefore included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a subsidiary which occurred prior to 1 January 1998 was written off directly to retained earnings.
     On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.

(viii) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software.

30	British Telecommunications plc Annual Report and Form 20-F 2008	Accounting policies

Back to Contents

Computer software purchased from third parties is initially recorded at cost.

Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.

Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years

(ix) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.

(x) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any provisions for impairment.
     On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.

Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials, payments on account, and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.
     The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter
Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(xi) Borrowing Costs
All borrowing costs are expensed in the income statement in the period in which they are incurred.

(xii) Asset impairment (non-financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is conducted, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible fixed assets with indefinite useful lives are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(xiii) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(xiv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

(xv) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent trustee for the majority of its employees.
     The group’s net obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	31

Back to Contents

The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(xvi) Share based payments
The ultimate parent, BT Group plc, has a number of employee share schemes, share option and award plans under which it makes equity settled share based payments to employees of the group. The fair value of options and awards granted is recognised as an employee expense after taking into account the group’s best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The group has applied IFRS 2, ‘Share based payment’ retrospectively to all options and awards granted after 7 November 2002 and not fully vested at 1 January 2005.

(xvii) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(xviii) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.

(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are paid.

(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method. Provisions are discounted to present value where the effect is material. Certain comparative amounts have been adjusted to conform with the presentation adopted in 2008, resulting in a reclassification of £45 million from other payables to non-current provisions.

(xxi) Financial Instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.

Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:

–	those that the group intends to sell immediately or in the short term, which are classified as held for trading;
–	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement, in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are

32	British Telecommunications plc Annual Report and Form 20-F 2008	Accounting policies

Back to Contents

carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line which most appropriately reflects the nature of the item or transaction.

Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.
     In 2008, the group reclassified certain investment within cash equivalents to current available-for-sale assets as management considered this to be the more appropriate maturity classification. The reclassification as at 31 March 2007 was £267 million. The equivalent balance at 31 March 2008 reported within available-for-sale assets was £439 million.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using one effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings.
     The resultant amortisation of fair value movements are recognised in the income statement.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	33

Back to Contents

for effectiveness at inception and in subsequent periods in which the hedge remains in operation.

Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance income.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs, for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Providing for doubtful debts
BT provides services to around 16 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

Interconnect income and payments to other telecommunications operators
In certain instances BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

34	British Telecommunications plc Annual Report and Form 20-F 2008	Accounting policies

Back to Contents

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s 21CN transformation programme), prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2007 in aggregate had no significant impact on the results for the year ended 31 March 2008.

Property arrangements
As part of the property rationalisation programme, we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.

Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2008
During the year the following standards, interpretations and amendments to published standards, which are relevant to the group’s operations became effective and were adopted:

•	IFRS 7, ‘Financial Instruments: Disclosure’ (IFRS 7)
•	Amendment to IAS 1, ‘Presentation of Financial Statements – Capital Disclosures’ (Amendment to IAS 1)
•	IFRIC 8, ‘Scope of IFRS 2’
•	IFRIC 9, ‘Reassessment of embedded derivatives’
•	IFRIC 10, ‘Interim financial reporting and impairment’
•	IFRIC 11, ‘IFRS 2, Group and treasury share transactions’

     The adoption of these standards has not had a significant impact on the group’s financial position or results of operation. The adoption of IFRS 7 and the amendment to IAS 1 has resulted in additional disclosures in the group’s annual report and Form 20-F.

Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2008 or later periods, but which the group has not adopted early. Those which are relevant to the group’s operations are as follows:

IFRS 2, ‘Share based payments – vesting conditions and cancellations’, (effective from 1 April 2009)
The amendment to IFRS 2 restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this must be accounted for as a cancellation. The group is currently assessing the potential impact of this amendment upon the results and net assets of the group.

IFRS 3 (Revised), ‘Business Combinations’ (effective from 1 April 2010)
IFRS 3 (Revised) amends certain aspects of accounting for business combinations set out in IFRS 3. Amendments include the requirement to expense all transaction costs as incurred and the requirement for all payments to acquire a business to be recorded at fair value at the acquisition date, with some contingent payments subsequently re measured at fair value through the income statement. IFRS 3 (Revised) is applicable prospectively to business combinations effected on or after the effective date. The group is currently assessing the potential impact of this amendment upon the results and net assets of the group.

IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

IAS 1 (Revised), ‘Presentation of financial statements’ (effective from 1 April 2009)
IAS 1 (Revised) prescribes the basis for presentation of financial statements to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities. IAS 1 (Revised) introduces a number of changes to the requirements for the presentation of financial statements, which include the following: the separate presentation and owner and non owner changes in equity; requirement for entities making restatements or reclassifications of comparative information to present a balance sheet as at the beginning of the comparative period and optional name changes for certain of the primary

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	35

Back to Contents

statements. The group is currently assessing the impact of the revision on the presentation of its financial statements.

Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment on the results and net assets of the group.

IAS 27 (Revised), ‘Consolidated and separate financial statements’ (effective from 1 April 2010)
IAS 27 (Revised) requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. IAS 27 (Revised) also specifies that when control is lost, any remaining interest should be re measured to fair value and a gain or loss recorded through the income statement. The group has assessed the impact of this interpretation and concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 12, ‘Service Concession Arrangements’ (effective from 1 April 2008)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 13, ‘Customer loyalty programmes’ (effective from 1 April 2009)
IFRIC 13 clarifies that where goods and services are sold together with a customer loyalty incentive, the arrangement is a multiple element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 14, ‘Defined benefit assets and minimum funding requirements’ (effective from 1 April 2008)
IFRIC 14 provides guidance on assessing the limit in IAS 19, ‘Employee Benefits’, on the amount of surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a contractual minimum funding requirement. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

36	British Telecommunications plc Annual Report and Form 20-F 2008	Accounting policies

Back to Contents

GROUP INCOME STATEMENT
For the year ended 31 March 2008

		Before specific	Specific
		items	items[a]	Total
Year ended 31 March 2008	Notes	£m	£m	£m

Revenue	1	20,704	–	20,704
Other operating income	2	359	(10)	349
Operating costs	3	(18,160)	(529)	(18,689)

Operating profit	1	2,903	(539)	2,364
Finance expense	5	(2,977)	–	(2,977)
Finance income	5	3,697	–	3,697

Net finance income		720	–	720
Share of post tax loss of associates and joint ventures	12	(11)	–	(11)
Profit on disposal of associate		–	9	9

Profit before taxation		3,612	(530)	3,082
Taxation	6	(921)	343	(578)

Profit for the year		2,691	(187)	2,504

Attributable to:
Equity shareholders of the parent		2,690	(187)	2,503
Minority interests	19	1	–	1

a For a definition of specific items, see accounting policies on page 29. An analysis of specific items is provided in note 4.

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,739)	(169)	(17,908)

Operating profit	1	2,720	(172)	2,548

Finance expense	5	(2,618)	–	(2,618)
Finance income	5	3,365	139	3,504

Net finance income		747	139	886
Share of post tax profit of associates and joint ventures	12	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		3,482	(11)	3,471
Taxation	6	(907)	979	72

Profit for the year		2,575	968	3,543

Attributable to:
Equity shareholders of the parent		2,573	968	3,541
Minority interests	19	2	–	2

a For a definition of specific items, see accounting policies on page 29. An analysis of specific items is provided in note 4.

		Before specific	Specific
		items	items[a]	Total
Year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,100)	(138)	(17,238)

Operating profit	1	2,641	(138)	2,503
Finance expense	5	(2,746)	–	(2,746)
Finance income	5	3,261	–	3,261

Net finance income		515	–	515
Share of post tax loss of associates and joint ventures		16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		3,172	(137)	3,035
Taxation	6	(833)	41	(792)

Profit for the year		2,339	(96)	2,243

Attributable to:
Equity shareholders of the parent		2,338	(96)	2,242
Minority interests		1	–	1

a For a definition of specific items, see accounting policies on page 29. An analysis of specific items is provided in note 4.

Dividends paid in the year were £4,545 million (2007: £2,330 million, 2006: £2,553 million), as shown in note 7.

Group income statement	British Telecommunications plc Annual Report and Form 20-F 2008	37

Back to Contents

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 31 March

		2008	2007	2006
	Notes	£m	£m	£m

Profit for the year		2,504	3,543	2,243

Actuarial gains relating to retirement benefit obligations	27	2,621	1,409	2,122
Exchange differences:
– on translation of foreign operations		197	(158)	40
– fair value loss on net investment hedges		–	–	(20)
– reclassified and reported in net profit		–	–	(9)
Fair value movements on available-for-sale assets:
– fair value (losses) gains		(8)	9	32
– reclassified and reported in net profit		(6)	(1)	(35)
Fair value movements on cash flow hedges:
– fair value gains (losses)		446	(201)	4
– reclassified and reported in net profit		(294)	364	(204)
– reclassified and reported in non current assets		11	–	–
Tax impact of above items	6	(832)	(486)	(593)

Net gains recognised directly in equity		2,135	936	1,337

Total recognised income and expense for the year		4,639	4,479	3,580

Attributable to:
Equity shareholders of the parent		4,635	4,479	3,579
Minority interests		4	–	1

		4,639	4,479	3,580

A reconciliation of the changes in other reserves and retained earnings are given in notes 22 and 23, respectively.

38	British Telecommunications plc Annual Report and Form 20-F 2008	Group statement of recognised income and expense

Back to Contents

GROUP CASH FLOW STATEMENT
Year ended 31 March

		2008	2007	2006
	Notes	£m	£m	£m

Cash flow from operating activities
Profit before taxation		3,082	3,471	3,035
Depreciation and amortisation		2,889	2,920	2,884
Loss (profit) on sale of associates and non current asset investments		1	(19)	1
Net finance income		(720)	(886)	(515)
Other non cash charges		56	50	87
Share of losses (profits) of associates and joint ventures		11	(15)	(16)
Decrease (increase) in inventories		23	(6)	(13)
Decrease in trade and other receivables		101	487	1,354
Increase (decrease) in trade and other payables		248	(210)	174
(Decrease) increase in provisions and other liabilities		(104)	(172)	189

Cash generated from operations		5,587	5,620	7,180
Income taxes paid		(222)	(411)	(390)
Income tax repayment for prior years		521	376	–

Net cash inflow from operating activities		5,886	5,585	6,790

Cash flow from investing activities
Interest received		670	498	185
Dividends received from associates and joint ventures		2	6	1
Proceeds on disposal of group undertakings		–	27	–
Proceeds on disposal of property, plant and equipment		62	89	66
Proceeds on disposal of associates and joint ventures		13	27	–
Proceeds on disposal of non current financial assets		1	4	1
Proceeds on disposal of current financial assets		4,779	8,525	9,894
Acquisition of subsidiaries, net of cash acquired		(353)	(284)	(165)
Purchases of property, plant and equipment and computer software		(3,315)	(3,298)	(2,940)
Investment in associates and joint ventures		–	(7)	(2)
Purchases of non current financial assets		(2)	(7)	(2)
Purchases of current financial assets		(4,938)	(8,007)	(6,824)

Net cash (outflow) inflow from investing activities		(3,081)	(2,427)	214

Cash flows from financing activities
Equity dividends paid		(4,545)	(2,330)	(2,553)
Dividends paid to minority interests		–	(3)	–
Interest paid		(842)	(797)	(1,086)
Repayments of borrowings		(913)	(809)	(4,148)
Repayment of finance lease liabilities		(284)	(276)	(284)
New bank loans raised		3,939	11	1,022
Intragroup funding		913	279	–
Net (purchase of) proceeds on issue of commercial paper		(681)	309	464
Repurchase of ordinary shares by subsidiary		–	(2)	–

Net cash used in financing activities		(2,413)	(3,618)	(6,585)

Effect of exchange rate changes in cash and cash equivalents		25	(35)	–

Net increase (decrease) in cash and cash equivalents		417	(495)	419
Cash and cash equivalents at the start of the year		740	1,235	816

Cash and cash equivalents at the end of the year	8	1,157	740	1,235

Group cash flow statement	British Telecommunications plc Annual Report and Form 20-F 2008	39

Back to Contents

GROUP BALANCE SHEET
As at 31 March

		2008	2007
	Notes	£m	£m

Non current assets
Intangible assets	9	3,318	2,584
Property, plant and equipment	10	15,307	14,997
Derivative financial instruments	15	310	25
Investments	11	52	246
Retirement benefit asset	27	2,887	–
Associates and joint ventures	12	85	67
Trade and other receivables	13	854	523
Deferred tax assets	18	–	117

		22,813	18,559

Current assets
Inventories		122	133
Trade and other receivables	13	23,281	22,815
Current tax receivable		–	504
Derivative financial instruments	15	77	27
Investments	11	440	270
Cash and cash equivalents	8	1,418	791

		25,338	24,540

Current liabilities
Loans and other borrowings	14	2,824	2,493
Derivative financial instruments	15	267	318
Trade and other payables	16	7,722	6,931
Current tax liabilities		589	582
Provisions	17	81	100

		11,483	10,424

Total assets less current liabilities		36,668	32,675

Non current liabilities
Loans and other borrowings	14	9,818	6,387
Derivative financial instruments	15	805	992
Other payables	16	707	590
Deferred tax liabilities	18	2,513	1,683
Retirement benefit obligations	27	108	389
Provisions	17	265	270

		14,216	10,311

Equity
Ordinary shares	21	2,172	2,172
Share premium	21	8,000	8,000
Other reserves	22	1,072	758
Retained earnings	23	11,186	11,400

Total parent shareholders’ equity		22,430	22,330
Minority interests	19	22	34

Total equity	20	22,452	22,364

		36,668	32,675

The consolidated financial statements on pages 29 to 75 and 93 were approved by the Board of Directors on 14 May 2008 and were signed on its behalf by

Hanif Lalani
Director

40	British Telecommunications plc Annual Report and Form 20-F 2008	Group balance sheet

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 March 2008

1. Segmental analysis

Primary reporting format – business segments
The group’s principal activities include: the provision of networked IT services; local, national and international telecommunications services; broadband and internet products and services; and converged fixed/mobile products and services.
     The group is organised into four customer facing lines of business, BT Global Services, BT Retail, BT Wholesale and Openreach, which are supported by two internal functional units, BT Operate and BT Design.

     The activities of each of the customer facing lines of business are as follows:

BT Global Services serves major corporate and carrier organisations across the world providing high-performance managed networked IT services, application management, professional services and outsourcing solutions.

BT Retail serves consumer customers and small and medium sized enterprises (SMEs) in the UK, providing a range of innovative communications products and services. BT Retail also includes BT Ireland, which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland, and Enterprises, which comprises a number of individual businesses such as BT Conferencing, BT Directories and BT Payphones.

BT Wholesale provides services to UK communications providers through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect to bespoke, fully managed network outsourcing and value added solutions.

Openreach is responsible for the crucial ‘first mile’ connecting communications provider customers to their local telephone exchange, giving them open and economic access to the UK network. Openreach products are sold on an equivalent basis to BT lines of business and other communications providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or acccess to systems and data.

Business transformation
With effect from 1 October 2007, the group changed the presentation of its financial results to reflect the reorganisation of the business that has taken place in 2008. The segment results for 2007 and 2006 have therefore been restated to provide a consistent presentation for all years. The reorganisation has not impacted overall group results.
     The new organisational structure is based around two new internal functional units, namely BT Design and BT Operate. BT Design and BT Operate support the existing four customer facing lines of business. BT Design is responsible for the development and deployment of the platforms, systems and processes which support our services and BT Operate is responsible for their operation. Neither BT Design nor BT Operate are reportable segments, and the reportable segments continue to be the customer facing lines of business. Neither BT Design nor BT Operate generate any revenue and both operate on a cost recovery basis. The costs incurred by BT Design and BT Operate are allocated to the customer facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer facing lines of business are allocated to the lines of business based on their expected utilisation. The assets managed by BT Operate and their capital expenditure in the year are also allocated to the lines of business in a manner consistent with the depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     The historical results of the lines of business have changed, however, reflecting changes to the structure of intra-group trading arrangements and the allocation of costs between the lines of business. The main change to the intra-group trading arrangements is that a significant amount of intra-group trading has been eliminated. The exception to this is Openreach as trading between Openreach and the other customer facing lines of business has not been impacted by the group’s reorganisation.
     Intra-group revenue generated from the sale of regulated products and services is based on the market price. Intra-group revenue generated from the sale of other products and services is agreed between the relevant lines of business.
     In addition to the four customer facing lines of business, the remaining operations of the group are aggregated and included within the ‘other’ category to reconcile to the consolidated results of the group. Included within other is any over or under recovery of costs by BT Design and BT Operate, as well as the other group functions and operations.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	41

Back to Contents

1.  Segmental analysis continued

Revenue by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m	£m

External revenue	7,889	8,194	3,707	886	28	–	20,704
Internal revenue	–	283	1,252	4,380	–	(5,915)	–

Total revenue	7,889	8,477	4,959	5,266	28	(5,915)	20,704

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007 (restated).	£m	£m	£m	£m	£m	£m	£m

External revenue	7,312	8,100	4,109	685	17	–	20,223
Internal revenue	–	246	1,277	4,538	–	(6,061)	–

Total revenue	7,312	8,346	5,386	5,223	17	(6,061)	20,223

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m	£m

External revenue	7,013	8,208	3,957	318	18	–	19,514
Internal revenue	–	239	1,237	4,870	–	(6,346)	–

Total revenue	7,013	8,447	5,194	5,188	18	(6,346)	19,514

Operating results by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m

Operating profit before specific items	117	1,050	502	1,222	12	2,903
Specific items					(539)	(539)

Segment result	117	1,050	502	1,222	(527)	2,364
Share of post tax profit of associates and joint ventures						(11)
Profit on disposal of associate						9
Net finance income						720

Profit before taxation						3,082
Taxation						(578)

Profit for the year						2,504

Depreciation	548	377	839	664	(18)	2,410
Amortisation	196	68	54	25	136	479

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007 (restated)	£m	£m	£m	£m	£m	£m

Operating profit before specific items	70	912	592	1,220	(74)	2,720
Specific items					(172)	(172)

Segment result	70	912	592	1,220	(246)	2,548
Share of post tax profit of associates and joint ventures						15
Profit on disposal of associate						22
Net finance income						886

Profit before taxation						3,471
Taxation						72

Profit for the year						3,543

Depreciation	484	402	864	663	123	2,536
Amortisation	181	43	44	44	72	384

42	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

1.  Segmental analysis continued

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2006 (restated)	£m	£m	£m	£m	£m	£m

Operating profit before specific items	85	814	609	1,228	(95)	2,641
Specific items					(138)	(138)

Segment result	85	814	609	1,228	(233)	2,503
Share of post tax profit of associates and joint ventures						16
Profit on disposal of joint venture						1
Net finance income						515

Profit before taxation						3,035
Taxation						(792)

Profit for the year						2,243

Depreciation	532	385	796	770	151	2,634
Amortisation	83	27	42	30	68	250

Assets and liabilities by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
31 March 2008	£m	£m	£m	£m	£m	£m

Assets
Segment assets	8,131	2,999	3,870	9,150	18,732	42,882
Associates and joint ventures					85	85
Unallocated assets					5,184	5,184

Consolidated total assets	8,131	2,999	3,870	9,150	24,001	48,151

Liabilities
Segment liabilities	3,773	2,365	1,008	850	698	8,694
Unallocated liabilities					17,005	17,005

Consolidated total liabilities	3,773	2,365	1,008	850	17,703	25,699

Capital expenditure
Property, plant and equipment	474	281	560	972	226	2,513
Intangible assets	310	80	103	101	232	826

	784	361	663	1,073	458	3,339
Consideration for acquisitions	360	71	–	–	–	431

Total capital additions	1,144	432	663	1,073	458	3,770

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
31 March 2007 (restated)	£m	£m	£m	£m	£m	£m

Assets
Segment assets	6,883	2,803	3,817	8,707	18,842	41,052
Associates and joint ventures					67	67
Unallocated assets					1,980	1,980

Consolidated total assets	6,883	2,803	3,817	8,707	20,889	43,099

Liabilities
Segment liabilities	3,125	2,346	1,047	598	675	7,791
Unallocated liabilities					12,944	12,944

Consolidated total liabilities	3,125	2,346	1,047	598	13,619	20,735

Capital expenditure
Property, plant and equipment	428	276	559	981	196	2,440
Intangible assets	243	71	64	127	302	807

	671	347	623	1,108	498	3,247
Consideration for acquisitions	236	107	–	–	–	343

Total capital additions	907	454	623	1,108	498	3,590

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade receivables. Unallocated assets include cash and cash equivalents, deferred and current taxation, investments, derivatives, associates and joint ventures and the retirement benefit asset. Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	43

Back to Contents

1.  Segmental analysis continued

Secondary reporting format – geographical information
	2008	2007	2006
Revenue by geographic area	£m	£m	£m

UK	17,186	17,241	16,901
Europe, Middle East and Africa, excluding the UK	2,510	2,174	1,900
Americas	847	711	627
Asia Pacific	161	97	86

Total	20,704	20,223	19,514

The reorganisation of the group has not impacted the presentation of the geographical segments of the group.
     The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital expenditure		Consideration for acquisition

	2008	2007	2008	2007	2008	2007
Total assets and capital expenditure by geographic area	£m	£m	£m	£m	£m	£m

UK	37,230	35,920	3,023	2,951	71	152
Europe, Middle East and Africa, excluding the UK	4,195	4,078	187	203	88	27
Americas	1,286	993	103	73	130	164
Asia Pacific	256	128	26	20	142	–
Unallocated assets	5,184	1,980	–	–	–	–

Total assets	48,151	43,099	3,339	3,247	431	343

Total assets and capital additions are allocated to geographical areas based on the location of the asset.

2.  Other operating income

	2008	2007	2006
	£m	£m	£m

Profits on disposal of property, plant and equipment	50	20	2
Income from repayment works	74	68	74
Other operating income	235	148	151

Other operating income before specific items	359	236	227
Specific items (note 4)	(10)	(3)	–

Other operating income	349	233	227

3.  Operating costs

	2008	2007	2006
	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries	4,234	4,091	3,904
Social security costs	417	388	377
Pension costs	626	643	603
Share-based payments	73	93	76

Total staff costs	5,350	5,215	4,960
Own work capitalised	(724)	(718)	(674)

Net staff costs	4,626	4,497	4,286
Depreciation of property, plant and equipment:
Owned assets	2,324	2,420	2,500
Under finance leases	86	116	134
Amortisation of intangible assets	479	384	250
Payments to telecommunications operators	4,237	4,162	4,045
Other operating costs	6,408	6,160	5,885

Total operating costs before specific items	18,160	17,739	17,100
Specific items (note 4)	529	169	138

Total operating costs	18,689	17,908	17,238

Operating costs before specific items include the following:
Leaver costs[a]	127	147	133
Research and development[b]	857	692	487
Rental costs relating to operating leases	423	389	413
Foreign currency losses	4	5	12

a	Leaver costs exclude manager leaver costs associated with the group’s transformation and reorganisation activities that have taken place in the year. Manager leaver costs associated with the transformation activities have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.
b	Research and development expenditure includes amortisation of £325 million (2007: £314 million, 2006: £161 million) in respect of internally developed computer software.

44	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

4.  Specific items
The group separately identifies and discloses significant one off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided in the accounting policies section on page 29.

	2008	2007	2006
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings[a]	10	5	–
Profit on sale of non current asset investments[b]	–	(2)	–

	10	3	–
Operating costs
Restructuring costs[c]	402	–	–
Property rationalisation costs[d]	–	64	68
Creation of Openreach and delivery of the Undertakings[e]	53	30	70
Write off of circuit inventory and other working capital balances[f]	74	65	–
Costs associated with settlement of open tax years[g]	–	10	–

	529	169	138

Finance income
Interest on settlement of open tax years[g]	–	(139)	–

Share of results of associates and joint ventures
Profit on disposal of associates and joint ventures[h]	(9)	(22)	(1)

Net specific items charge before tax	530	11	137

Tax credit in respect of settlement of open tax years[g]	(40)	(938)	–
Tax credit on re-measurement of deferred tax[i]	(154)	–	–
Tax credit on specific items	(149)	(41)	(41)

Net specific items charge (credit) after tax	187	(968)	96

a	The loss on disposal in the current and prior year relates primarily to the disposal of the group’s satellite broadcast service assets (2008: £10 million, 2007: £7 million, 2006: £nil).
b	In 2007 the group disposed of some non-core investments, resulting in a profit of £2 million (2008 and 2006: £nil).
c	In 2008 the group has incurred costs of £402 million (2007 and 2006: £nil) in respect of the group’s transformation and reorganisation activities. The costs mainly comprise manager leaver costs, property exit and transformation programme costs.
d	In 2007 and 2006 £nil the group incurred property rationalisation costs of £64 million and £68 million, respectively. No property rationalisation costs were incurred in 2008.
e	In 2008 a charge of £53 million (2007: £30 million, 2006: £70 million) was recognised for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings.
f	In 2008 the group recorded a charge of £74 million (2007: £65 million, 2006: £nil) as a result of the completion of the review of circuit inventory and other working capital balances, which commenced in 2007.
g	In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40 million and closes all open items in relation to the settlement reached in 2007. In 2007, the group agreed settlement of substantially all open UK tax matters relating to the ten tax years up to and including 2004/05 with HMRC. Specific items therefore include a net credit of £1,067 million, which represents those elements of the tax charges previously recognised that were in excess of the final agreed liability of £938 million; interest income of £139 million on the repayment; and operating costs of £10 million, representing the costs associated with reaching the agreement.
h	In 2008, the group recognised a profit on disposal of its interest in its associate, e-peopleserve. In 2007 the group disposed of 6% of its equity interest in Tech Mahindra Limited, an associate. The resulting profit on disposal was £22 million.
i	In 2008 a tax credit of £154 million has been recognised for the measurement of deferred tax balances for the change in the UK statutory corporation tax rate to 28%, effective in 2009.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	45

Back to Contents

5.  Finance expense and finance income

	2008	2007	2006
	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[a,b]	629	623	831
Interest on finance leases[a]	31	44	62
Interest on immediate and ultimate parent company borrowings[a]	63	14	6
Interest on other borrowings[a]	157	58	20
Unwinding of discount on provisions[a]	3	3	3
Net fair value loss on financial instruments in a fair value hedge[c]	–	–	–
Net foreign exchange loss on items in hedging relationships[d,e]	–	–	–
Fair value loss on derivatives not in a designated hedge relationship	41	4	8
Net loss on disposal of available-for-sale financial assets[f]	25	–	–
Interest on pension scheme liabilities	2,028	1,872	1,816

Total finance expense	2,977	2,618	2,746

a	Calculated using the effective interest method unless otherwise stated below.
b	Includes a net charge of £77 million (2007: £67 million, 2006: £41 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
c	Includes a net credit of £6 million (2007: net credit of £70 million, 2006: net charge of £71 million) relating to fair value movements arising on hedged items and a net charge of £6 million (2007: net charge of £70 million, 2006: net credit of £71 million) relating to fair value movements arising on derivatives designated as fair value hedges.
d	Includes a net charge of £373 million (2007: net credit of £420 million, 2006: net charge of £330 million) relating to foreign exchange movements on hedged loans and borrowings and a net credit of £373 million (2007: net charge of £420 million, 2006: net credit of £330 million) relating to fair value movements on derivatives recycled from the cash flow reserve.
e	Includes a loss of £2 million (2007 and 2006: £nil) recycled from the cash flow reserve arising on de-designation of derivatives from a hedge relationship.
f	Includes a credit of £6 million (2007 and 2006: £nil) recycled from the available-for-sale reserve.

	2008	2007	2006
	£m	£m	£m

Finance income
Income from listed investments
Net gain on held for trading investments	–	6	6
Interest on available-for-sale investments	–	1	38

Other interest and similar income
Interest on held for trading investments	–	39	31
Interest on available-for-sale investments	25	16	12
Interest on loans and receivables	40	17	84
Interest income on loan to parent company	1,184	994	993
Other interest and similar income[a]	–	139	–
Net gain for on disposal of available-for-sale financial asset[b]	–	–	27

Net foreign exchange on items in hedging relationships[c]	–	–	–

Expected return on pension scheme assets	2,448	2,292	2,070

Total finance income	3,697	3,504	3,261

Net finance income	720	886	515

a	2007 includes £139 million relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).
b	On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.
c	Includes a net charge of £nil (2007: net charge of £123 million, 2006: net credit of £85 million) relating to foreign exchange movements on hedged investments and a net credit of £nil (2007: net credit of £123 million, 2006: net charge of £85 million) relating to fair value movements on derivatives recycled from the cash flow reserve.

6.  Taxation

	2008	2007	2006
	£m	£m	£m

Analysis of taxation expense (credit) for the year
United Kingdom
Corporation tax at 30% (2007 and 2006: 30%)	554	552	702
Adjustments in respect of prior periods	18	(1,096)	(67)
Non UK taxation
Current	42	25	12
Adjustments in respect of prior periods	(88)	38	1

Total current tax expense (credit)	526	(481)	648

Deferred tax:
Origination and reversal of temporary differences	78	367	155
Adjustment in respect of prior periods	(26)	42	(11)

Total deferred tax expense	52	409	144

Total taxation expense (credit) in the income statement	578	(72)	792

46	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

6.  Taxation continued

Factors affecting taxation expense (credit)
The taxation expense (credit) on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2008		2007		2006
	£m	%	£m	%	£m	%

Profit before taxation	3,082		3,471		3,035

Notional taxation expense at UK rate of 30% (2007 and 2006: 30%)	925	30	1,041	30	911	30.0
Effects of:
Non deductible depreciation and amortisation	23	0.7	4	0.1	8	0.2
Non (taxable)/deductible non UK (profits) losses	(7)	(0.2)	9	0.3	29	1.0
Higher (lower) taxes on non UK profits	7	0.2	11	0.3	(1)	–
Lower taxes on gain on disposal of non-current
investments and group undertakings	–	–	(2)	(0.1)	–	–
Other deferred tax assets not recognised	(13)	(0.4)	–	–	(25)	(0.8)
Associates and joint ventures	(2)	(0.1)	(5)	(0.1)	(5)	(0.2)
Adjustments in respect of prior periods	(56)	(1.8)	(78)	(2.3)	(77)	(2.6)
Tax credit in respect of settlement of open tax years	(40)	(1.3)	(938)	(27.0)	–	–
Remeasurement of deferred tax balance at 28%	(154)	(5.0)	–	–	–	–
Other	(105)	(3.3)	(114)	(3.3)	(48)	(1.5)

Total taxation expense (credit) and effective tax rate	578	18.8	(72)	(2.1)	792	26.1

Specific items	343		979		41

Total taxation expense before specific items and effective tax rate on profit before specific items	921	25.5	907	26.1	833	26.3

	2008	2007	2006
	£m	£m	£m

Tax on items taken directly to equity
Current tax credit on exchange differences	(1)	–	–
Deferred tax expense (credit) relating to losses on cash flow hedges	29	62	(45)
Deferred tax expense relating to ineffective hedges	–	–	9
Deferred tax expense on actuarial gain relating to retirement benefit obligations	804	424	629

Total taxation on items taken to statement of recognised income and expense	832	486	593
Current tax credit relating to share based payments	(17)	(12)	–
Deferred tax expense (credit) relating to share based payments	62	(70)	(5)

Total taxation on items taken directly to equity[a]	877	404	588

a	2008 includes a £50 million expense arising from the re-measurement of deferred tax balances at 28%.

7.  Dividends

	2008	2007	2006

	£m	£m	£m

Dividends paid in the year
First interim dividend	300	375	751
Second interim dividend	2,000	1,233	1,437
Third interim dividend	425	722	365
Fourth interim dividend	1,820	–	–

	4,545	2,330	2,553

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	47

Back to Contents

8. Cash and cash equivalents

	2008	2007
	£m	£m

Cash at bank and in hand	715	551
Cash equivalents
Available for sale
Listed	8	10
Loans and receivables
UK deposits	671	221
European deposits	24	9

Total cash equivalents	703	240

Total cash and cash equivalents	1,418	791
Bank overdrafts	(261)	(51)

Cash and cash equivalents per the cash flow statement	1,157	740

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within bank overdrafts as at 31 March 2008 were balances of £256 million (2007: £49 million) which had a legally enforceable right of set off against cash balances of £101 million (2007: £100 million). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.
     The credit rating of counterparties with which cash and cash equivalents were held ranged from AAA to AA with Standard and Poor’s (S&P) and Aaa to Aa with Moody’s in both 2008 and 2007. The majority of cash and cash equivalents are fixed rate financial assets held for periods ranging from one day to three months.

9. Intangible assets

			Brands, customer
		Telecommunication	relationships	Computer [a]
	Goodwill	licences and other	and technology	software	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2006	543	206	106	1,784	2,639
Additions	–	–	–	807	807
Disposals and adjustments	–	(15)	–	(104)	(119)
Acquisitions through business combinations	296	4	12	12	324
Exchange differences	(20)	(10)	–	(12)	(42)

At 1 April 2007	819	185	118	2,487	3,609

Additions	–	–	–	826	826
Disposals and adjustments	(62)	36	62	(181)	(145)
Acquisitions through business combinations	297	6	54	2	359
Exchange differences	11	39	–	43	93

At 31 March 2008	1,065	266	234	3,177	4,742

Amortisation
At 1 April 2006		62	11	658	731
Charge for the year		11	13	360	384
Disposals and adjustments		(8)	–	(73)	(81)
Acquisitions through business combinations		1	–	7	8
Exchange differences		(7)	–	(10)	(17)

At 1 April 2007		59	24	942	1,025

Charge for the year		12	43	424	479
Disposals and adjustments		31	–	(164)	(133)
Acquisitions through business combinations		2	–	2	4
Exchange differences		17	–	32	49

At 31 March 2008		121	67	1,236	1,424

Carrying amount
At 31 March 2008	1,065	145	167	1,941	3,318

At 31 March 2007	819	126	94	1,545	2,584

a	Includes additions in 2008 of £720 million (2007: £741 million) in respect of internally developed computer software.

48	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

9.  Intangible assets continued

Impairments test of goodwill
The group performs an annual goodwill impairment test, based on cash generating units (CGUs). BT Global Services is a CGU. BT Retail comprises four CGUs; Consumer, Business, Enterprises and BT Ireland. These are the smallest identifiable groups of assets that generate cash inflows that have goodwill and are largely independent of the cash inflows from other groups of assets. The group has made a number of acquisitions in recent years, all of which have been fully integrated into the relevant line of business and CGU. The group’s reorganisation has not impacted the group’s CGUs or the allocation of goodwill.
     Goodwill is allocated to the group’s CGUs as follows:

	BT Retail

	BT Global Services	Consumer	Business	Enterprises	BT Ireland	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2006	488	–	–	39	16	543
Acquisition through business combinations	223	57	–	16	–	296
Exchange differences	(20)	–	–	–	–	(20)

At 1 April 2007	691	57	–	55	16	819
Acquisition through business combinations	250	13	34	–	–	297
Disposals and adjustments	(39)	(23)	–	–	–	(62)
Exchange differences	11	–	–	–	–	11

At 31 March 2008	913	47	34	55	16	1,065

The recoverable amount of each CGU is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a five year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the five year period have been extrapolated using an estimated terminal growth rate of 0%. This rate has been determined with regard to projected growth rates for the specific markets in which the CGUs participate and is not considered to exceed the long-term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital, adjusted for the different risk profile of the individual CGUs. The discount rates applied were 10% and 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	49

Back to Contents

10.  Property, plant and equipment

				Assets in course of construction
		Network infrastructure
	Land and buildings [a,b]	and equipment [b]	Other [c]		Total
	£m	£m	£m	£m

Cost
At 1 April 2006	1,120	35,911	2,188	895	40,114
Additions	19	296	210	1,936	2,461
Acquisition through business combinations	4	13	11	–	28
Transfers	57	1,767	9	(1,833)	–
Exchange differences	(10)	(107)	(20)	(4)	(141)
Disposals and adjustments	(75)	(1,031)	(178)	19	(1,265)

At 1 April 2007	1,115	36,849	2,220	1,013	41,197

Additions	18	250	225	2,031	2,524
Acquisition through business combinations	12	237	35	–	284
Transfers	39	1,794	2	(1,835)	–
Exchange differences	30	396	83	22	531
Disposals and adjustments	(5)	(409)	(371)	9	(776)

At 31 March 2008	1,209	39,117	2,194	1,240	43,760

Amortisation
At 1 April 2006	412	22,983	1,554	–	24,949
Charge for the year	49	2,307	180	–	2,536
Acquisition through business combinations	2	7	7	–	16
Exchange differences	(5)	(64)	(14)	–	(83)
Disposals and adjustments	(32)	(1,000)	(150)	–	(1,182)

At 1 April 2007	426	24,233	1,577	–	26,236

Charge for the year	55	2,127	228	–	2,410
Acquisition through business combinations	5	167	26	–	198
Exchange differences	18	281	70	–	369
Disposals and adjustments	(4)	(404)	(327)	–	(735)

At 31 March 2008	500	26,404	1,574	–	28,478

Carrying amount
At 31 March 2008	709	12,713	620	1,240	15,282
Engineering stores	–	–	–	25	25

Total at 31 March 2008	709	12,713	620	1,265	15,307

At 31 March 2007	689	12,616	643	1,013	14,961
Engineering stores	–	–	–	36	36

Total at 31 March 2007	689	12,616	643	1,049	14,997

	2008	2007
	£m	£m

a The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	265	254
Long leases (over 50 years unexpired)	125	131
Short leases	319	304

Total land and buildings	709	689

b	The carrying amount of the group’s property, plant and equipment includes an amount of £275 million (2007: £353 million) in respect of assets held under finance leases, comprising land and buildings of £80 million (2007: £83 million) and network infrastructure and equipment of £195 million (2007: £270 million). The depreciation charge on those assets for 2008 was £86 million (2007: £116 million), comprising land and buildings of £3 million (2007: £3 million) and network infrastructure and equipment of £83 million (2007: £113 million).
c	Other mainly comprises motor vehicles and computers.

50	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

10.  Property, plant and equipment continued

	2008	2007
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	33	61
Network infrastructure and equipment
Transmission equipment	1,117	1,209
Exchange equipment	83	118
Other network equipment	1,060	854
Other
Computers and office equipment	181	149
Motor vehicles and other	50	70

Total additions to property, plant and equipment	2,524	2,461
Decrease in engineering stores	(11)	(21)

Total additions	2,513	2,440

11.  Investments

	2008	2007
	£m	£m

Non current assets
Available-for-sale	36	76
Amounts due from group undertakings	–	157
Loans and receivables	16	13

	52	246

Current assets
Available-for-sale	439	267
Loans and receivables	1	3

	440	270

The majority of investments are floating rate financial assets held for periods ranging from one day to one year.

Available-for-sale
Current available-for-sale financial assets consist of liquidity fund deposits denominated in Sterling £335 million (2007: £197 million), Euro £81 million (2007: £48 million) and US dollars £23 million (2007: £22 million) which are immediately accessible to the group to manage liquidity. The credit ratings of counterparties with which available-for-sale investments were held were AAA in both 2008 and 2007. Non current available-for-sale assets include an investment in the shares of the ultimate parent company, BT Group plc, of £22 million (2007: £62 million). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.

Loans and receivables
Loans and receivable financial assets mainly consist of fixed term loans denominated in Sterling with a fixed coupon.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	51

Back to Contents

12.  Associates and joint ventures

		Joint	2008		Joint	2007
	Associates	ventures	Total	Associates	ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	28	5	33	16	3	19
Current assets	129	4	133	74	6	80
Current liabilities	(78)	(3)	(81)	(29)	(3)	(32)

Share of net assets	79	6	85	61	6	67

Revenue	172	17	189	137	14	151
Expenses	(173)	(23)	(196)	(113)	(21)	(134)
Taxation	(4)	–	(4)	(2)	–	(2)

Share of post tax profit (loss)	(5)	(6)	(11)	22	(7)	15

	Associates	Joint ventures	Total
	£m	£m	£m

At 1 April 2006	45	3	48
Share of post tax (loss)	22	(7)	15
Dividends received	(5)	(1)	(6)
Acquisitions	3	4	7
Disposals	(1)	–	(1)
Exchange differences and other	(3)	7	4

At 1 April 2007	61	6	67

Share of post tax profit loss	(5)	(6)	(11)
Dividends received	(1)	(1)	(2)
Acquisitions	12	–	12
Disposals	(1)	(1)	(2)
Exchange differences and other	13	8	21

At 31 March 2008	79	6	85

At 31 March 2008, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £378 million (2007: £702 million). During 2007, the group disposed of 6% of its equity interest in its associate Tech Mahindra Limited, resulting in a profit on disposal of £22 million.
     Details of the group’s principal associate at 31 March 2008 are set out on page 93.

13.  Trade and other receivables

	2008	2007
Trade and other receivables	£m	£m

Current
Trade receivables	1,828	1,592
Amounts owed by ultimate parent company	8	8
Amounts owed by parent company	18,854	18,734
Prepayments	980	922
Accrued income	1,334	1,284
Other receivables	277	275

	23,281	22,815

52	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

13.  Trade and other receivables continued

Trade receivables are stated after deducting allowances for doubtful debts as follows:

	2008	2007
	£m	£m

At 1 April	280	315
Amounts charged to the income statement	114	117
Utilised in the year	(211)	(147)
Aquisition	7	–
Exchange differences	19	(5)

At 31 March	209	280

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category. Historical loss experience allowances are calculated by line of business to reflect the specific nature of customers relevant to that line of business.

Trade receivables which are not impaired are due as follows:

			Past due and not specifically impaired:

		Trade
		receivables
		specifically
		impaired net of	Between 0 and	Between 3 and	Between 6 and
	Not past due	provision	3 months	6 months	12 months	Over 12 months	Total
	£m	£m	£m	£m	£m	£m	£m

2008	1,065	3	571	63	73	53	1,828
2007	963	1	502	63	42	21	1,592

Gross trade receivables which have been specifically impaired amounted to £68 million (2007: £50 million)

Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each segment is provided in note 1.

	2008	2007
Trade receivables not past due	£m	£m

BT Global Services	768	608
BT Retail	224	299
BT Wholesale	68	50
Other	5	6

Total trade receivables not past due	1,065	963

	2008	2007
Accrued income	£m	£m

BT Global Services	791	641
BT Retail	309	360
BT Wholesale	176	226
Openreach	42	53
Other	16	4

Total accrued income	1,334	1,284

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £29 million (2007: £35 million).

	2008	2007
	£m	£m

Non current
Other assets[a]	854	523

a	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	53

Back to Contents

14.  Loans and other borrowings

	2008	2007
	£m	£m

Sterling 6.375% bonds 2037[b]	521	–
US dollar 9.125% (2007: 9.125%) notes 2030 (minimum 8.625%a)[b]	1,380	1,398
Sterling 5.75% bonds 2028	608	608
Sterling 3.5% indexed linked notes 2025	315	301
Sterling 8.625% bonds 2020	298	297
US dollar 5.95% bonds 2018[b]	563	–
Sterling 6.625% bonds 2017[b]	524	–
Sterling 8.0% (2007: 8.0%) notes 2016 (minimum 7.5%a)	712	712
Euro 5.25% bonds 2014[b]	622	–
Euro 5.25% bonds 2013[b]	812	–
US dollar 5.15% bonds 2013[b]	434	–
Euro 7.375% (2007: 7.375%) notes 2011 (minimum 6.875%a)[b]	903	768
US dollar 8.625% (2007: 8.625%) notes 2010 (minimum 8.125%a)[b]	1,496	1,515
US dollar 8.765% bonds 2009[c]	110	108
US dollar 7% notes 2007[c]	–	542

Total listed bonds, debentures and notes	9,298	6,249

Finance leases	320	567

Commercial paper[b,d]	107	794
Sterling 6.35% bank loan due 2012	312	–
Sterling 10.4% bank loan due 2009	140	147
Sterling floating rate note 2008-2009 (average effective interest rate 5.2% (2007: 4.3%))	36	42
Sterling floating rate loan 2008-2009 (average effective interest rate 6.7% (2007: 5.5%))	402	724
Sterling floating rate loan 2008 (average effective interest rate 6.3%)	351	–
Sterling floating rate loan 2008 (average effective interest rate 6.4%)	100	–
Other loans 2008-2012	15	16
Bank overdrafts (of which £256 million (2007: £49 million) had a legally enforceable right of set off – see note 8)	261	51
Amounts due to ultimate parent company[e]	996	137
Amounts due to parent company[f]	304	153

Total other loans and borrowings	3,024	2,064

Total loans and other borrowings	12,642	8,880

a	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.
b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in Sterling £nil (2007: £25 million), and Euro £107 million (2007: £769 million).
e	Amounts due to ultimate parent company are denominated in Sterling and incur a floating rate of interest based on LIBOR.
f	Amounts due to parent company include loans denominated in Euros of £299 million (£148 million) and incur a floating rate of interest based on EURIBOR.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.

	2008	2007	2008	2007

			Repayment of outstanding
	Minimum lease payments		lease obligations
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	35	329	19	303
In the second to fifth years inclusive	127	123	63	56
After five years	450	415	238	208

	612	867	320	567
Less: future finance charges	(292)	(300)	–	–

Total finance lease obligations	320	567	320	567

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

54	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

15.  Derivative financial instruments

	2008		2007

	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	1	207	15	234
Other interest rate swaps	25	239	11	240
Cross currency swaps – cash flow hedge	340	605	10	755
Cross currency swaps – fair value hedge	–	20	–	78
Forward foreign exchange contracts – cash flow hedge	20	1	16	3
Other forward foreign exchange contracts	1	–	–	–

	387	1,072	52	1,310

Analysed as:
Current	77	267	27	318
Non current	310	805	25	992

	387	1,072	52	1,310

The credit rating of counterparties with which derivatives assets are held ranged from AAA to A with Standard and Poor’s (S&P) and Aaa to A with Moody’s in the 2008 financial year (2007: AA to A with S&P and Aa to A with Moody’s).
     Details of hedges in which the derivative financial instruments are utilised are disclosed in note 32.

16.  Trade and other payables

	2008	2007
	£m	£m

Current
Trade payables	4,402	3,717
Amounts owed to parent company	317	290
Other taxation and social security	542	473
Other payables	670	861
Accrued expenses	577	519
Deferred income	1,214	1,071

	7,722	6,931

	2008	2007
	£m	£m

Non current
Other payables	636	553
Deferred income	71	37

	707	590

Non current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

17. Provisions
	Property		Other
	provisions	[a,d]	provisions	[b]	Total
	£m		£m		£m

At 1 April 2007	240		130		370
Charged to the income statement[c]	24		63		87
Unwind of discount	3		–		3
Acquisitions	–		3		3
Utilised in the year	(57)		(61)		(118)
Exchange differences	–		1		1

At 31 March 2008	210		136		346

Provisions have been analysed between current and non current as follows:
	2008	2007
	£m	£m

Analysed as:
Current	81	100
Non current	265	270

	346	370

a	Property provisions mainly comprise the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 24 years.
b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and deliver the Undertakings, which will be utilised over three years.
c	Includes specific items of £nil (2007: £64 million) for property rationalisation costs and £53 million (2007: £30 million) relating to the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and meet the requirements of the Undertakings, see note 4.
d	Provisions classified as financial liabilities amounted to £127 million (2007: £146 million) and relate to leasehold property provisions.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	55

Back to Contents

18.  Deferred taxation

			Share
	Excess capital	Retirement benefit	based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m

As at 1 April 2006	1,952	(764)	(25)	(422)	741
Charge (credit) to income statement	144	223	(33)	75	409
Charge (credit) to equity	–	424	(70)	62	416

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

As at 1 April 2006
Deferred tax asset	–	(117)	–	–	(117)
Deferred tax liability	2,096	–	(128)	(285)	1,683

At 31 March 2007	2,096	(117)	(128)	(285)	1,566

Charge to the income statement (except impact of change in tax rate)	10	121	11	64	206
Charge to equity (except impact of change in tax rate)	–	768	57	20	845
Impact of change in tax rate	(137)	6	9	18	(104)

At 31 March 2008	1,969	778	(51)	(183)	2,513

Deferred tax asset	–	–	–	–	–
Deferred tax liability	1,969	778	(51)	(183)	2,513

At 31 March 2008	1,969	778	(51)	(183)	2,513

At 31 March 2008, £nil million (2007: £117 million) of the deferred tax asset of £nil million (2007: £117 million) is expected to be recovered after more than twelve months. At 31 March 2008, £2,513 million (2007: £1,683 million) of the deferred tax liability of £2,513 million (2007: £1,683 million) is expected to be settled after more than twelve months.
     A number of changes to the UK corporation tax system were announced in the March 2007 Budget statement which have been enacted in the 2007 and 2008 Finance Acts. The 2007 financial statements were not impacted as the changes had not been substantively enacted at the balance sheet date. The effect of the change has been to reduce the value of the deferred tax liability recognised at 1 April 2007 by £104 million. This comprises a credit of £154 million which has been recognised in the income statement as a specific item and a charge of £50 million which has been recognised in equity. The decrease in deferred tax is due to the reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008.
     At 31 March 2008 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £23.3 billion (2007: £21.1 billion). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2008
Territory	£m	Expiry of losses

Restricted losses:
Americas	310	2013 – 2028
Europe	1,788	2008 – 2023

Total restricted losses	2,098

Unrestricted losses:
Operating losses	2,747	No expiry
Capital losses	17,562	No expiry
Other	940	No expiry

Total unrestricted losses	21,249

Total	23,347

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £10.6 billion (2007: £9.3 billion). No deferred tax liabilities have been recognised in respect of those unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

56	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

19.  Minority interests

	2008	2007
	£m	£m

At 1 April	34	52
Share of profits	1	2
Disposal	(23)	(15)
Acquisitions through business combination	7	–
Minority share of dividends paid	–	(3)
Exchange differences	3	(2)

At 31 March	22	34

20. Reconciliation of movements in equity

	2008	2007	2006
	£m	£m	£m

Total equity at 1 April	22,364	20,080	19,186
Transition to IAS 32 and IAS 39	–	–	(204)
Profit for the year	2,503	3,541	2,242
Dividends	(4,545)	(2,330)	(2,553)
Share based payments	55	71	65
Exchange differences on translation	194	(156)	11
Actuarial gains	2,621	1,409	2,122
Net fair value movements on cash flow hedges	163	163	(200)
Net movements on available-for-sale assets	(14)	8	(3)
Tax on items taken directly to equity	(877)	(404)	(588)
Minority interest	(12)	(18)	2
Other	–	–	–

Net movement in equity	88	2,284	894

Total equity at 31 March	22,452	22,364	20,080

21.  Share capital

	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 1 April 2007 and 31 March 2008	2,172		8,000

a	The authorised share capital of the company throughout the years ended 31 March 2008 and 31 March 2007 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each. The allotted called up and fully paid share capital of the company was £2,172 million at 31 March 2008 (2007: £2,172 million) representing 8,689,755,905 ordinary shares (2007: 8,689,755,905 ordinary shares).
b	The share premium account, representing the premium on allotment of shares, is not available for distribution.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	57

Back to Contents

22.  Other reserves

				Merger		Total
	Cash flow	Available-for-	Translation	and other		other
	reserve [a]	sale reserve [b]	reserve [c]	reserves	[d]	reserves
	£m	£m	£m	£m		£m

At 31 March 2005	–	–	12	858		870
Transition to IAS 32 and IAS 39[e]	77	5	–	–		82

At 1 April 2005	77	5	12	858		952
Exchange differences	–	–	40	–		40
Net fair value gains on cash flow hedges	4	–	–	–		4
Gains on available-for-sale investments	–	32	–	–		32
Fair value loss on net investment hedge	–	–	(20)	–		(20)
Recognised in income and expense in the year	(204)	(35)	(9)	–		(248)
Tax on items taken directly to equity	45	–	–	–		45

At 1 April 2006	(78)	2	23	858		805
Exchange differences	–	–	(156)	–		(156)
Net fair value losses on cash flow hedges	(201)	–	–	–		(201)
Gain on available-for-sale assets	–	9	–	–		9
Recognised in income and expense in the year	364	(1)	–	–		363
Tax on items taken directly to equity	(62)	–	–	–		(62)

At 1 April 2007	23	10	(133)	858		758
Exchange differences	–	–	194	–		194
Net fair value gain on cash flow hedges	446	–	–	–		446
Loss on available-for-sale assets	–	(8)	–	–		(8)
Recognised in income and expense in the year	(294)	(6)	–	–		(300)
Reclassified and reported in non current assets	11	–	–	–		11
Tax on items taken directly to equity	(29)	–	–	–		(29)

At 31 March 2008	157	(4)	61	858		1,072

a	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
b	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross loss in the period amounted to £8 million (2007: gain £9 million).
c	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
d	The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior ultimate parent company, BT Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.
e	The total impact on reserves of the IAS 32 and the IAS 39 transitional adjustment is a charge of £204 million.

23.  Retained earnings

	2008	2007	2006
	£m	£m	£m

At 1 April	11,400	9,051	7,808
Profit for the year	2,503	3,541	2,242
Share based payment	55	71	65
Dividends	(4,545)	(2,330)	(2,553)
Actuarial gain	2,621	1,409	2,122
Tax on items taken directly to equity	(848)	(342)	(633)

At 31 March	11,186	11,400	9,051

58	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

24.  Related party transactions
Amounts paid to the group’s retirement benefit schemes are set out in note 27. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed. Amounts owed by the parent company, BT Group Investments Limited, and by the ultimate parent company, BT Group plc, are disclosed in note 13. Amounts owed to the parent company and the ultimate parent company are disclosed in note 16. Interest income and expense on these loans are disclosed in note 5. The company holds ordinary shares in the ultimate parent company, disclosed in note 11. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
     Key management personnel are deemed to be the members of the Operating Committee. Of the five members of the Operating Committee, four are members of the Board of the ultimate parent company. It is the Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2008	2007	2006
	£m	£m	£m

Salaries and short-term benefits	7.0	6.5	5.8
Post employment benefits	1.0	1.4	1.9
Share based payments	5.0	3.2	2.6

	13.0	11.1	10.3

During 2008, the group purchased services in the normal course of business and on an arm’s length basis from its associate, Tech Mahindra Limited. The net value of services purchased was £305 million (2007: £178 million, 2006: £105 million) and the amount outstanding and payable for services at 31 March 2008 was £125 million (2007: £97 million, 2006: £59 million). In addition, a cash payment of £55 million was received during 2008, representing income of £28 million and a prepayment of £27 million.

25.  Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was:

	2008	2007
	£m	£m

Property, plant and equipment	639	647
Software	101	132

Total	740	779

Future minimum operating lease payments for the group were as follows:
	2008	2007
	£m	£m

Payable in the year ending 31 March:
2008	–	479
2009	469	449
2010	453	433
2011	432	421
2012	408	408
2013	388	395
Thereafter	6,592	6,734

Total future minimum operating lease payments	8,742	9,319

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 24 years (2007: 25 years) and rentals are fixed for an average of 24 years (2007: 25 years).
     At 31 March 2008, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
    The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum exposure is US$72 million (2007: US$82 million), approximately £36 million (2007: £39 million) as at 31 March 2008, although this could increase by a further US$402 million (2007: US$404 million), approximately £202 million (2007: £205 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (Universal mobile telecommunications system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty roles on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed but we continue to believe that any allegation of state aid is groundless and that the appeal will not succeed.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	59

Back to Contents

26.  Acquisitions

	BT Global Services

	Comsat International	Other	BT Retail	Total
Year ended 31 March 2008	£m	£m	£m	£m

Fair value of consideration	130	230	71	431
Less: fair value of net assets acquired	57	53	24	134

Goodwill arising	73	177	47	297

Consideration:
Cash	125	179	63	367
Deferred consideration	5	51	8	64

Total	130	230	71	431

The outflow of cash and cash equivalents is as follows:
Cash consideration	125	179	63	367
Less: cash acquired	3	13	3	19

	122	166	60	348

	BT Global Services

	INS	Other	BT Retail	Total
Year ended 31 March 2007	£m	£m	£m	£m

Fair value of consideration	133	103	107	343
Less: fair value of net assets acquired	36	31	53	120

Goodwill arising	97	72	54	223

Consideration:
Cash	131	53	105	289
Deferred consideration	2	50	2	54

Total	133	103	107	343

The outflow of cash and cash equivalents is as follows:
Cash consideration	131	53	105	289
Less: cash acquired	2	3	16	21

	129	50	89	268

Year ended 31 March 2008
BT Global Services
Comsat International
On 14 June 2007, the group acquired Comsat International Inc (Comsat International) through the purchase of 100% of the issued share capital of its parent company, CI Holding Corporation. The total purchase consideration was £130 million, including £5 million deferred, contingent consideration. The net assets acquired in the transaction and the goodwill arising are as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	11	11
Property, plant and equipment	70	1	71
Other non current assets	4	–	4
Receivables	31	–	31
Cash and cash equivalents	3	–	3
Payables	(58)	(5)	(63)

Net assets acquired	50	7	57

Goodwill			73

Total consideration			130

Intangible assets recognised in respect of Comsat International comprise customer relationships and a brand. Goodwill represents Comsat’s geographic presence and capabilities, as well as the assembled workforce. The fair value adjustments relating to Comsat International were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, Comsat International has contributed revenue of £82 million and a net profit of £2 million to the group’s results. If the acquisition had occurred on 1 April 2007, the group’s revenue would have been higher by £20 million and profit for the year would have been higher by £1 million.

60	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

26.  Acquisitions continued

Other
During the year, the group has acquired a number of smaller subsidiary undertakings that now form part of BT Global Services. These acquisitions include principally, Frontline Technologies Corporation Limited, i2i Enterprise Private Limited and I.NET SpA (I.NET). The total purchase consideration paid for these subsidiaries was £230 million, including £51 million deferred, contingent consideration. The group acquired 100% of each company, with the exception of I.NET where the group increased its holding by 25% to 90% of the issued share capital in the year. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	4	20	24
Property, plant and equipment	13	(2)	11
Associates and joint ventures	12	–	12
Receivables	80	–	80
Cash and cash equivalents	13	–	13
Payables	(103)	–	(103)
Minority interest	16	–	16

Net assets acquired	35	18	53

Goodwill			177

Total consideration			230

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brands and proprietary technology. Goodwill principally represents the geographical presence and capabilities of the acquired companies, as well as the assembled workforce and anticipated synergies. The fair value adjustments in respect of these acquisitions were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, these acquisitions have contributed revenue of £74 million and a net profit of £2 million to the group’s results. If the acquisitions had occurred on 1 April 2007, the group’s revenue would have been higher by £165 million and profit for the year would have been higher by £6 million.

BT Retail
During the year, the group has acquired a number of smaller subsidiary undertakings that now form part of BT Retail. These acquisitions include principally, Lynx Technology Holdings Limited, Basilica Group Limited and Brightview plc. The total purchase consideration paid for these subsidiaries was £71 million, including £8 million deferred, contingent consideration. The group acquired 100% of each company.

The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	23	23
Property, plant and equipment	4	–	4
Receivables	22	(1)	21
Cash and cash equivalents	3	–	3
Payables	(25)	(2)	(27)

Net assets acquired	4	20	24

Goodwill			47

Total consideration			71

Intangible assets recognised in respect of these acquisitions comprise customer relationships and brand names. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce. The fair value adjustments in respect of these acquisitions were provisional at 31 March 2008 and will be finalised in 2009.
     From the date of acquisition, these acquisitions have contributed revenue of £89 million and a net loss of £1 million to the group’s results. If the acquisitions had occurred on 1 April 2007, the group’s revenue would have been higher by £63 million and profit for the year would have been higher by £1 million.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	61

Back to Contents

26.  Acquisitions continued

Year ended 31 March 2007

BT Global Services
International Network Services
On 25 February 2007, BT acquired 100% of the issued share capital of International Network Services Inc (INS) for a total consideration of £133 million. At 31 March 2007, the fair value of INS’ net assets were determined on a provisional basis. During 2008 the determination of fair value has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The net assets acquired in the transaction and the goodwill arising were as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	3	24	27
Property, plant and equipment	1	–	1
Receivables	18	–	18
Cash and cash equivalents	2	–	2
Payables	(12)	–	(12)

Net assets acquired	12	24	36

Goodwill			97

Total consideration			133

Intangible assets recognised in respect of the acquisition of INS are customer relationships and proprietary software and technology. Goodwill comprises principally anticipated synergies and cost savings, and the assembled workforce, together with ancticipated benefits to the group of INS’ internal processes and procedures.

Other
During 2007, the group acquired a number of smaller subsidiary undertakings that now form part of BT Global Services. These acquisitions include principally Counterpane LLC and I3IT Limited. The total purchase consideration paid for these subsidiaries was £103 million, including £50 million deferred, contingent consideration. The group acquired 100% of each company, with the exception of I.NET where the group increased its holding by 14% to 65% of the issued share capital.
     At 31 March 2007, the fair value of Counterpane LLC’s net assets were determined on a provisional basis. During 2008, the determination of fair value has been finalised and an adjustment has been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value	Book and
	value	adjustments	fair value
	£m	£m	£m

Intangible assets	–	15	15
Receivables	9	–	9
Cash and cash equivalents	3	–	3
Payables	(8)	–	(8)
Minority interest	12	–	12

Net assets acquired	16	15	31

Goodwill			72

Total consideration			103

Intangible assets recognised in respect of these acquisitions comprise principally proprietary technology. Goodwill in respect of these acquisitions comprises principally anticipated synergies, together with the value of the assembled workforce.

62	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

26.  Acquisitions continued

BT Retail
During 2007, the group acquired PlusNet plc and dabs.com, both of which form part of BT Retail. The total purchase consideration paid for these subsidiaries was £107 million, including £2 million deferred, contingent consideration. The group acquired 100% each company. At 31 March 2007, the fair value of PlusNet’s net assets were determined on a provisional basis. During the current financial year, the determination of fair value has been finalised and an adjustment has been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group. The combined net assets acquired in these transactions and the goodwill arising is as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	5	30	35
Property, plant and equipment	11	(1)	10
Inventory	5	–	5
Receivables	13	–	13
Cash and cash equivalents	15	–	15
Payables	(25)	–	(25)

Net assets acquired	24	29	53

Goodwill			54

Total consideration			107

Intangible assets recognised in respect of these transactions comprise principally customer relationships, brand names and proprietary technology. Goodwill in respect of these acquisitions comprises principally anticipated cost savings and synergies and the value of the assembled workforce.

27.  Retirement benefit plans
Background
The group offers retirement benefit schemes to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension cost of the group for the year included within staff costs was £626 million (2007: £643 million, 2006: £603 million).

Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based on a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £37 million (2007: £28 million, 2006: £19 million) and £3 million (2007: £3 million, 2006: £2 million) of contributions were outstanding at 31 March 2008.

Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions including the Chairman of the Trustees. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.

Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the period in which they occur in the statement of recognised income and expense.

The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2008 are as follows:

	Real rates (per annum)						Nominal rates (per annum)

	2008		2007		2006		2008		2007		2006
	%		%		%		%		%

Rate used to discount liabilities	3.24		2.28		2.19		6.85		5.35		5.00
Average future increases in wages and salaries	0.75	[a]	0.75	[a]	0.75	[a]	4.28	[a]	3.77	[a]	3.52	[a]
Average increase in pensions in payment and deferred pensions	–		–		–		3.50		3.00		2.75
Inflation – average increase in retail price index	–		–		–		3.50		3.00		2.75

a	There is a short-term reduction in the real salary growth assumption to 0.5% for the first three years.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	63

Back to Contents

27.  Retirement benefit plans continued

The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2008	2007
	Number of years	Number of years

Male in lower pay bracket	22.8	22.6
Male in higher pay bracket	25.2	25.0
Female	25.7	25.6
Future improvement every 10 years	1.0	1.0

Amounts recognised in respect of defined benefit schemes
The net pension asset (obligation) is set out below:

	2008			2007

		Present value	Asset		Present value	Asset
	Assets	of liabilities	(obligation)	Assets	of liabilities	(obligation)
	£m	£m	£m	£m	£m	£m

BTPS	37,331	(34,444)	2,887	38,287	(38,580)	(293)
Other schemes	117	(225)	(108)	103	(199)	(96)

	37,448	(34,669)	2,779	38,390	(38,779)	(389)
Deferred tax (liability) asset at 28% (2007: 30%)			(778)			117

Net pension obligation			2,001			(272)

Amounts recognised in the income statement on the basis of the above assumptions in respect of the defined benefit pension asset (obligation) are as follows:

	2008	2007	2006
	£m	£m	£m

Current service cost (including defined contribution schemes)	626	643	603

Total operating charge	626	643	603
Expected return on pension scheme assets	(2,448)	(2,292)	(2,070)
Interest on pension scheme liabilities	2,028	1,872	1,816

Net finance income	(420)	(420)	(254)

Total amount charged to the income statement	206	223	349

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2008	2007	2006
	£m	£m	£m

Actuarial gains and losses recognised in the year	2,621	1,409	2,122
Cumulative actuarial gains and losses	6,446	3,825	2,416
Actual return on plan assets	(124)	3,285	6,925

Changes in the present value of the defined benefit pension obligation are as follows:

	2008	2007
	£m	£m

Opening defined benefit pension obligation	(38,779)	(38,187)
Service cost	(576)	(600)
Interest expense	(2,028)	(1,872)
Contributions by employees	(19)	(18)
Actuarial gain	5,193	416
Benefits paid	1,559	1,477
Exchange differences	(19)	5

Closing defined benefit pension obligation	(34,669)	(38,779)

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain.

64	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

27.  Retirement benefit plans continued

Changes in the fair value of plan assets are as follows:
	2008	2007
	£m	£m

Opening fair value of plan assets	38,390	35,640
Expected return	2,448	2,292
Actuarial (loss) gain	(2,572)	993
Regular contributions by employer	388	406
Deficiency contributions by employer	320	520
Contributions by employees	19	18
Benefits paid	(1,559)	(1,477)
Exchange differences	14	(2)

Closing fair value of plan assets	37,448	38,390

The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2008, the UK equities included 10 million (2007: 14 million) ordinary shares of BT Group plc with a market value of £22 million (2007: £43 million). The group occupies two properties owned by the BTPS scheme on which an annual rental of £0.1 million is payable (2007: £0.1 million).

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2008				2007

	Expected long-				Expected long-
	term rate of				term rate of
	return				return
	(per annum)	Asset fair value		Target	(per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	8.5	6.2	17	23	7.4	9.8	26	23
Non-UK equities	8.5	10.5	28	28	7.4	11.2	29	28
Fixed-interest securities	5.7	7.1	19	15	4.7	6.5	17	15
Index-linked securities	4.6	3.6	10	10	4.4	3.3	9	10
Property	7.0	5.2	14	13	5.8	4.7	12	13
Alternative assets	7.2	2.9	8	11	7.4	2.0	5	11
Cash and other	5.0	1.8	4	–	4.8	0.8	2	–

	7.1	37.3	100	100	6.4	38.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns. Alternative asset classes include commodities and hedge funds. During the year the short-term de-risking activities have hedged the downside risks associated with the scheme’s equity exposure and reduced the short-term economic exposure to equities to 39%. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.

The history of experience gains and losses are as follows:
	2008	2007	2006	2005
	£m	£m	£m	£m

Present value of defined benefit obligation	34,669	38,779	38,187	34,435
Less: Fair value of plan assets	37,448	38,390	35,640	29,628

Net pension asset (obligation)	2,779	(389)	(2,547)	(4,807)
Experience adjustment on defined benefit obligation – (loss) gain	(22)	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.1%	0.5%	1.4%	1.3%
Experience adjustment on plan assets – (loss) gain	(2,572)	993	4,855	1,664
Percentage of the plan assets	6.9%	2.6%	13.6%	5.6%

The group expects to contribute approximately £393 million to the BTPS in 2009. No deficiency contributions are due in 2009.

Sensitivity analysis of the principal assumptions used to measure the BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions.

Impact on liability
Decrease (increase)
£bn

0.25 percentage point increase to:
– discount rate	1.2
– salary increases	(0.3)
Additional 1.0 year increase to life expectancy	(1.4)

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	65

Back to Contents

27. Retirement benefit plans continued

Funding valuation and future funding obligations
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December as this is the financial year end of the BTPS.
The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2005	2002		1999	2005	2002		1999
	valuation	valuation		valuation	valuation	valuation		valuation
	%	%		%	%	%		%

Discount rate
Pre retirement liabilities	3.06				5.84
Post retirement liabilities	1.79				4.54
Return on existing assets, relative to market
values		4.52		2.38		7.13		5.45
(after allowing for an annual
increase in dividends of)		1.00		1.00		3.53		4.03
Return on future investments		4.00		4.00		6.60		7.12
Average increase in retail price index	–	–		–	2.70	2.50		3.00
Average future increases in wages and salaries	0.75	1.5	[a]	1.75	3.47	4.04	[a]	4.80
Average increase in pensions	–	–		–	2.70	2.50		3.00

a	There is a short–term reduction in the real salary growth assumption to 1.25% for the first three years.

At 31 December 2005, the assets of the BTPS had a market value of £34.4 billion (2002: £22.8 billion) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4 billion compared with £2.1 billion at 31 December 2002. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis the scheme would have been in surplus. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid. In the three years ended 31 December 2005, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Following the valuation, the ordinary contributions rate increased to 19.5% of pensionable salaries (including employee contributions of 6%) from 18.2% with effect from 1 January 2007. In 2008, the group made regular contributions of £380 million (2007: £402 million). In addition, the group agreed to make deficiency payments equivalent to £280 million per annum for ten years. The first three years’ instalments have been paid up front; £520 million was paid in 2007 and £320 million was paid in 2008. Subsequently, annual payments of £280 million will be made, with the next payment due in December 2009. This compared to annual deficiency payments of £232 million that were determined under the 2002 funding valuation.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
     Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of ten years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

66	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

28.  Directors’ emoluments and pensions
For the year ended 31 March 2008 the aggregate emoluments of the directors was £5,052,000 (2007: £5,475,000). This includes deferred bonuses of £1,877,000 (2007: £1,889,000) which have been awarded and are payable in 5p ordinary shares of BT Group plc in three years time subject to continuous employment.
     Retirement benefits were accruing to one director (2007: two) under a defined benefit pension scheme.
     During the year one director exercised options (2007: one) under BT Group share option plans. Four directors who held office for the whole or part of the year (2007: four) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £1,623,000.
     The emoluments of the highest paid director were £3,350,000 (2007: £3,226,000). He is entitled to receive 2,138,932 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met. He did not exercise any share options.
     Included in the above aggregate emoluments are those of Ben Verwaayen and Hanif Lalani, who are also directors of the ultimate parent company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

29. Employees

		2008		2007			2006

	Year end	Average	Year end	Average		Year end	Average
	000	000	000	000		000	000

Number of employees in the group:
UK	91.3	93.0	92.8	92.4		92.7	91.5
Non-UK	20.0	15.3	13.4	12.8		11.7	11.5

Total employees	111.3	108.3	106.2	105.2		104.4	103.0

		2008		2007	[a]		2006	[a]

	Year end	Average	Year end	Average		Year end	Average
	000	000	000	000		000	000

Number of employees in the group:
BT Global Services	32.5	30.1	29.6	28.9		28.7	28.5
BT Retail	21.1	20.7	20.3	20.3		20.1	19.7
BT Wholesale	2.9	3.1	3.4	3.7		4.2	4.2
Openreach	33.6	33.8	33.3	32.1		30.5	30.0
Other	21.2	20.6	19.6	20.2		20.9	20.6

Total employees	111.3	108.3	106.2	105.2		104.4	103.0

a	Restated to reflect the reorganisation of the group.

30.  Share based payments
The total charge recognised in 2008 in respect of share based payments was £73 million (2007: £93 million, 2006: £76 million). The total fair value to be recognised over the vesting period of share options and awards granted in 2008 was £104 million (2007: £92 million, 2006: £105 million).
     The ultimate parent company, BT Group plc, has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2008	2007	2006
	£m	£m	£m

Employee Sharesave Plan	29	25	21
Allshare	2	26	21
Employee Stock Purchase Plan	1	1	1
Incentive Share Plan	26	18	9
Deferred Bonus Plan	12	13	6
Retention Share Plan	3	3	2
GSOP and GLOP	–	7	16

	73	93	76

Share Options
BT Group Employee Sharesave plans
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	67

Back to Contents

30.  Share based payments continued

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period of, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment. From 15 May 2007 to 31 March 2008 1,596,480 shares (159,648 ADSs) have been transferred to participants out of treasury shares under the ESPP (from 15 May 2006 to 15 May 2007 2,070,190 shares (207,019 ADSs); from 15 May 2005 to 15 May 2006 1,750,560 shares (175,056 ADS’s)). The fifth offer was launched in December 2006, with an Initial Base Option Price of US$46.00 and ended on 31 March 2008.

The following are legacy option plans which are no longer operated by the ultimate parent company.

BT Group Global Share Option Plan (GSOP)
The options granted in previous years were exercisable on the third anniversary of the date of grant, subject to continued employment and meeting corporate performance targets. Options must be exercised within seven years of the vesting date.

BT Group Legacy Option Plan (GLOP)
On the demerger of 02, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan. The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of 02 in November 2001, and is therefore outside the scope of IFRS 2. The options were exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant. Options must be exercised within seven years of the vesting date.

Share Plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     In accordance with the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan that has been in operation since December 2001. It allows BT employees to buy shares with contributions of up to £1,500 per tax year a gross of pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (allshare). During 2008, 5.4 million directshare shares (2007: 5.3 million directshare shares), were purchased by the Trustee of the ESIP on behalf of 19,603 (2007: 15,445) employees at a total cost of £15.8 million (2007: £14.2 million). A further 1.4 million shares (2007: 1.0 million shares) were purchased by the Trustee by dividend reinvestment on behalf of 22,136 (2007: 18,789) allshare and directshare employee participants.
     During 2008, allshare was replaced by free BT Total Broadband Option 3 for all BT employees in the UK. Employees outside the UK continue to receive awards of shares where practicable, otherwise they will receive awards equivalent to the value of free shares.

68	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

30.  Share based payments continued

Share option plans
Activity relating to share options during 2008, 2007 and 2006 are shown below.

	Employee Sharesave						GSOP and GLOP

	2008		2007		2006		2008		2007		2006
Movement in the number of share options:	millions		millions		millions		millions		millions		millions

Outstanding number at the beginning of the year	272		279		262		103		187		206
Granted	54		49		59		–		–		–
Forfeited	(15)		(12)		(20)		(10)		(9)		(16)
Exercised	(28)		(42)		(2)		(14)		(20)		(3)
Expired or lapsed	(2)		(2)		(20)		(33)		(55)		–

Outstanding at the end of the year	281		272		279		46		103		187

Exercisable at the end of the year	2		2		–		46		48		57

Weighted average exercise price:

Outstanding at the beginning of the year	165	p	166	p	169	p	227	p	213	p	213	p
Granted	269	p	185	p	179	p	–		–		–
Forfeited	208	p	176	p	173	p	251	p	222	p	205	p
Exercised	188	p	199	p	215	p	198	p	203	p	199	p
Expired or lapsed	179	p	179	p	216	p	199	p	189	p	–

Outstanding at the end of the year	180	p	165	p	166	p	257	p	227	p	213	p

Exercisable at the end of the year	158	p	210	p	–		257	p	261	p	280	p

Options were exercised regularly throughout the year. The weighted average share price during the year was 293p (2007: 265p, 2006: 205p). The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2008, together with their exercise prices and dates:

			Number of	Number of
	Exercise		outstanding	exercisable
	price		options	options
Normal dates of exercise	per share		millions	millions

BT Group Employee Sharesave Plans
2008	154p–192p		94	1
2009	146p–202p		71	1
2010	171p–294p		46	–
2011	179	p	32	–
2012	262	p	38	–

Total			281	2

BT Group Legacy Option Plan
2001-2011	318p–602p		10	10

Total			10	10

BT Group Global Share Option Plan
2004-2014	176p–199.5p		27	27
2005-2015	179p–263p		9	9

Total			36	36

Total options			327	48

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	69

Back to Contents

30.  Share based payments continued

The options outstanding under all share option plans at 31 March 2008, have weighted average remaining contractual lives as follows:

	Employee Sharesave			GSOP and GLOP

	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
	exercise	options	contractual		exercise	options	contractual
Range of exercise prices	price	millions	remaining life	Range of exercise prices	price	millions	remaining life

100p – 199p	160p	222	22 months	176p – 263p	198p	36	69 months
200p – 300p	258p	59	48 months	318p – 602p	474p	10	32 months

Total		281				46

Executive share plans
Movements in non vested executive share plans during 2008 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 31 March 2007	59.0	11.2	3.2	73.4
Awards granted	21.0	4.7	1.4	27.1
Awards vested	(7.0)	(3.7)	(1.8)	(12.5)
Awards lapsed	(10.0)	(0.4)	(0.3)	(10.7)
Dividend shares reinvested	3.4	0.6	0.1	4.1

At 31 March 2008	66.4	12.4	2.6	81.4

At 31 March 2008, 2.1 million shares (2007: 15.6 million) were held in trust by the company and 79.3 million shares (2007: 57.8 million) were held in treasury by the ultimate parent company for executive share plans.

Fair value
The following table summarises the fair values and assumptions used for grants made under the Employee Sharesave and ISP in 2008, 2007 and 2006.

	2008			2007				2006

	Employee			Employee				Employee
	Sharesave		ISP	Sharesave		ISP		Sharesave		ISP

Weighted average fair value	71	p	182p	43p	p	127	p	52	p	123	p

Weighted average share price	329p		306p	229p		230p	p	222p		222p
Weighted average exercise price	269p		–	185p		–		175p		–
Expected dividend yield	5.5%		5.5%	5.5%		5.5%		5.0%		4.1%
Risk free rates	5.8%		5.8%	5.0%		5.0%		4.0%		4.0%
Expected volatility	22.0%		18.0%	17.0%		17.0%		25.0%		25.0%

Employee Sharesave grants, which include the BT Group Employee sharesave and the BT Group International Employee sharesave option plans, are valued using a binomial option pricing model. Awards under the ISP have been valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. The group assumes an expected life of three months after exercise price is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the middle market share price three days prior to the date of grant. The weighted average share price for RSP awards granted in 2008 was 310p (2007: 267p, 2006: 216p). The weighted average share price for DBP awards granted in 2008 was 319p (2007: 232p, 2006: 223p).

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of employees within Openreach should be linked to Openreach performance rather than BT targets or share price. Long-term incentive arrangements are linked to Openreach targets and are paid in cash instead of shares and hence are neither equity settled or cash settled share based payment arrangements.

70	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

31.  Audit and non audit services
The following fees for audit and non audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2008.

	2008	2007	2006
	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and
consolidated accounts	2,950	3,061	1,883
Non audit services
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries pursuant to legislation	3,848	3,518	3,286
Other services pursuant to legislation	1,590	1,212	1,361
Tax services	727	763	1,775
Services relating to corporate finance transactions	549	748	317
All other services	527	23	556

	10,191	9,325	9,178

     ‘Audit services’ represents fees payable for services in relation to the audit of the parent company and the consolidated financial accounts and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
    ‘Tax services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting matters.
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.

32.  Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buy backs and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper supported by committed borrowing facilities. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The group also uses financial instruments to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and counterparty credit risk and the group’s market risk exposures, including risk from volatility in currency and interest rates. The treasury centralised operation acts as a central bank to members of the BT group providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The BT Group plc Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The BT Group plc Board has delegated its authority to operate these polices to a series of panels that are responsible for management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director of the BT Group plc Board. The key policies defined by the Board are highlighted in each of the sections below.
     The financial risk management of exposures arising from trading financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply such policies and procedures and perform review processes to assess and manage financial risk exposures arising from trading financial instruments.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	71

Back to Contents

32.  Financial instruments and risk management continued

Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either interest cash flow or fair value volatility. The BT Group plc Board policy, is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short term interest rate management is delegated to the centralised treasury operation whilst long-term interest rate management decisions requires further approval from the BT Group plc Group Finance Director, Director Group Financial Control and Treasury or the Treasurer who have been delegated such authority by the BT Group plc Board.
     In order to manage this profile, the group has entered into swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under cross currency swaps, the group agrees with other parties to exchange, at specified intervals, US dollar and Euro fixed rates into either fixed or floating Sterling interest amounts calculated by reference to an agreed notional principal amount. Under Sterling interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate Sterling interest amounts calculated by reference to an agreed notional principal amount. The group uses a combination of these derivatives to primarily fix its interest rates.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. At 31 March 2008, the group had outstanding Sterling interest rate swap agreements with notional principal amounts totalling £4.8 billion (2007: £5.1 billion).
     The group is exposed to income statement and equity volatility arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis. All adjustments to interest rates for the impacted financial instruments are assumed to take affect from 1 April 2008.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships, its variable rate borrowings and investments and trade receivables which are largely influenced by Sterling interest rates. Interest rate movements on trade payables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of interest bearing financial assets and financial liabilities at 31 March 2008, a 100 basis point increase in Sterling interest rates would increase the group’s annual net finance income by approximately £180 million which is consistent with 2007.
     The group’s main exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase in interest rates in each of the currencies would impact equity, pre tax, as follows:

	2008	2007
	£m	£m
100 basis point increase in:	Charge (credit)	Charge (credit)

Sterling interest rates	470	371
US dollar interest rates	(347)	(272)
Euro interest rates	(91)	(28)

The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group plc group’s credit rating were downgraded below A3 in the case of Moody’s or below A- in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In July 2006, S&P downgraded BT Group’s credit rating to BBB plus and Moody’s currently apply a credit rating of Baa1 following a downgrade in May 2001. Based on the total amount of debt of £4.5 billion outstanding on these instruments at 31 March 2008, BT’s annual finance expense would increase by approximately £22 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/BBB+. If BT’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £22 million.

72	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

32.  Financial instruments and risk management continued

Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The Board policy for foreign exchange risk management defines the types of transactions which should normally be covered including significant operational, funding and interest exposures and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the centralised treasury operation whilst long-term foreign exchange management decisions requires further approval from the BT Group plc Group Finance Director, Director Group Financial Control and Treasury or the Treasurer who have been delegated such authority from the Board. The policy delegates authority to the Treasurer to take positions of up to £100 million and for the BT Group plc Group Finance Director to take positions of up to £1 billion.
     A significant proportion of the group’s current revenue is invoiced in pounds Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their local currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £6.9 billion at 31 March 2008 (2007: £5.4 billion), are used to finance its operations and have been predominantly swapped to Sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     After hedging, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies, based on the composition of assets and liabilities at the balance sheet date, with all other factors remaining constant would be insignificant in both 2008 and 2007.
     The group’s main exposure to foreign exchange volatility within shareholders equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity is not significant.
     At 31 March 2008, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £7.1 billion (2007: £6.1 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from 1 to 23 years (2007: 2 months to 24 years). The notional value of forward currency contracts included in the gross notional principal at 31 March 2008 were £688 million (2007: £1,297 million) for purchases of currency and £1 million (2007: £2 million) for sales of currency. The forward currency contracts had a term remaining ranging from 1 to 259 days (2007: 2 to 321 days).

Credit risk management
The group’s exposure to credit risk arises mainly from financial assets transacted by the centralised treasury operation and from its trading related receivables.
     For treasury related balances, the BT Group plc Board defined policy restricts the exposure to any one counterparty and financial instrument by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and defining the types of financial instruments which may be transacted. The minimum credit ratings set are A-/A3 for long-term and A1/P1 for short-term investments with counterparties. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the size and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Management review significant utilisations on a regular basis to determine adjustments required, if any. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible the group will seek a legal right of set off and have the ability and intention to settle net. The group also seeks collateral or other security where it is considered necessary. During 2008, the centralised treasury operation tightened the credit limits applied when investing with counterparties and continued to monitor their credit quality in response to market credit conditions.
     The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate by applying processes which include netting and off-setting, considering the customers exposure to the group and requesting securities such as deposits, guarantees and letters of credit. In light of the adverse market conditions the group has taken proactive steps to ensure the impact on trading related financial assets is minimised. The concentration of credit risk for trading balances of the group is provided in note 13 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
    The maximum credit risk exposure of the group’s financial assets at 31 March 2008 and 31 March 2007 is as follows:

	2008	2007
	£m	£m

Derivative financial assets	387	52
Investments	492	516
Trade and other receivables[a]	22,024	21,618
Cash and cash equivalents	1,418	791

Total	24,321	22,977

a	The carrying amount excludes £1,257 million (2007: £1,197 million) of current and £854 million (2007: £523 million) of non current trade and other receivables which relate to non financial assets.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	73

Back to Contents

32.  Financial instruments and risk management continued

Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters of the policies set by the Board.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Requirements of group companies for operating finance are met whenever possible from central resources. The group also manages liquidity risk by maintaining adequate committed borrowing facilities.
     Despite adverse market credit conditions in 2008, the group proactively raised long-term funds of £3.5 billion and short-term funds of £0.4 billion (excluding intragroup funding). A proportion of these borrowings were raised using the group’s European Medium Term Note programme and US Shelf registration. In addition, the group utilised part of its commercial paper programme which is supported by a committed borrowing facility of up to £1,500 million (2007: £1,500 million). The facility is available for the period to January 2013. The group had additional undrawn committed borrowing facilities of £835 million (2007: £2,035 million), of which £800 million was agreed in 2008 (with a further £100 million agreed after the balance sheet date), is for a term of 364 days and has a one-year term out. The remaining £35 million was renewed in 2008. The prior year included a facility of £2,000 million and was available for one year. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period.
     The Group’s remaining contractually agreed cash flows, including interest, associated with financial liabilities based on undiscounted cash flows are as follows:

		Within one year, or	Between one and	Between two and	Between three and	Between four and
	Carrying amount	on demand	two years	three years	four years	five years	After five years
Outflow (inflow)	£m	£m	£m	£m	£m	£m	£m

2008
Loans and borrowings	12,642
Principal		2,568	274	2,362	13	1,537	5,646
Interest		753	696	659	478	480	4,700
Trade and other payables[a]	5,966	5,966	–	–	–	–	–
Provisions[b]	127	31	25	16	14	13	66
Derivative financial instrument liabilities
Net settled	446	18	18	18	20	20	66
Gross settled	626
Outflow		480	482	2,107	177	305	4,619
Inflow		(393)	(365)	(1,715)	(137)	(263)	(3,756)

2007
Loans and borrowings	8,880
Principal		2,304	330	340	2,253	12	3,466
Interest		591	498	470	452	268	3,784
Trade and other payables[a]	5,387	5,387	–	–	–	–	–
Provisions[b]	146	41	31	25	16	14	59
Derivative financial instrument liabilities
Net settled	474	50	49	49	49	37	332
Gross settled	836
Outflow		1,135	369	486	2,681	137	4,207
Inflow		(997)	(285)	(387)	(2,315)	(117)	(3,592)

a	The carrying amount excludes £1,756 million (2007: £1,544 million) of current and £707 million (2007: £590 million) of non current trade and other payables which relate to non financial liabilities.
b	The carrying amount excludes £50 million (2007: £59 million) of current and £169 million (2007: £165 million) of non current provisions which relate to non financial liabilities.
c	Foreign currency related cash flows were translated at the closing rate at the reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the group’s US dollar and Euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2008, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £2.9 billion (2007: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £1 million and liabilities of £207 million (2007: assets of £15 million and liabilities of £234 million). The interest rate swaps have a remaining term ranging from three to 23 years (2007: four to 24 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable in Sterling under these swap contracts are at a weighted average rate of 6.1% (2007: 5.5%) and interest payable in Sterling was at a weighted average rate of 5.9% (2007: 5.9%).

74	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the consolidated financial statements

Back to Contents

32.  Financial instruments and risk management continued

At 31 March 2008, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £6.4 billion (2007: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £340 million (2007: £10 million) and liabilities of £625 million (2006: £833 million). The cross currency swaps have a remaining term ranging from one to 23 years (2007: two months to 24 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 5.9% (2007: 6.9%) for Euro cross currency swaps and 7.7% (2007: 8.2%) for US dollar cross currency swaps and interest payable in Sterling at a weighted average rate of 8.6% (2007: 9.2%).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar step up interest payments on bonds. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £182 million (2007: £205 million). The fair value of the forward foreign currency contracts at the balance sheet date comprised assets of £6 million (2007: £1 million) and had a remaining term of between three and five months (2007: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 23 years (2007: 24 years).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar commercial paper issues. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £95 million (2007: £760 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £14 million (2007: £15 million) and had a remaining term of less than five months (2007: less than three months) to match the cash flows on maturity of the underlying commercial paper.
     Forward currency contracts have been designated as cash flow hedges against currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain US dollar denominated supplies. At 31 March 2008, the group had outstanding forward currency contracts with a total notional principal amount of £1 million (2007: £2 million) for sales of currency and £116 million (2007: £165 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £1 million (2007: £3 million) and had a remaining term of less than one month (2007: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to five years (2007: one month to six years) from the balance sheet date.

Other derivatives
At 31 March 2008, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £295 million for purchases of currency (2007: £167 million) and had a maturity period of under nine months (2007: under nine months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion (2007: £1.9 billion) and mature between 2014 and 2030 (2007: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2007: 6.5%) and interest payable are at a weighted average rate of 8.5% (2007: 8.1%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements. The group entered into a low cost borrowing structure during 2008 which was marginally earnings positive after tax. The structure included a forward currency contract for the sale of currency with a notional principal of £512 million which had matured by the 31 March 2008 realising a loss of £26 million.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2008 and 2007. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value

	2008	2007	2008	2007
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	9,298	6,249	9,436	7,059
Finance leases	320	567	347	601
Other loans and borrowings	3,024	2,064	2,990	2,061

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	75

Back to Contents

GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Interests in associates and joint ventures	Securities of equity investees
Leaver costs	Termination benefits
Loans to associates and joint ventures	Indebtedness of equity investees not current
Own work capitalised	Costs of labour engaged in the construction of plant and
equipment for internal use
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Statement of recognised income and expense	Comprehensive income
Reserves	Shareholders’ equity other than paid-up capital
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

76	British Telecommunications plc Annual Report and Form 20-F 2008	Glossary of terms and US equivalents

Back to Contents

REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY

Independent auditors’ report to the members of British Telecommunications plc
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2008 which comprise the balance sheet, accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 78 to 93.
     We have reported separately on the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2008. This separate report is set out on page 28.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company financial statements.
     In addition, we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2008;
•	the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the Directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
16 May 2008

Report of the independent auditors – parent company	British Telecommunications plc Annual Report and Form 20-F 2008	77

Back to Contents

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC

BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

I Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 1985. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments.
     As permitted by Section 230 of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2008 contain a consolidated statement of cash flows.
Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT plc consolidated financial statements for the year ended 31 March 2008 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.

II Adoption of new accounting standards and pronouncements
The company has adopted Financial Reporting Standard No. 29 ‘Financial Instruments: Disclosures’ (FRS 29) during the year. FRS 29 sets out the requirement for the presentation of, and disclosures relating to, financial instruments, and replaces the disclosure requirements of FRS 25, ‘Financial Instruments: Disclosures and Presentation’. The company is exempt from the requirements of FRS 29 because the company is included in the BT Group plc’s publicly available consolidated financial statements for the year ended 31 March 2008, which include disclosures that comply with IFRS 7, the equivalent International Financial Reporting Standard.

III Turnover
Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the company, and the amount of turnover and the associated costs can be measured reliably. Where the company acts as agent in a transaction it recognises turnover net of directly attributable costs.
     Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Turnover from calls is recognised at the time the call is made over the company’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.
     Turnover from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Turnover from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts turnover is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, turnover is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, turnover is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs or other measures of completion such as, contract milestone or customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria applied to each element as described above.

IV Research and development
Expenditure on research and development is written off as incurred.

V Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations are charged over the period of the finance lease and represent a constant proportion of the balance of capital repayments outstanding.
     If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases by the lessee. Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period. If a sale and

78	British Telecommunications plc Annual Report and Form 20-F 2008	Parent company accounting policies

Back to Contents

leaseback transaction results in an operating lease, any profit or loss is recognised in the profit and loss account immediately.

VI Foreign currencies
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.

VII Goodwill
Goodwill, arising from the purchase of businesses, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

VIII Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.

Cost
Cost in the case of network infrastructure and equipment includes direct labour, contractors’ charges, payments on account, materials, direct labour and directly attributable overheads.

Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, so as to write off the costs over the estimated useful life taking into account any expected residual values. Freehold land is not subject to depreciation.
The lives assigned to other significant tangible fixed assets are:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease
or 40 years, whichever is
the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 5 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary changes are recognised prospectively.

IX Asset impairment (non-financial assets)
Fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.
     An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

X Stocks
Stocks mainly comprise items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

XI Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.
     Redundancy or leaver costs are charged against profit in the year in which the company is demonstrably committed to the employees leaving the company.

XII Post retirement benefits
The company operates a funded defined benefit pension plan, which is administered by an independent trustee for the majority of its employees.
     The company’s net obligation in respect of defined benefit pension plans, is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The profit and loss account charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the trustees at intervals of not more than three years to determine the rates of contribution payable. The pension cost is determined on advice of the company’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

XIII Share based payment
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 30 in the BT plc consolidated financial statements, under which it makes equity settled share based payments to certain employees of the company. Equity settled share based payments are measured at fair value at the date of grant after taking into

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	79

Back to Contents

account the company’s best estimate of the number of awards expected to vest. For share based payments to employees of the company, the fair value determined at the date of grant is expensed on a straight line basis together with a corresponding increase in equity over the vesting period.
     Fair value is measured using either the Binomial or Monte Carlo model, whichever is the most appropriate.
     The company has taken advantage of the transitional provisions of FRS 20 ‘Share based payment’ in respect of equity settled awards and has applied FRS 20 only to those awards granted after 7 November 2002 that were unvested at 1 January 2005.

XIV Deferred Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

XV Dividends
Interim and final dividends are recognised when they are paid.

XVI Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Provisions are discounted to present value where the effect is material.

XVII Financial instruments
Financial assets
Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
•	those that the company intends to sell immediately or in the short-term, which are classified as held for trading;
•	those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.

     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.

Available-for-sale financial assets
Non derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the profit and loss account) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Financial liabilities
Creditors
Creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other

80	British Telecommunications plc Annual Report and Form 20-F 2008	Parent company accounting policies

Back to Contents

borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements are recognised in the profit and loss account.

Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.

Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are held for trading or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss account line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the profit and loss account as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the profit and loss account using the effective interest method over the remaining term of the hedged item.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2008	81

Back to Contents

PARENT COMPANY BALANCE SHEET
As at 31 March

British Telecommunications plc parent company balance sheet

		2008	2007
	Notes	£m	£m

Fixed assets
Intangible assets	1	408	435
Tangible assets	2	15,270	14,728
Derivative financial instruments	3	310	25
Investments in subsidiary undertakings, associates and joint ventures	4	45,572	45,649
Other investments	5	316	103

Total fixed assets		61,876	60,940

Current assets
Stocks		86	108
Debtors	6	7,929	7,820
Derivative financial instruments	3	77	27
Other investments	5	20,072	17,329
Cash at bank and in hand		187	4

Total current assets		28,351	25,288

Creditors: amounts falling due within one year
Loans and other borrowings	7	46,195	44,305
Derivative financial instruments	3	267	318
Other creditors	8	5,789	5,447

Total creditors: amounts falling due within one year		52,251	50,070

Net current liabilities		(23,900)	(24,782)

Total assets less current liabilities		37,976	36,158

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	19,964	14,081
Derivative financial instruments	3	805	992
Other creditors	9	675	568

Total creditors: amounts falling due after more than one year		21,444	15,641

Provisions for liabilities and charges
Deferred taxation	10	1,818	1,713
Other provisions	10	286	307

Total provisions for liabilities and charges		2,104	2,020

Net assets excluding pension asset (obligation)		14,428	18,497

Pension asset (obligation)	16	2,054	(230)

Net assets including pension asset (obligation)		16,482	18,267

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	13	821	693
Profit and loss account	12	5,489	7,402

Equity shareholders’ funds		16,482	18,267

The financial statements of the company on pages 78 to 93 were approved by the board of directors on 14 May 2008 and were signed on its behalf by

Hanif Lalani
Director

82	British Telecommunications plc Annual Report and Form 20-F 2008	Parent company balance sheet

Back to Contents

NOTES TO THE FINANCIAL STATEMENTS

1.	Intangible fixed assets
Goodwill
£m

Cost
1 April 2007 and 31 March 2008	473

Accumulated amortisation
1 April 2007	38
Charge for the year	27

At 31 March 2008	65

Net book value
At 31 March 2008	408

At 31 March 2007	435

2.	Tangible fixed assets
		Network		Assets
		infrastructure		in course of
	Land and buildings [a]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
1 April 2007	597	34,057	2,690	1,495	38,839
Additions	–	49	267	2,667	2,983
Transfers	39	1,792	377	(2,208)	–
Disposals and adjustments	(7)	(402)	(308)	(5)	(722)

At 31 March 2008	629	35,496	3,026	1,949	41,100

Accumulated depreciation
1 April 2007	279	22,341	1,527	–	24,147
Charge for the year	26	1,902	498	–	2,426
Disposals and adjustments	(5)	(398)	(316)	–	(719)

At 31 March 2008	300	23,845	1,709	–	25,854

Net book value at 31 March 2008	329	11,651	1,317	1,949	15,246
Engineering stores	–	–	–	24	24

Total tangible fixed assets at 31 March 2008	329	11,651	1,317	1,973	15,270

Net book value at 31 March 2007	318	11,716	1,163	1,495	14,692
Engineering stores	–	–	–	36	36

Total tangible fixed assets at 31 March 2007	318	11,716	1,163	1,531	14,728

		2008	2007
		£m	£m

a	The net book value of land and buildings comprised:
	Freehold	237	223
	Long leases (over 50 years unexpired)	16	13
	Short leases	76	82

	Total net book value of land and buildings	329	318

b	The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2008 was £679 million (2007: £796 million). The depreciation charge on those assets for the year ended 31 March 2008 was £259 million (2007: £239 million).
c	Other mainly comprises software, computers and motor vehicles.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	83

Back to Contents

3.	Derivative financial instruments
	2008		2007

	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	1	207	15	234
Other interest rate swaps	25	239	11	240
Cross currency swaps – cash flow hedge	340	605	10	755
Cross currency swaps – fair value hedge	–	20	–	78
Forward foreign exchange contracts – cash flow hedge	20	1	16	3
Other forward foreign exchange contracts	1	–	–	–

	387	1,072	52	1,310

Analysed as:
Current	77	267	27	318
Non current	310	805	25	992

	387	1,072	52	1,310

Details of hedges in which the derivatives are utilised are disclosed in note 19.

4.	Investments in subsidiary undertakings, associates and joint ventures
		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
	£m	£m	£m

Cost
1 April 2007	62,868	8	62,876
Additions[a]	2,349	–	2,349
Disposals[b]	(2,860)	–	(2,860)

Total cost at 31 March 2008	62,357	8	62,365

Provisions and amounts written off
1 April 2007	17,221	6	17,227
Disposals	(434)	–	(434)

Total provisions and amounts written off at 31 March 2008	16,787	6	16,793

Net book value at 31 March 2008	45,570	2	45,572

Net book value at 31 March 2007	45,647	2	45,649

a	Additions in 2008 included new shareholdings in BT 90 Limited (£1,179 million), BT Investment Capital LLP (£288 million), BT Holdings Limited (£232 million) and BT Jersey Jutland (£181 million).
b	Disposals in 2008 mainly related to a decrease in the shareholding of BT Netherlands 4 BV (£1,151 million).

Details of the principal operating subsidiary undertakings and associate are set out on page 93.

5.	Other investments
	2008	2007
	£m	£m

Fixed assets
Available-for-sale assets	28	70
Loans and receivables	1	1
Loans to group undertakings	287	32

	316	103

Current assets
Available-for-sale	439	267
Loans and receivables	671	190
Loans to group undertakings	18,962	16,872

	20,072	17,329

Available-for-sale
Current available-for-sale financial assets consist of liquidity fund deposits denominated in Sterling £335 million (2007: £197 million), Euro £81 million (2007: £48 million) and US dollars £23 million (2007: £22 million) which are immediately accessible to the company to manage liquidity.
     Non current available-for-sale financial assets include an investment in the shares of the ultimate parent company, BT Group plc of £22 million (2007: £62 million). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan, and the Deferred Bonus Plan.

Loans and receivables
Loans and receivable financial assets mainly consist of fixed term debt securities denominated in Sterling with a fixed coupon.

84	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the financial statements

Back to Contents

6.	Debtors
	2008	2007
	£m	£m

Debtors due within one year
Trade debtors	1,070	1,038
Amounts owed by group undertakings	31	215
Amount owed by parent undertakings	4,133	3,512
Current tax receivable	–	504
Other debtors	175	281
Accrued income	932	1,020
Prepayments	777	727

	7,118	7,297

Debtors due after more than one year
Other assets[a]	811	523

Total debtors	7,929	7,820

a	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

7.	Loans and other borrowings
	2008	2007
	£m	£m

Sterling 6.375% bonds 2037[b]	521	–
US dollar 9.125% (2007: 9.125%) notes 2030 (minimum 8.625%a)[b]	1,380	1,398
Sterling 5.75% bonds 2028	608	608
Sterling 3.5% indexed linked notes 2025	315	301
Sterling 8.625% bonds 2020	298	297
US dollar 5.95% bonds 2018[b]	563	–
Sterling 6.625% bonds 2017[b]	524	–
Sterling 8.0% (2007: 8.0%) notes 2016 (minimum 7.5%a)	712	712
Euro 5.25% bonds 2014[b]	622	–
Euro 5.25% bonds 2013[b]	812	–
US dollar 5.15% bonds 2013[b]	434	–
Euro 7.375% (2007: 7.375%) notes 2011 (minimum 6.875%a)[b]	903	768
US dollar 8.625% (2007: 8.625%) notes 2010 (minimum 8.125%a)[b]	1,496	1,515
US dollar 8.765% bond from group undertakings 2009[c]	110	108
US dollar 7% notes 2007[c]	–	542

Total listed bonds, debentures and notes	9,298	6,249

Finance leases	15	20
Finance leases with group undertakings	445	919

Total finance leases	460	939

Commercial paper[b,d]	107	794
Sterling 6.35% bank loan due 2012	312	–
Sterling floating rate note 2008-2009 (average effective interest rate 5.2% (2007: 4.3%))	36	42
Sterling floating rate loan 2008-2009 (average effective interest rate 6.7% (2007: 5.5%))	402	724
Sterling floating rate loan 2008 (average effective interest rate 6.3%)	351	–
Sterling floating rate loan 2008 (average effective interest rate 6.4%)	100	–
Other loans 2008-2012	3	–
Bank overdrafts	256	50
Loans from group undertakings[e]	54,834	49,588

Total other loans and borrowings	56,401	51,198

Total loans and other borrowings	66,159	58,386

a	The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.
b	Hedged in a designated cash flow hedge.
c	Hedged in a designated cash flow and fair value hedge.
d	Commercial paper is denominated in Sterling £nil (2007: £25 million) and euro £107 million (2007: £769 million).
e	Includes fixed interest bonds issued to group undertakings amounting to £5,635 million (2007: £5,538 million) Sterling and £41 million (2007: £33 million) Euros with maturities between 2009 and 2025.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements. Apart from finance leases all borrowings as at 31 March 2008 are secured.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	85

Back to Contents

7.	Loans and other borrowings continued

	2008	2007
	£m	£m

Repayments falling due as follows:
Within one year, or on demand	46,195	44,305
Between one and two years	357	2,784
Between two and three years	2,414	414
Between three and four years	52	2,286
Between four and five years	1,533	24
After five years	15,605	8,572
Total due for repayment after more than one year	19,961	14,080

Total repayments	66,156	58,385
Fair value adjustments for hedged risk	3	1

Total loans and other borrowings	66,159	58,386

			Repayment of outstanding
	Minimum lease payments		lease obligations
	2008	2007	2008	2007
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	224	614	208	565
In the second to fifth years inclusive	285	396	250	360
After five years	2	15	2	14

	511	1,025	460	939
Less: future finance charges	(51)	(86)	–	–

Total finance lease obligations	460	939	460	939

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

8.	Other creditors: falling due within one year

	2008	2007
	£m	£m

Trade creditors	2,897	2,644
Amounts owed to group undertakings	438	245
Corporation taxes	189	128
Other taxation and social security	462	416
Other creditors	328	721
Accrued expenses	413	390
Deferred income	1,062	903

Total other creditors	5,789	5,447

9.	Other creditors: falling due after more than one year

	2008	2007
	£m	£m

Other creditors	675	568

10.	Provisions for liabilities and charges

			Other
	Property provisions	[a,c]	provisions	[b]	Total
Provisions for liabilities and charges excluding deferred taxation	£m		£m		£m

Balances at 1 April 2007	240		67		307
Profit and loss account charge[d]	24		53		77
Unwind of discount	3		–		3
Utilised in the year	(57)		(44)		(101)

Total provisions at 31 March 2008	210		76		286

a	Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the company’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 24 years.
b	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over three years.
c	Provisions classified as financial liabilities amounted to £127 million (2007: £146 million) and relate to leasehold property provisions.
d	Includes specific items of £53 million in relation to the creation of Openreach and delivery of the Undertakings. See note 4 of the consolidated financial statements.

86	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the financial statements

Back to Contents

10.	Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

£m

Balance at 1 April 2007	1,713
Charge recognised in the profit and loss account (except impact of change in tax rate)	195
Charge recognised in reserves (except impact of change in tax rate)	25
Impact of change in tax rate	(115)

Deferred tax provision at 31 March 2008	1,818

A number of changes to the UK corporation tax system were announced in the March 2007 Budget statement which have been enacted in the 2007 and 2008 Finance Acts. The 2007 financial statements were not impacted as the changes had not been substantively enacted at the balance sheet date. The effect of the change has been to reduce the value of the deferred tax liability recognised at 1 April 2007 by £115 million. This comprises a credit of £123 million which has been recognised in the income statement and a charge of £8 million which has been recognised in reserves. The decrease in deferred tax is due to the reduction in the corporation tax rate from 30% to 28% with effect from 1 April 2008.

	2008	2007
	£m	£m

Tax effect of timing differences due to:
Excess capital allowances	2,010	2,044
Share based payments	(34)	(45)
Other	(158)	(286)

Total provision for deferred taxation	1,818	1,713

The deferred taxation liability relating to the retirement benefit asset is disclosed in note 16.

11.      Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2008 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.
     The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2008 (2007: £2,172 million), representing 8,689,755,905 ordinary shares (2007: 8,689,755,905 ordinary shares).

12.      Reconciliation of movement in equity shareholders’ funds

		Share		Profit
	Share	premium	Other	and loss
	capital	account[a]	reserves[c]	account	Total
	£m	£m	£m	£m	£m

At 1 April 2006	2,172	8,000	581	5,370	16,123
Profit for the year[b]	–	–	–	3,312	3,312
Actuarial gain	–	–	–	1,415	1,415
Deferred tax on actuarial gain	–	–	–	(425)	(425)
Dividends	–	–	–	(2,330)	(2,330)
Share based payment	–	–	–	60	60
Tax on items taken directly to equity	–	–	(62)	–	(62)
Gain on available-for-sale assets	–	–	9	–	9
Decrease in fair value of cash flow hedges	–	–	(201)	–	(201)
Recognised in profit and loss in the year	–	–	366	–	366

At 1 April 2007	2,172	8,000	693	7,402	18,267
Profit for the year[b]	–	–	–	777	777
Actuarial gain	–	–	–	2,621	2,621
Deferred tax on actuarial gain	–	–	–	(804)	(804)
Dividends	–	–	–	(4,545)	(4,545)
Share based payment	–	–	–	38	38
Tax on items taken directly to equity	–	–	(32)	–	(32)
Loss on available-for-sale assets	–	–	(8)	–	(8)
Increase in fair value of cash flow hedges	–	–	446	–	446
Reclassified and reported in non current assets	–	–	11	–	11
Recognised in profit and loss in the year	–	–	(289)	–	(289)

At 31 March 2008	2,172	8,000	821	5,489	16,482

a	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
b	As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £777 million (2007: £3,312 million) before dividends paid of £4,545 million (2007: £2,330 million).
c	A breakdown of other reserves is provided in note 13.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	87

Back to Contents

13.      Reconciliation of movement in other reserves

	Available-for-sale	Cash flow	Capital redemption	Total
	reserve	reserve	reserve	other reserves
	£m	£m	£m	£m

At 1 April 2006	2	(173)	752	581
Gain on available-for-sale assets	9	–	–	9
Net fair value losses	–	(201)	–	(201)
Recognised in profit and loss in the year	(1)	367	–	366
Tax on items taken directly to equity	–	(62)	–	(62)

At 1 April 2007	10	(69)	752	693
Loss on available-for-sale assets	(8)	–	–	(8)
Net fair value gains	–	446	–	446
Recognised in profit and loss in the year	(6)	(283)	–	(289)
Reclassified and reported in non current assets	–	11	–	11
Tax on items taken directly to equity	–	(32)	–	(32)

At 31 March 2008	(4)	73	752	821

14.      Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’ from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.

15.      Financial commitments and contingent liabilities

	2008	2007
	£m	£m

Contracts placed for capital expenditure not provided in the accounts	724	752

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	13	18
Between one and five years	120	120
After five years	366	381

Total payable within one year	499	519

Operating lease commitments were mainly in respect of leases of land and buildings.
     At 31 March 2008, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the company business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the company generally carries its own risks.
     The company has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$72 million (£36 million) as at 31 March 2008, although this could increase by a further US$402 million (£201 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the company.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

88	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the financial statements

Back to Contents

16.	Retirement benefits
Background
The company offers retirement benefit schemes to its employees. The company’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension costs of the company, included within the staff costs, in the year was £600 million (2007: £613 million). The total cost relating to the BTPS was £561 million (2007: £593 million), of which £557 million (2007: £585 million) was borne by the company. An element of the total charge relating to the BTPS is recharged to fellow subsidiary undertakings who are participating employers in the pension scheme. The company retains the full liability of the BTPS.

Defined contribution schemes
The profit and loss charge in respect of defined contribution schemes represents the contribution payable by the company based on a fixed percentage of employees’ pay. The pension cost for the year in respect of the company’s main defined contribution scheme was £37 million (2007: £28 million) and £3 million (2007: £3 million) of contributions were outstanding at 31 March 2008.

Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the chairman of the trustee directors. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions with the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.
The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2008, the UK equities included 10 million (2007: 14 million) ordinary shares of the ultimate parent company, BT Group plc, with a market value of £22 million (2007: £43 million).

Amounts recognised in respect of defined benefit schemes The net pension asset (obligation) is set out below:

	2008			2007

		Present			Present
		value of	Asset		value of	Asset
	Assets	liabilities	(obligation)	Assets	liabilities	(obligation)
	£m	£m	£m	£m	£m	£m

BTPS	37,331	(34,444)	2,887	38,287	(38,580)	(293)
Other schemes	–	(34)	(34)	–	(35)	(35)

Total asset (deficit)	37,331	(34,478)	2,853	38,287	(38,615)	(328)
Deferred tax liability (asset) at 28% (2007: 30%)			(799)			98

Net pension asset (obligation)			2,054			(230)

Amounts recognised in the profit and loss account on the basis of the above assumptions in respect of the defined benefit pension asset (obligation) are as follows:

	2008	2007
	£m	£m

Current service cost (including defined contribution schemes)	600	613

Total operating charge	600	613
Expected return on pension scheme assets	(2,448)	(2,292)
Interest on pension scheme liabilities	2,028	1,872

Net finance income	(420)	(420)

Amount charged to profit before taxation	180	193

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2008	2007
	£m	£m

Actuarial gains and losses recognised in the year	2,621	1,415
Cumulative actuarial gains and losses	6,457	3,836
Actual return on plan assets	(124)	3,269

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	89

Back to Contents

16.	Retirement benefits continued
Changes in the present value of the defined benefit pension obligation are as follows:

	2008	2007
	£m	£m

Opening defined benefit pension obligation	(38,615)	(38,042)
Service cost	(561)	(593)
Interest cost	(2,028)	(1,872)
Contributions by employees	(19)	(18)
Actuarial gain	5,194	438
Benefits paid	1,551	1,472

Closing defined benefit pension obligation	(34,478)	(38,615)

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain.

     Changes in the fair value of plan assets are as follows:

	2008	2007
	£m	£m

Opening fair value of plan assets	38,287	35,550
Expected return	2,448	2,292
Actuarial (loss) gain	(2,572)	977
Contributions by employer	700	922
Contributions by employees	19	18
Benefits paid	(1,551)	(1,472)

Closing fair value of plan assets	37,331	38,287

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March are disclosed in note 27 of the consolidated financial statements.

     The history of experience gains and losses which have been recognised under FRS 17 were:

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	34,478	38,615	38,042	34,307	32,222
Less: Fair value of plan assets	37,331	38,287	35,550	29,550	26,818

Net pension asset (obligation)	2,853	(328)	(2,492)	(4,757)	(5,404)
Experience adjustment on defined benefit obligation – (loss)/gain	(22)	190	(527)	(437)	(290)
Percentage of the present value of the defined benefit obligation	0.1%	0.5%	1.4%	1.3%	0.9%
Experience adjustment on plan assets – (loss) gain	(2,572)	977	4,846	1,664	4,130
Percentage of the plan assets	6.9%	2.6%	13.6%	5.6%	15.4%

The company expects to contribute approximately £393 million to the BTPS in 2009, no deficiency contributions are due in 2009.
     Details of the measurement of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 27 of the consolidated financial statements of BT plc.

17.	Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2008	2007
	000	000

Average monthly number of employees	91.2	91.5

The aggregate staff costs were as follows:
	2008	2007
	£m	£m

Wages and salaries	3,604	3,460
Share-based payment	60	80
Social security	310	303
Other pension costs	600	613

	4,574	4,456

18.	Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 28 to the consolidated financial statements of BT plc.

90	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the financial statements

Back to Contents

19.	Derivatives

The company uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The company also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

Interest rate swaps
The company has interest bearing financial assets and financial liabilities. In order to manage its interest profile, the company has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the company agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.
     At 31 March 2008, the company had outstanding interest rate swap agreements with notional principal amounts totalling £4.8 billion (2007: £5.1 billion).

Foreign currency derivatives
Cross currency swaps and forward currency contracts have been entered into to reduce foreign currency exposure. The company also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated.
     At 31 March 2008, the company had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £7.1 billion (2007: £6.1 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from one to 23 years (2007: two months to 24 years). The values of forward currency contracts included in the gross notional principal at 31 March 2008 were £688 million (2007: £1,297 million) for purchases of currency and £1 million (2007: £2 million) for sales of currency. The forward currency contracts had a term remaining ranging from one to 259 days (2007: two to 321 days).

Hedging activities
The company entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the the group’s US dollar and Euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2008, the company had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £2.9 billion (2007: £3.2 billion). The fair value of these interest rate swaps at the balance sheet date comprised assets of £1 million and liabilities of £207 million (2007: assets of £15 million and liabilities of £234 million). The interest rate swaps have a remaining term ranging from three to 23 years (2007: four to 24 years) to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 6.1% (2007: 5.5%) and interest payable are at a weighted average rate of 5.9% (2007: 5.9%).
     At 31 March 2008, the company had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £6.4 billion (2007: £4.8 billion). The fair value of these cross currency swaps at the balance sheet date comprised assets of £340 million (2007: £10 million) and liabilities of £625 million (2007: £833 million). The cross currency swaps have a remaining term ranging from one to 23 years (2007: two months to 24 years) to match the underlying hedged borrowings consisting of annual and semi-annual interest payments and the repayment of principal amounts. The interest receivable under these swap contracts are at a weighted average rate of 5.9% (2007: 6.9%) for Euro cross currency swaps and 7.7% (2007: 8.2%) for US dollar cross currency swaps and interest payable are at a weighted average rate of 8.6% (2007: 9.2%).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar step up interest payments on bonds. At 31 March 2008, the company had outstanding forward currency contracts with a total notional principal amount of £182 million (2007: £205 million). The fair value of the forward foreign currency contracts at the balance sheet date comprise assets of £6 million (2007: £1 million) and had a remaining term of between three and five months (2007: three and 11 months) after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 23 years (2007: 24 years).
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain Euro and US dollar commercial paper issues. At 31 March 2008, the company had outstanding forward currency contracts with a total notional principal amount of £95 million (2007: £760 million). The fair value of the forward currency contracts at the balance sheet date comprised assets of £14 million (2007: £15 million) and had a remaining term of less than five months (2007: less than three months) to match the cash flows on maturity of the underlying commercial paper.
     Forward currency contracts have been designated as cash flow hedges against movements on currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain US dollar denominated supplies. At 31 March 2008, the company had outstanding forward currency contracts with a total notional principal amount of £1 million (2007: £2 million) for sales of currency and £116 million (2007: £165 million) for purchases of currency. The fair value of forward currency contracts at the balance sheet date comprised liabilities of £1 million (2007: £3 million) and had a remaining term of less than one month (2007: less than one month) after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to five years (2007: one month to six years) from the balance sheet date.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2008	91

Back to Contents

19.      Derivatives continued
Other derivatives
At 31 March 2008, the company held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with FRS 26. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £295 million for purchases of currency (2007: £167 million) and a maturity period of under nine months (2007: under nine months). Interest rate swaps not in hedging relationships under FRS 26 had a notional principal amount of £1.9 billion (2007: £1.9 billion) and mature between 2014 and 2030 (2007: 2014 and 2030). The interest receivable under these swap contracts are at a weighted average rate of 6.9% (2007: 6.5%) and interest payable are at a weighted average rate of 8.5% (2007: 8.1%). The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2008 and 2007. The carrying amounts are included in the company balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value

	2008	2007	2008	2007
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	9,298	6,249	9,436	7,059
Finance leases	460	939	487	921
Other loans and borrowings	56,401	51,198	56,277	50,689

20.      Audit Services
Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 31 to the consolidated financial statements of BT plc.

92	British Telecommunications plc Annual Report and Form 20-F 2008	Notes to the financial statements

Back to Contents

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

The table below gives brief details of the group’s principal operating subsidiaries and associate at 31 March 2008. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[b]	of operations	[c]

Basilica Group Limited	IT solutions provider	100% ordinary	UK

BT Americas Inc.[c,d]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary	Australia
100% preference

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT Conferencing Inc.[d]	Audio, video and web collaboration services provider	100% common	USA

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France S.A.[d,e]	Communication related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte. Ltd.[d,f]	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co. oHG[d]	Communication related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[d,g]	Communications related services	100% ordinary	India

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary	Hong Kong
100% preference

BT Infrastructures Critiques[d]	IT systems and network provider	100% ordinary	France

BT INS, Inc.[d]	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia S.p.A.[d,h]	Communication related services and products provider	96% ordinary	Italy

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland N.V.[i]	Communication related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider for BT customers	100% ordinary	UK

BT Professional Services Nederland B.V.[d,j]	Systems integration and application development	100% ordinary	Netherlands

BT US Investments Limited[d]	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limited[c,d]	Communication related services and products provider	100% ordinary	International

Comsat Brasil Limitada[d]	Data communication services	100% common	Brazil

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Radianz Americas Inc.[d]	Global managed network service provider	100% common	USA
100% preference

a	The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
c	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the USA and Bermuda respectively.
d	Held through intermediate holding company.
e	In April 2007, BT C & SI France S.A. was merged into BT France S.A.
f	In April 2008, Frontline Technologies Corporation Ltd changed its name to BT Frontline Pte. Ltd.
g	In June 2007, i2i Enterprise Private Limited changed its name to BT Global Communications India Private Limited.
h	In January 2008, I Net S.p.A. was merged into BT Italia S.p.A.
i	In April 2007, Farland B.V. was merged into BT Nederland B.V.
j	In August 2007, Syntegra Groep B.V. changed its name to BT Professional Services Nederland B.V.

				Share capital

				Percentage	Country
Associate	Activity	Issued	[a]	owned	of operations	[b]

Tech Mahindra Limited	IT systems integrator and transformation consultancy provider	121,362,869		35%	India

a   Issued share capital comprises ordinary or common shares, unless otherwise stated.
b   Incorporated in the country of operations.

Subsidiary undertakings and associate	British Telecommunications plc Annual Report and Form 20-F 2008	93

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: expected growth in revenue, EBITDA before specific items and leaver costs, and expected levels of free cash flow; BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Group risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the USA is David Eveleigh, 4201 Lexington Avenue North, Arden Hills, MN55126, USA.

94	British Telecommunications plc Annual Report and Form 20-F 2008	Additional information for shareholders

Back to Contents

Notes prices
On 5 December 2000 BT issued four series of notes comprising US$2.8 billion 8.625% notes due 2030 (the thirty-year 2000 Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year 2000 Notes), US$3.1 billion 7.625% notes due 2005 (the five-year 2000 Notes) and US$1.1 billion floating rate notes due 2003 (the three-year 2000 Notes, and, together with the thirty-year 2000 Notes, the ten-year 2000 Notes, the five-year 2000 Notes, the 2000 Notes). The three-year 2000 Notes were redeemed at par on 15 December 2003 and the five-year 2000 Notes were redeemed at par on 15 December 2005. On 5 December 2007, BT issued two series of notes comprising US$600,000,000 5.15% senior notes due 2013 (the five-year 2007 Notes) and US$600,000,000 5.95% senior notes due 2018 (the ten-year 2007 Notes and, together with the five-year 2007 Notes, the 2007 Notes). On 19 March 2008, BT issued two series of notes comprising US$250,000,000 5.15% senior notes due 2013 (the five-year 2008 Notes) and US$500,000,000 5.95% senior notes due 2018 (the ten-year 2008 Notes and, together with the five-year 2008 Notes, the 2008 Notes).
     The high and low prices for the outstanding 2000 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes
	High	Low	High	Low
Year ended 31 March 2001	109.33	100.33	106.13	100.28

Year ended 31 March 2002	123.49	102.07	115.60	103.12

Year ended 31 March 2003	131.37	108.44	122.45	107.05

Year ended 31 March 2004	142.40	121.62	128.58	118.03

Year ended 31 March 2005	140.53	121.40	123.24	115.57

Year ended 31 March 2006	141.95	127.65	118.74	109.75

Year ended 31 March 2007
First quarter	128.37	120.97	111.80	101.40
Second quarter	134.00	122.19	112.43	109.39
Third quarter	141.83	131.36	113.10	109.88
Fourth quarter	141.38	136.40	112.75	108.25
Full period	141.83	120.97	113.10	101.40

Year ended 31 March 2008
First quarter	140.17	128.62	111.82	108.86
Second quarter	135.08	128.93	110.67	108.96
Third quarter	137.85	129.59	111.65	109.34
Fourth quarter	134.87	121.62	112.36	109.64
Full period	140.17	121.62	112.36	108.86

Last six months
November 2007	137.85	134.94	111.65	109.74
December 2007	137.09	129.59	110.38	109.34
January 2008	134.87	131.19	112.15	109.99
February 2008	131.94	126.56	112.14	110.85
March 2008	134.41	121.62	112.36	109.64
April 2008	129.57	123.72	109.55	108.76

The high and low prices for the 2007 Notes and 2008 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Five-year 2007 Notes		Ten-year 2007 Notes		Five-year 2008 Notes		Ten-year 2008 Notes
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2008
First quarter	–	–	–	–	–	–	–	–
Second quarter	–	–	–	–	–	–	–	–
Third quarter	99.96	98.78	100.27	98.16	99.96	98.78	100.27	98.16
Fourth quarter	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49
Full period	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49

Last six months:
November 2007	–	–	–	–	–	–	–	–
December 2007	99.96	98.78	100.27	98.16	–	–	–	–
January 2008	103.01	99.82	104.13	100.27	–	–	–	–
February 2008	103.04	100.39	103.30	99.43	–	–	–	–
March 2008	102.88	97.72	102.25	95.49	101.31	97.72	101.15	95.49
April 2008	99.96	97.74	100.22	95.93	99.96	97.74	100.22	95.93

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2008	95

Back to Contents

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
(a) Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.
Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder’s proxy).

(b) Changes in capital
The company may by ordinary resolution:
(i) consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
(ii) subject to the Companies Act 1995, divide all or part of its share capital into shares of a smaller amount;
(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv) increase its share capital.
The company may also:
(i) buy back its own shares; and
(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

(d) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.

(e) Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f) General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.

(h) Directors
Directors’ remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

96	British Telecommunications plc Annual Report and Form 20-F 2008	Additional information for shareholders

Back to Contents

Articles continued
(i) Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings. Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/ she is interested as set out in the Articles.
Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

(j) Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i) have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
(ii) have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
(iii) hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.
A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.
When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.

(k) Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(l) Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Limitations affecting security holders There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2008	97

Back to Contents

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Group risk factors	10
4	Information on the company
4A	History and development of the company	Business review
		Introduction	2
		Additional information for shareholders
		Background	94
4B	Business overview	Business review	2
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	94
4C	Organisational structure	Business review
		Introduction	2
		Subsidiary undertakings and associate	93
4D	Property, plants and equipment	Business review
		Our property portfolio	9
5	Operating and financial review and prospects
5A	Operating results	Financial review	12
		Consolidated financial statements	29
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	94
5B	Liquidity and capital resources	Financial review	12
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	94
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	54
		Financial commitments and contingent liabilities	59
		Financial instruments and risk management	71
5C	Research and development, patents and licences	Omitted due to reduced disclosure format
5D	Trend information	Omitted due to reduced disclosure format
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	22
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	22
6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Financial review
		Group results	13
		Consolidated financial statements
		Notes to consolidated financial statements
		Employees	67
6E	Share ownership	Omitted due to reduced disclosure format
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	59
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below.
		Business review
		Legal proceedings	7
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	59
		Additional information for shareholders
		Memorandum and Articles of Association
		Articles
		Dividends	96
8B	Significant changes	Financial review
		Capital resources	22
9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

98	British Telecommunications plc Annual Report and Form 20-F 2008	Cross reference to Form 20-F

Back to Contents

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	96
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	97
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	97
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Financial review
	disclosures about market risk	Financial risk and capital management	20
Consolidated financial statements
Notes to the consolidated financial statements
		Financial instruments and risk management	71
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable
15	Controls and Procedures	Report of the directors
		US Sarbanes-Oxley Act of 2002	25
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated financial statements
Notes to the financial statements
		Audit and non audit services	71
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors – Consolidated financial statements
28
		Accounting policies	29
Consolidated financial statements
		Notes to the consolidated financial statements	41

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2008	99

Back to Contents

British Telecommunications plc

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000

Produced by BT Group
Designed by Greentarget, London
Typeset by Bowne

Printed in England by St Ives Direct, Crayford
Printed on elemental chlorine-free paper
Sourced from sustainably managed forests